Exhibit 2.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS OF THE TYPE THAT THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL. [Redacted] INDICATES THAT INFORMATION HAS BEEN REDACTED.

Share Purchase Agreement The entities whose names and addresses are set out in Schedule 1 The Purchasers (as defined herein) Dated 12 September 2026

Contents

Parties
Background
Agreed terms
1	Definitions and interpretation
2	Sale and purchase of Shares
3	Consideration
4	Intra‑group debt
5	Conditions
6	Indebtedness Schedule
7	Pre‑Completion matters
8	Completion
9	Purchaser warranties and undertakings
10	Sellers' Warranties and undertakings
11	Leakage and Tax conduct matters
12	Sellers limitations
13	W&I Policy
14	Non-solicitation
15	Confidentiality and announcements
16	Sellers' Group names and marks, etc
17	Access to information
18	Insurance
19	Termination
20	Assignment and successors
21	Third party rights
22	Costs and expenses
23	Payments, etc
24	Further assurance
25	Entire agreement
26	General
27	Notices
28	Agent for service
29	Governing law and jurisdiction
Signature pages

Schedule 1 The Sellers, the Shares and the Consideration
Schedule 2 Warranted Information

Part 1 The Target Companies
Part 2 The Subsidiaries
Part 3 Freehold Property
Part 4 Leasehold Property
Part 5 Tenancy at Will Properties
Schedule 3 Warranties
Schedule 4 Tax
Part 1 Tax Covenant
Part 2 Tax Warranties
Schedule 5 Sellers' limitations
Schedule 6 Completion obligations
Part 1 Hain Celestial's obligations on Completion
Part 2 Purchasers' obligations on Completion
Schedule 7 Additional Information

Agreed Form Documents

Data Room Index

Enterprise to Equity Bridge

Equity Commitment Letter

Indemnity for Lost Share Certificates: Ella's Brands Shares, Ella's IP Shares and Hain Frozen Shares

KPMG Steps Paper

Locked Box Accounts

Notarial deed of transfer in respect of the Mona Share

Notarial deed of transfer in respect of the Natumi Share

Officer's Certificate

Post Completion power of attorney re Ella's Brands Shares, Ella's IP Shares, Hain Frozen Shares and Additional Hain Frozen Share(s)

Power of attorney: Purchasers

Stock transfer forms: Ella's Brands Shares, Ella's IP Shares, Hain Frozen Shares and Additional Hain Frozen Share(s)

Transitional Services Agreement

TSA Exit Plan

Mona Waiver Declaration

Mona Waiver Shareholder Resolution

This agreement is made on	12 September 2026

Parties

(1) The entities whose names and addresses are set out in Schedule 1 (together the Sellers, and each a Seller);

(2) Aurelius V AcquiCo Twenty Four Limited, a company incorporated and registered in England and Wales with number 17412838 which has its registered office at 33 Glasshouse Street 3rd Floor, London, United Kingdom, W1B 5DG (the UK Purchaser);

(3) AURELIUS V GER AcquiCo Six GmbH, a company incorporated and registered in Munich, Germany with number HRB 286176 which has its registered office at Ludwig-Ganghofer-Straße 6, 82031 Grünwald, Germany (the German Purchaser and, together with the UK Purchaser, the Purchasers).

Background

A Ella's Kitchen (Brands) Limited (Ella's Brands), registered in England and Wales with company number 05183743, is a private company limited by shares. Further information relating to Ella's Brands is set out in Schedule 2.

B Ella's Kitchen (IP) Limited (Ella's IP), registered in England and Wales with company number 06957235, is a private company limited by shares. Further information relating to Ella's IP is set out in Schedule 2.

C Hain Frozen Foods UK Limited (Hain Frozen), registered in England and Wales with company number 05830980, is a private company limited by shares. Further information relating to Hain Frozen and its Subsidiaries is set out in Schedule 2.

D Lima, - Natuurvoedingsbedrijf ‑ Lima Manufacture D'Aliments Naturels BV (Lima), registered in Belgium with company number 0400.157.266, is a private limited liability company. Further information relating to Lima and its Subsidiaries is set out in Schedule 2.

E Natumi GmbH (Natumi), registered in Germany with company number HRB 12527, is a private limited liability company. Further information relating to Natumi and its Subsidiaries is set out in Schedule 2.

F Mona Sojaland GmbH (Mona), registered in Germany with company number HRB 7976, is a private limited liability company. Further information relating to Mona is set out in Schedule 2.

G Each Seller owns the Shares set out opposite its name in Schedule 1.

H Ella's Kitchen Group Limited has agreed to sell and the UK Purchaser has agreed to purchase the Ella's Brands Shares and the Ella's IP Shares on the terms and subject to the conditions of this agreement.

I The Hain Daniels Group Limited has agreed to sell and the UK Purchaser has agreed to purchase the Hain Frozen Shares and, to the extent issued pursuant to the KPMG Steps, the Additional Hain Frozen Shares on the terms and subject to the conditions of this agreement.

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J Hain Celestial Europe, B.V. has agreed to sell and the German Purchaser has agreed to purchase the Lima Shares and the Natumi Share on the terms and subject to the conditions of this agreement.

K To the extent issued pursuant to the KPMG Steps, HCGI US Finance Co LLC (Hain US Finco) has agreed to sell and the German Purchaser has agreed to purchase the Additional Lima Shares on the terms and subject to the conditions of this agreement.

L The Hain Celestial Group, Inc. (Hain Celestial) has agreed to sell and the German Purchaser has agreed to purchase the Mona Share on the terms and subject to the conditions of this agreement.

Agreed terms

1 Definitions and interpretation

1.1 In this agreement:

A Distribution Agreement means the distribution agreement more particularly described in Schedule 7.

Accounts means the individual audited financial statements of each Group Company as at and for the financial year ended on the Accounts Date, comprising its statement of financial position, profit and loss account and all attached notes and reports.

Accounts Date means 30 June 2025.

Acquisition Dispute means any dispute or claim arising out of or in connection with this agreement, its subject matter or formation (including any non‑contractual dispute or claim).

Acquisition Documents means this agreement, the Disclosure Letter, the Agreed Form documents and any other documents to be delivered on Completion in accordance with Schedule 6.

Agreed Form, in relation to a document, means the form agreed by the Sellers' Lawyers and the Purchasers’ Lawyers as being in the agreed form for the purpose of this agreement.

Applicable Law(s) means all laws, regulations, directives, statutes, subordinate legislation, common law and civil codes of any jurisdiction, in each case both:

(a) having force of law and being legally binding; and

(b) applying from time to time to a party or to the activity in the circumstances in question.

Assessment means the issue of any notice, demand, assessment, letter, determination or other document by or on behalf of any Tax Authority, or the imposition of any withholding of or on account of Tax, in each case from which it appears, or as a result of which, a Cash Extraction Tax Liability has been or may be incurred by or imposed on any Group Company in respect of which Hain Celestial will or may be liable under clause 11.3.

Authority means a supra‑national, national or sub‑national authority, commission, department, agency, regulator or regulatory body with jurisdiction in any country in which any Group Company is incorporated or has a branch, agency or permanent establishment.

Base Price means two hundred and twenty three million pounds (£223,000,000).

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Blocking Regulation means Council Regulation (EC) No 2271/96 of 22 November 1996 protecting against the effects of the extra-territorial application of legislation adopted by a third country, and actions based on or resulting therefrom, both as retained, amended and implemented by the United Kingdom (including by retained Commission Implementing Regulation (EU) 2018/1101 and by the Extraterritorial US Legislation (Sanctions against Cuba, Iran and Libya) (Protection of Trading Interests) Order 1996) and as implemented by any member state of the European Union.

BMG Cash Pooling Agreement means the cash pooling agreement entered into on 17 December 2020 between Hain Celestial Europe B.V. and Bank Mendes Gans N.V..

Business Day means any day (other than a Saturday, Sunday or a public holiday in England, Luxembourg, Munich or New York) on which commercial banks are open for general business in London, Luxembourg, Munich and New York.

C Agreement means the trade mark licence agreement more particularly described in Schedule 7.

Cap has the meaning given in paragraph 1.2(a) of Schedule 5.

Capex Plan means the capex plan of the Group Companies as disclosed at document 7.9.1.1 of the Data Room.

Claim means any demand or claim against any Seller (whether in contract or otherwise) under or in relation to or for any breach of this agreement (including any Title Claim, General Warranty Claim, Tax Claim), but excluding Leakage Claims.

Claimed Leakage Amount has the meaning given in clause 11.7.

Completion means completion of the sale and purchase of the Shares in accordance with this agreement.

Completion Date means 15 Business Days after the date on which the last of the Conditions has been satisfied or, where applicable, waived (or such other date as may be agreed in writing between Hain Celestial and the Purchasers).

Conditions means the conditions set out in clause 5.1, and Condition means any one of them.

Consideration means the sum of the Initial Consideration and the Deferred Consideration (if any).

Credit Agreement means the fourth amended and restated credit agreement dated 22 December 2021 entered into between Hain Celestial and the other parties stated therein, as amended and restated from time to time, including (without limitation) the amendment and restatement dated 11 September 2025.

Cross-guarantee Letter of Support means the cross-guarantee letter of support dated 20 January 2026 to support EY's going concern analysis entered into by Hain Celestial UK Limited, Daniels Chilled Foods Limited, Hain Frozen Foods UK Limited, Farmhouse Fare Limited, S. Daniels Limited and Hain Celestial (C&S) Limited.

CRTPA means the Contracts (Rights of Third Parties) Act 1999.

CTA 2010 means the Corporation Tax Act 2010.

Data Protection Laws means all laws of any jurisdiction, as amended, replaced or updated from time to time, relating to data protection, privacy, e-marketing, artificial intelligence or any

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similar concept, and/or information or network security which are from time to time applicable to any Group Company (or any part of its business).

Data Room means the "Project Island" electronic data room hosted by Intralinks.

Data Room Index means the index of the documents in the Data Room in the Agreed Form.

Deferred Consideration means:

(a) the Excess Ticker Amount; less

(b) the Extracted Ticker Amount (if any); less

(c) the Loaned Ticker Amount (if any),

provided that, for the avoidance of doubt, the Deferred Consideration shall not be less than zero.

Disclosed means fairly disclosed by the Disclosed Information, with sufficient clarity and detail to enable a reasonable buyer of the Shares to make an informed assessment of the nature and scope of the matter concerned.

Disclosed Information means:

(a) the Disclosure Letter; and

(b) the information and documents contained in the Data Room as at 17:51 UTC on 11 September 2026 and as set out in the Data Room Index.

Disclosure Letter means the letter of the same date as this agreement from Hain Celestial to the Purchasers relating to the Warranties, together with any documents annexed to it.

Encumbrance means any mortgage, charge (whether fixed or floating), pledge, lien or other security interest of any kind and any option or right to acquire or another type of preferential arrangement or an agreement, arrangement or obligation, whether conditional or otherwise to create any of the foregoing.

Enterprise to Equity Bridge means the enterprise value to equity value bridge in the Agreed Form in relation to the transaction to which this agreement relates.

Environment means the natural and man-made environment including all or any part of the following media:

(a) air (including the air within buildings and man‑made or natural structures above or below ground);

(b) water;

(c) land; and

(d) all ecosystems and living organisms (including humans) supported by these media.

Environmental Consents means any consent, permission, licence, registration, certificate, approval or other authorisation issued pursuant to or required by any Environmental Laws.

Environmental Laws means all Applicable Laws relating to Environmental Matters, excluding Health and Safety Laws.

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Environmental Matters means all matters relating to the protection, prevention of pollution or harm to or remediation of the Environment and to Environmental Consents (except for Health and Safety Matters).

EWKFondsG means the German Single-Use Plastics Fund Act (Einwegkunststofffondsgesetz or EWKFondsG).

EWKFondsG Determination Process means any process before the German Environment Agency (Umweltbundesamt or UBA) or other relevant Authority to determine whether Natumi GmbH and/or Mona Sojaland GmbH are subject to levies under any EWKFondsG as a manufacturer, along with any appeal process, settlement negotiation or discussion, or other related process that is implemented to determine whether Natumi GmbH and/or Mona Sojaland GmbH are subject to levies under any EWKFondsG due to such entity being a manufacturer.

EWKFondsG Endorsement has the meaning given to it in clause 7.14(e)(i);

EWKFondsG Indemnified Losses means the aggregate of any EWKFondsG Losses, less any EWKFondsG Recovered Losses (to the extent not previously repaid to Hain Celestial pursuant to clause 7.14(h)).

EWKFondsG Recovered Losses means the amount of any levies paid by Mona Naturprodukte GmbH under EWKFondsG that are subsequently refunded to Mona Naturprodukte GmbH as a result of the relevant Authority’s determination that it is not a manufacturer under EWKFondsG.

EWKFondsG Losses means: (i) any levies or back-levies or liabilities determined to be payable under EWKFondsG for the 2024, 2025 and/or 2026 reporting years by Natumi GmbH and/or Mona Sojaland GmbH due to such entity being a manufacturer under EWKFondsG; (ii) any interest and/or administrative fines payable as a result of a determination made against a Group Company pursuant to any EWKFondsG Determination Process; and (iii) any payments made by Natumi GmbH and/or Mona Sojaland GmbH to an Authority pursuant to any settlement or agreed compromise with respect to any EWKFondsG Determination Process.

EWKFondsG Trigger Event means a determination by the German Environment Agency (Umweltbundesamt or UBA) or other relevant Authority (or any settlement or other determination) which results in a payment being made by Natumi GmbH or Mona Sojaland GmbH pursuant to EWKFondsG due to such entity being a manufacturer.

Excess Ticker Amount means an amount equal to the Locked Box Ticker Amount less the Fixed Ticker Amount.

Extracted Ticker Amount means an amount equal to the amount of the Excess Ticker Amount which has been extracted from the Group Companies and paid to the Sellers in cash prior to Completion pursuant to clause 7.11(a).

Equity Commitment Letter means a letter dated on the date of this agreement from Aurelius Investment Lux Alpha S.à r.l. to the Sellers and the Purchasers in the Agreed Form.

Facility Agreements has the meaning given to it in the Facilities Commitment Letter.

Facilities has the meaning given to it in the Facilities Commitment Letter.

Facilities Commitment Letter means the facilities commitment letter dated on or prior to the date of this agreement from each of: (i) White Oak Merchant Partners, LLC, (ii) White Oak ABL3, LLC, (iii) Centerbridge Partners Europe LLP and addressed to AURELIUS Investment Lux Thirty-Three S.à r.l. and its affiliates.

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Finance Condition Longstop Time means 11:59pm on the date falling thirty (30) days from the date of this agreement, or such later time and date as may be agreed in writing between Hain Celestial and the Purchasers.

Financing Documents means each of: (i) the Facilities Commitment Letter, (ii) the Financing Term Sheet and (iii) once entered into by the parties to such documents, the Facilities Agreements.

Financing Term Sheet means the term sheet included as Appendix 1 to the Facilities Commitment Letter.

Fixed Ticker Amount means ten million pounds (£10,000,000).

Food Permit means any consent, permission, licence, registration, certificate, approval or other authorisation issued pursuant to or required by any Food Safety Laws.

Food Safety Laws means all Applicable Laws which relate to Food Safety Matters.

Food Safety Matters means all matters relating to food safety, content and/or hygiene (including those concerning food production, processing, storage, handling, sale and service).

Freehold Properties means the freehold properties set out in Part 3 of Schedule 2.

General Warranties means the warranties in Schedule 3 (other than the Title Warranties).

General Warranty Claim means any claim, whether in contract or otherwise, in relation to or for any breach of the General Warranties.

German NIS-2 Regime means the NIS2-Umsetzungs-und Cybersicherheitsstärkungsgesetz (NIS2UmsuCG) implementing EU Directive (EU) 2022/2555.

Group Companies means the Target Companies and the Subsidiaries, and Group Company shall be construed accordingly.

Guarantee means any guarantee, indemnity, suretyship, letter of comfort or other assurance, security or right of set-off given or undertaken by a person to secure or support the obligations (actual or contingent) of any other person and whether given directly or by way of counter-indemnity to any other person who has provided any such guarantee, indemnity, suretyship, letter of comfort or other assurance, security or right of set-off.

Health and Safety Laws means all Applicable Laws related to Health and Safety Matters.

Health and Safety Matters means all matters relating to the protection of human health and safety (except for Food Safety Matters).

Initial Consideration means:

(a) the Base Price; plus

(b) the Fixed Ticker Amount; plus

(c) the Loaned Ticker Amount (if any); less

(d) any Notified Leakage.

Insurer means Euclid Transactional, the issuer of the W&I Policy.

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IP means:

(a) rights in patents, registered designs, copyrights, moral rights, database rights, unregistered design rights, registered trade marks, service marks, trade names, business names, brand names, get‑up, logos, rights to use and protect the confidentiality of confidential information, or know how and trade secrets (including in relation to confidential product recipes and product formulations), domain names and URLs; and

(b) rights having equivalent or similar effect to the above items in any jurisdiction.

IR35 Rules means Chapter 8 of Part 2 of Income Tax (Earnings and Pensions) Act 2003.

Judgment means any judgment, order, decree, award, ruling or decision from any court, tribunal or arbitrator.

Key Customer means each of the customers listed in Schedule 7.

Key Supplier means each of the suppliers listed in Schedule 7.

KPMG Steps means the steps as set out in the KPMG Steps Paper.

KPMG Steps Paper means the steps paper dated 10 September 2026 produced by KPMG in the Agreed Form, as amended (if applicable) from time to time in accordance with clause 7.4(b).

Leakage means the following (without double counting) if, but only to the extent, undertaken by any Group Company during the period from and excluding the Locked Box Accounts Date to Completion:

(a) in each case to or on behalf of, or for the benefit of, any member of the Retained Group:

(i) any dividend or other distribution (whether in cash or in kind) declared, paid or made;

(ii) any redemption, repurchase, repayment or return of shares, loan capital or other securities, or any other return of capital (whether by reduction of capital or otherwise whether in cash or in kind and whether in respect of principal and interest);

(iii) any payment (whether in cash or in kind) of any general management, consultancy, shareholder, advisory or monitoring fee, royalty or other charge of a similar nature;

(iv) to the extent the relevant payment, transaction or arrangement (as applicable) is not of a nature contemplated within any of paragraphs (a)(i) to (a)(iii), (a)(v) to (a)(xi) (or the application of paragraph (xii) in respect thereof) or (b) of this definition:

(A) any payment to or for the benefit of the Retained Group by the Group Companies (as a whole) that exceeds the fair market value of the consideration received by the Group Companies (as a whole) for such payment(s); and

(B) any entry into any transaction or arrangement with or for the benefit of any member of the Retained Group (other than a payment by a Group Company to or for the benefit of the Retained Group in return

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for consideration) which is not on arm's length terms (other than where there is no detriment to the Group Companies as a result of such terms not being on an arm's length basis);

(v) any amendment, variation, waiver or termination of any existing arrangement with or for the benefit of any member of the Retained Group where such amendment, variation, waiver or termination is not on arm's length terms (other than where there is no detriment to the Group Companies as a result of such terms not being on an arm's length basis);

(vi) any payment (whether in cash or in kind) of principal, interest, break fees, penalties or termination costs or fees in respect of any indebtedness or treasury arrangement (including in connection with the cash pooling arrangements (but excluding in respect of ordinary course trading)) to the Retained Group;

(vii) the creation of any Encumbrance over any asset, right, value or benefit of the Group Companies;

(viii) any transfer, or the surrender or disposal, assignment, licence or waiver, of any assets, rights or other benefits in each case for no consideration or for consideration less than fair market value;

(ix) any waiver, discount, deferral, release, reduction or discharge of any amount, right, value, benefit, obligation or liability owed or due to any Group Company;

(x) the assumption, guarantee, indemnification or discharge, or incurring of any liability;

(xi) any fees, costs and expenses (including any payments) incurred, suffered, made or paid to implement the transaction contemplated by this agreement (including the extraction of the Extracted Ticker Amount pursuant to clause 7.11(a)) and including any legal, accounting, tax, financial advisory, brokerage, finder's, financing, due diligence, data room, or other professional fees and expenses;

(xii) any agreement or other commitment by any Group Company to enter into or carry out any of the actions or the transactions set out in paragraphs (i) to (xi) above; and

(xiii) any Tax or irrecoverable VAT which arises or is or will be incurred, as a result of, or in connection with, the matters set out in paragraphs (i) to (xii) above, and any such Tax or irrecoverable VAT shall be deemed to be Leakage for or on behalf of or for the benefit of the member of the Retained Group that received or benefitted from the relevant matter in paragraphs (i) to (xii) in respect of which the Tax or irrecoverable VAT arises or will arise, and shall be deemed to be undertaken by the relevant Group Company prior to Completion; and

(b) any:

(i) payment (whether in cash or in kind) of any retention or transaction bonuses to officers or employees of any Group Company as a result of or crystallising as a result of the transaction contemplated by this agreement (Transaction Bonuses);

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(ii) increase in, or variation to, the remuneration, benefits or bonus entitlements of any person that is resigning as a director of any Group Company at Completion and, immediately following Completion, remains a director, officer or employee of a member of the Retained Group, otherwise than in the ordinary course of business consistent with past practice for the 12 months prior to the Locked Box Accounts Date (but excluding, for the avoidance of doubt, the reimbursement of any expenses incurred by such person in the performance of their role);

(iii) agreement or other commitment by any Group Company to enter into or carry out any of the actions or the transactions set out in (i) or (ii) above; and

(iv) Tax or irrecoverable VAT which arises or is or will be incurred, as a result of, or in connection with, the matters set out in paragraphs (i) to (iii) above and any such Tax or irrecoverable VAT shall be deemed to be undertaken by the relevant Group Company prior to Completion; and

(v) any Tax or irrecoverable VAT which arises in or is or will be incurred by a Group Company as a result of the implementation of the KPMG Steps, and any such Tax or irrecoverable VAT shall be deemed to be undertaken by the relevant Group Company prior to Completion, and in all cases Leakage shall not include Permitted Leakage.

Leakage Amount, in relation to any Leakage, means the aggregate (without double counting) of the following if, but only to the extent that, they constitute such Leakage:

(a) other than in respect of Leakage pursuant to paragraphs (a)(iv), (a)(v), (a)(vi), (a)(vii), (a)(viii), (a)(ix) or (a)(x) (or the application of paragraph (a)(xii) in respect of thereof) of the definition of Leakage, the payments made or incurred (or, in the case of Tax, which will be incurred), or agreed to be made or incurred;

(b) in respect of Leakage pursuant to paragraph (a)(iv) (or the application of paragraph (a)(xii) in respect of paragraph (a)(iv)) of the definition of Leakage (without double counting):

(i) where the payment made or agreed to be made by the Group Companies (as a whole) exceeds the fair market value of the consideration received by the Group Companies (as a whole) for such payment, an amount equal to the difference between the amount received or that will be received by the Group Companies (as a whole) and such fair market value; and/or

(ii) where the transaction or arrangement (other than a payment by a Group Company to or for the benefit of the Retained Group in return for consideration) entered into, or agreed to be entered into is not on arm's length terms and that is to the detriment of the Group Companies, an amount equal to the negative financial impact on the Group Companies (as a whole) as a result of such transaction or arrangement not being on arm's length terms;

(c) in respect of Leakage pursuant to paragraph (a)(v) (or the application of paragraph (a)(xii) in respect of paragraph (a)(v)) of the definition of Leakage, an amount equal to negative financial impact on the Group Companies (as a whole) as a result of such amendment, variation, waiver or termination of an existing arrangement;

(d) in respect of Leakage pursuant to paragraph (a)(vi) (or the application of paragraph (a)(xii) in respect of paragraph (a)(vi)) of the definition of Leakage, the amount of any

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principal, interest, fees or other amount paid, payable or incurred by any Group Company to any member of the Retained Group;

(e) in respect of Leakage pursuant to paragraph (a)(vii) (or the application of paragraph (a)(xii) in respect of paragraph (a)(vii)) of the definition of Leakage, the fair market value of any assets over which the relevant Encumbrance is enforced;

(f) in respect of Leakage pursuant to paragraph (a)(viii) (or the application of paragraph (a)(xii) in respect of paragraph (a)(viii)) of the definition of Leakage, the amount of the fair market value of the asset, right or other benefit transferred, surrendered, disposed of, assigned, licenced or waived (or agreed to be transferred, surrendered disposed of, assigned, licenced or waived) less any cash and the fair market value of any other consideration received, or to be received, for it by the Group Companies;

(g) in respect of Leakage pursuant to paragraph (a)(ix) (or the application of paragraph (a)(xii) in respect of paragraph (a)(ix)) of the definition of Leakage, the value of the amount, right, value, benefit, obligation or liability waived, discounted, deferred, released, reduced or discharged (or agreed to be waived, discounted, deferred, released, reduced or discharged); and

(h) in respect of Leakage pursuant to paragraph (a)(x) (or the application of paragraph (a)(xii) in respect of paragraph (a)(x)) of the definition of Leakage, the amount of the liabilities assumed, indemnified, discharged or incurred (or agreed to be assumed, indemnified, discharged or incurred), or, in the case of a guarantee, the amount paid (or required to be paid) by the Group Companies as a result of the invocation of such guarantee along with any other costs or loss suffered by the Group Companies as a result of the guarantee, provided that any Leakage Amount shall be calculated after deducting the amount of any Leakage Saving.

Leakage Claim means any claim under clause 11.

Leakage Dispute Resolution Period has the meaning given in clause 11.8.

Leakage Expert has the meaning given in clause 11.9.

Leasehold Properties means the leasehold properties set out in Part 4 of Schedule 2.

Leakage Saving means an amount equal to any reduction or elimination of any liability of any Group Company to make a payment of Tax, resulting from the use of any Relief which is actually utilised in respect of the accounting period in which the relevant Leakage is incurred and which arises as a result of the relevant Leakage.

L Licence means the licensing agreement more particularly described in Schedule 7.

Loaned Ticker Amount means the aggregate amount (if any) which has been loaned by the Group Companies to the Purchasers in cash prior to Completion pursuant to clause 7.11(c).

Locked Box Accounts means the unaudited aggregated management accounts of the Group Companies in the Agreed Form (as set out in column G in the "Locked Box Accounts (bucketed)" tab of file 1.5.3 in the Data Room and file 7.36.6 in the Data Room insofar as it relates to the Group Companies as a whole for the income statement for the six month period ended on the Locked Box Accounts Date), comprising the aggregated balance sheet and aggregated income statement of the Group Companies (but excluding intra-group receivables and payables between Group Companies).

Locked Box Accounts Date means 31 December 2025.

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Locked Box Ticker Amount means an amount equal to the aggregate of the Locked Box Ticker Daily Amount for each day in the Locked Box Ticker Period.

Locked Box Ticker Daily Amount means in respect of each day during:

(a) 1 January 2026 to 31 August 2026 (inclusive), £43,365 per diem;

(b) 1 September 2026 to 30 September 2026 (inclusive), £38,081 per diem;

(c) 1 October 2026 to 31 October 2026 (inclusive), £50,479 per diem;

(d) 1 November 2026 to 30 November 2026 (inclusive), £77,106 per diem;

(e) 1 December 2026 to 31 December 2026 (inclusive), £78,771 per diem; and

(f) 1 January 2027 to Completion (inclusive), £20,000 per diem.

Locked Box Ticker Period means the period from (and including) 1 January 2026 to (and including) the Completion Date.

Material Contract means any contract with a Key Customer or a Key Supplier.

Management Accounts means the unaudited management accounts comprising an aggregated balance sheet and income statement of the Group Companies, for the period from the Locked Box Accounts Date to 30 June 2026, as contained in the following folders in the Data Room:

(a) 7.36.5 (FY26 Trial Balances) insofar as it relates to the Group Companies for the balance sheet as at 30 June 2026; and

(b) 7.36.6 (FY23-FY26 full year P&L) insofar as it relates to the Group Companies as a whole for the income statement for the period from the Locked Box Accounts Date to 30 June 2026.

Notice has the meaning given to it in clause 27.1.

Notified Leakage has the meaning given to it in clause 11.13.

Officer's Certificate means the certificate in the Agreed Form provided by an officer of Hain Celestial summarising certain matters relating to the transaction.

Off-Payroll Working Rules means Chapter 10 of Part 2 of Income Tax (Earnings and Pensions) Act 2003.

Pension Benefits means any pension, allowance, lump sum or other similar benefit on death, retirement sickness or disability for the benefit of any of the Group Companies' current or former officers or employees or their dependants.

Pension Schemes means each of:

United Kingdom

(a) The Hain Daniels Group section of NEST;

(b) the Hain Celestial UK Pension Plan;

(c) The Aviva Group Personal Pension Scheme in respect of Ella's Kitchen (Brands) Limited;

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(d) The Standard Life Personal Pension Plan;

(e) The Equitable Life pension arrangement which was in place in respect of one or more Group Company, and in respect of which no Group Company has any remaining obligation to contribute to; and

(f) The section of the Standard Life master trust relating to Hain Celestial UK Limited and Hain Frozen Foods UK Limited;

Germany

(g) direct insurance provided by Debeka for employees of Natumi;

(h) pension insurance provided by Frankfurter Leben for employees of Mona;

Austria

(i) occupational group insurance provided by Allianz for employees of Mona Naturprodukte GmbH;

(j) direct insurance provided by Allianz for employees of Mona Naturprodukte GmbH;

Ireland

(k) Hain Celestial Irl Staff Pension Scheme, as provided through Aviva Life & Pensions Ireland Designated Activity Company;

(l) Myfuturefund, used for automatic enrolment and employees not in the Hain Celestial Irl Staff Pension Scheme; and

(m) the Cully & Sully Limited (Colum O'Sullivan) Executive Pension Scheme.

Permitted Leakage means (without double counting) any of, or any agreement to do any of, the following:

(a) any payments to the extent the relevant liability, accrual, provision or reserve is specifically provided for in the Locked Box Accounts;

(b) anything that would otherwise constitute Leakage but only to the extent and in an amount not exceeding the amount specifically included as a deduction in the Enterprise to Equity Bridge (and only up to the amount so deducted);

(c) the payment of the following Transaction Bonuses, in each case only up to the amount set out opposite each item below and, including any associated employer's national insurance contributions and apprenticeship levy (or foreign equivalents of the same):

(i) seven hundred and thirteen thousand six hundred and forty nine pounds (£713,649);

(ii) two hundred and fourteen thousand five hundred and fifty eight pounds (£214,558) (being the GBP equivalent of two hundred and forty eight thousand two hundred and twenty two euros (€248,222) based on the exchange rate published by Oanda on 26 July 2026); and

(iii) five hundred and ninety four thousand three hundred and forty seven pounds (£594,347) (being the GBP equivalent of seven hundred and eighty five

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thousand and sixty four US dollars ($785,064) based on the exchange rate published by Oanda on 26 July 2026);

(d) any operating or performance-based bonuses or other discretionary or non-discretionary payments payable to employees of any Group Company pursuant to, and in accordance with the terms of, their existing employment or engagement arrangements as at the Locked Box Accounts Date that have been Disclosed and in the ordinary course of business, other than Transaction Bonuses, in each case including any associated employer's national insurance contributions and apprenticeship levy (or foreign equivalents of the same);

(e) extracting cash from the Group Companies through the implementation of the KPMG Steps (by way of dividend, distribution and/or settlement, repayment and/or capitalisation of intercompany group debt, or other transactions and/or steps undertaken to effect such extraction), and incurring a liability to Tax, provided that the aggregate of: (i) the net amount of cash so extracted; and (ii) any Tax arising as a result of such steps and/or such extraction (including any such Tax charged by reference to the gross amount of any payment, settlement, repayment or other flow, and not merely the net amount extracted (a Cash Extraction Tax Liability)), shall not exceed £99,167,620 (and any net extracted cash and/or Tax not falling within that £99,167,620 aggregate shall not constitute Permitted Leakage);

(f) extracting and/or lending, pursuant to clause 7.11, an amount in cash from the Group Companies no greater than the Excess Ticker Amount, but excluding any Tax and any legal, accounting, financial advisory, financing, due diligence and other professional fees and expenses arising in respect of, by reference to or in connection with such extraction and/or loan (including any such Tax charged by reference to the gross amount of any payment or other flow, and not merely the net amount extracted and/or lent);

(g) payments made by Group Companies to the Retained Group in relation to corporate recharges (including the recharging of certain IT, insurance and HR services) in a manner consistent with the recharges reflected within the financial vendor due diligence reports in folder 1.1.1 of the Data Room, together with any Tax incurred by any Group Company as a result of such payments, up to an amount equal to the Recharges Cap;

(h) payments made by Group Companies to the Retained Group in relation to the purchasing of products from the Retained Group in a manner and on commercial terms consistent with the past practice of the Group Companies in the period of 12 months preceding the Locked Box Accounts Date (including with respect to price and payment terms), provided that any such purchase of products is to satisfy bona fide business needs of the Group Companies and any such purchase shall not artificially increase the volume of products provided to any Group Company beyond anticipated levels required to satisfy customer demand, together with any Tax incurred by any Group Company as a result of such payments;

(i) the settlement, repayment and/or capitalisation of debt owed to or by the Group Companies by or to (as applicable) the Retained Group in a manner consistent with the past practice of the Group Companies in the period of 12 months preceding the Locked Box Accounts Date (other than, for the avoidance of doubt, pursuant to the KPMG Steps Paper), together with any Tax incurred by any Group Company as a result of the settlement or repayment (but not capitalisation) of such debt;

(j) any payment, deposit, withdrawal or other cash movement in connection with the cash pooling arrangement currently operated by the Retained Group and the Group Companies in a manner consistent with the past practice of the Group Companies in the period of 12 months preceding the Locked Box Accounts Date, together with any

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Tax incurred by any Group Company as a result of such payment, deposit, withdrawal or other cash movement, provided that, without prejudice to any other paragraphs of this definition, this paragraph (j) shall not permit any transfer of value from the Group Companies to the Retained Group and shall not include anything done pursuant to the KPMG Steps Paper;

(k) any accrual or payment of interest accruing on indebtedness owed to the Retained Group between the Locked Box Accounts Date and Completion (and without double counting with any payment to be made (or deemed to be made) pursuant to clause 4), provided that such interest has accrued in a manner consistent with the past practice of the Group Companies in the period of 12 months preceding the Locked Box Accounts Date, together with any Tax incurred by any Group Company as a result of such accrual or payment of interest;

(l) any payments made to Hain Celestial in accordance with clause 4.2(b);

(m) anything undertaken:

(i) at the written request of either of the Purchasers (including pursuant to clause 7.3), together with any Tax incurred by any Group Company as a result thereof; or

(ii) with the prior written consent of either of the Purchasers only to the extent expressly agreed to constitute Permitted Leakage, together with any Tax incurred by any Group Company as a result thereof, provided that such Tax (or the basis on which it may arise) has been disclosed in writing to the Purchasers prior to the relevant consent being given; and

(n) anything that would otherwise constitute Leakage to the extent that it has been repaid, retransferred, reinstated or released (respectively) unconditionally prior to Completion without any residual cost, Tax or liability to any Group Company.

Properties means the Freehold Properties, the Leasehold Properties and the Tenancy at Will Properties.

Purchasers’ Group means each or any of:

(a) the Purchasers, any parent undertaking of either Purchaser for the time being, and any undertaking which for the time being is a subsidiary undertaking of either Purchaser or of any such parent undertaking;

(b) any undertaking which is directly or indirectly controlled by, controls, or is under common control with any investment fund, limited partnership, or other collective investment vehicle which directly or indirectly controls either the UK Purchaser and/or the German Purchaser (including any portfolio company of such fund or vehicle); and

(c) with effect from Completion, each Group Company,

and member of the Purchasers’ Group shall be construed accordingly.

Purchasers’ Lawyers means Freshfields LLP of 100 Bishopsgate, London EC2P 2SR.

Recharges Cap means an aggregate amount for the period from the date of this agreement to the Completion Date (both inclusive) that is calculated on the basis of a monthly amount of £250,000 per month.

Registered IP means the IP registered in the name of a Group Company.

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Regulatory Conditions Longstop Time means 11:59pm on the date falling six months from the date of this agreement, or such later time and date as may be agreed in writing between Hain Celestial and the Purchasers.

Relevant Proportion means the proportions set out against each set of Shares in column (6) of Schedule 1, as updated pursuant to clause 6.

Relief has the meaning given to it in paragraph 1 of Part 1 of Schedule 4.

Representatives means, in relation to any person, its directors, officers, employees, legal, accounting, financial and other advisers, consultants, agents or brokers (as applicable).

Retained Group means the:

(a) the Sellers' Group;

(b) in respect of any member of the Sellers' Group any subsidiary undertaking and parent undertaking of that entity any subsidiary undertaking of any such parent undertaking; and

(c) any entity which manages any such entity in (a) or (b) above,

but excluding the Group Companies, and, for the purposes of the definition of Leakage, Leakage Amount and Permitted Leakage only, also includes any undertakings in which a member of the Sellers’ Group holds a direct or indirect minority equity interest.

R Agreement means the trade mark licence agreement more particularly described in Schedule 7.

Sanctioned Person means an individual or entity:

(a) listed or referred to on any Sanctions List, whether by name or description;

(b) located, ordinarily resident or domiciled in, incorporated, constituted or organised under the laws of, or that is or is part of the government of, a Sanctioned Territory; and/or

(c) "owned" or "controlled" by, or "acting on behalf of or at the direction" of (as those terms are defined or understood under relevant Sanctions Laws and associated guidance), a person referred to in (a) or (b).

Sanctioned Territory means a country or territory that is subject to comprehensive country- or territory-wide Sanctions Laws being at the date of this agreement Crimea, the so-called Donetsk People's Republic, the so-called Luhansk People's Republic, Cuba, Iran and North Korea.

Sanctions Action means any claim, litigation, arbitration, enforcement action, investigation (whether internal, regulatory, governmental or otherwise), or other proceedings (whether administrative, criminal, civil or otherwise) related to or concerning Sanctions Laws.

Sanctions Authority means any government or regulatory body of:

(a) the United States of America (including the Office of Foreign Assets Control of the U.S. Department of the Treasury and the Bureau of Industry and Security of the U.S. Department of Commerce);

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(b) the United Kingdom (including the Office of Financial Sanctions Implementation in His Majesty's Treasury, the Office of Trade Sanctions Implementation in the Department of Business and Trade, and His Majesty's Revenue and Customs);

(c) the European Union or, to the extent applicable, any Member State thereof; and

(d) the United Nations (including the United Nations Security Council and any United Nations Security Council Sanctions Committee).

Sanctions Laws means economic, financial and trade sanctions laws, regulations, rules and/or restrictive measures (including embargoes and import and export controls) administered, implemented, enacted or enforced by any Sanctions Authority.

Sanctions List means the "Specially Designated Nationals and Blocked Persons" list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the Consolidated List of Persons and Entities subject to Financial Sanctions maintained by the European Commission, the UK Sanctions List maintained by the UK Government, and/or any similar or equivalent list maintained by, or public announcement of Sanctions Laws designation made by, any Sanctions Authority.

Sellers' Group means Hain Celestial and any company which is a subsidiary of Hain Celestial from time to time, excluding with effect from Completion the Group Companies (and any reference to member of the Sellers' Group or, in the case of any member of the Sellers' Group, to its group shall be construed accordingly).

Sellers' Lawyers means DLA Piper UK LLP of 160 Aldersgate Street, London EC1A 4HT.

Senior Employee means each of the individuals listed in Schedule 7 as Senior Employees.

Shares means the following:

(a) 100 ordinary shares of £1.00 each in the capital of Ella's Brands (Ella's Brands Shares);

(b) 100 ordinary shares of £1.00 each in the capital of Ella's IP (Ella's IP Shares);

(c) 3 ordinary shares of £1.00 each in the capital of Hain Frozen (Hain Frozen Shares);

(d) the sole share with consecutive number 1 in the nominal amount of €60,250 in the capital of Natumi (Natumi Share);

(e) the share with consecutive number 4 in the nominal amount of €51,000 in the capital of Mona (Mona Share);

(f) 432,238 shares in the capital of Lima (Lima Shares); and

(g) to the extent any additional shares in the capital of Lima and/or Hain Frozen are issued pursuant to the KPMG Steps:

(i) such number of shares (if any) in the capital of Lima (in addition to those set out in (f) above) as are issued (which shall be specified in the Indebtedness Schedule) (Additional Lima Shares); and

(ii) such number of shares (if any) in the capital of Hain Frozen (in addition to those set out in (c) above) as are issued (which shall be specified in the Indebtedness Schedule) (Additional Hain Frozen Shares).

Small Claim has the meaning given in paragraph 2 of Schedule 5.

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Subsidiaries means the subsidiaries of the Target Companies, details of which are set out in Part 2 of Schedule 2, and Subsidiary means any one of them.

Target Companies means:

(a) Ella's Brands;

(b) Ella's IP;

(c) Hain Frozen;

(d) Natumi;

(e) Lima; and

(f) Mona,

further details of which are set out in Part 1 of Schedule 2, and Target Company means any one of them.

Tax has the meaning given to it in paragraph 1 of Part 1 of Schedule 4.

Tax Authority means any authority or body competent to impose, assess, collect or administer any Tax.

Tax Claim means:

(a) any demand or claim under the Tax Covenant; or

(b) any Tax Warranty Claim.

Tax Covenant means any covenant set out in paragraph 2 of Part 1 of Schedule 4.

Tax Warranties means the warranties in relation to Tax in Part 2 of Schedule 4 and paragraphs 6, 7, 8, 9 and 11 of Schedule 3.

Tax Warranty Claim means any claim, whether in contract or otherwise, in relation to or for any breach of the Tax Warranties.

Tenancy at Will Properties means the properties occupied under a tenancy at will set out in Part 5 of Schedule 2.

Third Parties has the meaning given to it in clause 21.1 and Third Party means any of the Third Parties.

Title Claim means any claim, whether in contract or otherwise, in relation to or for any breach of the Title Warranties and/or clause 2.2.

Title Warranties means the warranties in paragraphs 1 and 2 of Schedule 3.

Transaction Bonuses has the meaning given to it in paragraph (b)(i) of the definition of Leakage.

Transitional Services Agreement means the transitional services agreement in the Agreed Form to be entered into on Completion by Hain Celestial and the Service Recipient (as defined therein).

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TSA Exit Plan means the exit plan in the Agreed Form which is supplemental to the Transitional Services Agreement.

VAT has the meaning given to it in paragraph 1 of Part 1 of Schedule 4.

W&I Policy means the buy-side warranty and indemnity insurance policy issued by the Insurer in favour of the Purchasers relating to the General Warranties, Tax Warranties and Tax Covenant.

Warranties means the General Warranties, the Title Warranties and the Tax Warranties, as given by Hain Celestial in clause 10.1 and set out in Schedule 3 and Part 2 of Schedule 4.

Warranty Claim means any claim, whether in contract or otherwise, in relation to or for any breach of the Warranties (but excluding any Title Claim).

1.2 In this agreement (unless the context requires otherwise):

(a) the terms company, body corporate, subsidiary, holding company and group undertaking have the meanings given to them in the Companies Act 2006; but, for the purposes of section 1159(1) of the Companies Act 2006, a company shall be treated as a member of another company if any shares in that other company are registered in the name of either:

(i) a person by way of security (where the company has provided the security); or

(ii) a person as nominee for the company;

(b) £ or pounds means the lawful currency of the United Kingdom;

(c) € or euro means the lawful currency of those countries within the Eurozone;

(d) $ or US dollar means the lawful currency of the United States of America;

(e) including, includes or in particular means including, includes or in particular without limitation; and

(f) business hours means from 9:30am to 5:00pm on a Business Day.

1.3 In this agreement (unless the context requires otherwise), any reference to:

(a) any gender also indicates any other genders, and the singular includes the plural (and vice versa);

(b) a company includes any company, corporation or body corporate or any other entity having a separate legal personality;

(c) a person includes an individual, company, partnership, unincorporated association or Authority (whether or not having a separate legal personality);

(d) any time of day or date is to that time or date in England;

(e) a day shall be a period of 24 hours running from midnight to midnight, and days shall be to calendar days unless Business Days are specified;

(f) a month or a year shall be to a calendar month or a calendar year respectively;

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(g) legislation or a legislative provision includes reference to the legislation or legislative provision as amended or re‑enacted, any legislation or legislative provision which it amends or re‑enacts and any legislation made under or implementing it, in each case for the time being in force (whether before, on or after the date of this agreement); and

(h) writing or written includes any method of representing or reproducing words in a legible form.

1.4 For the purpose of applying a reference to a monetary sum expressed in pounds for the purpose of any Warranty, an amount in a different currency shall be deemed to be an amount in pounds converted at the closing mid‑point spot rate for a transaction between the relevant currency and pounds as quoted by Barclays Bank plc as at the close of business on the Business Day immediately preceding the date of this agreement.

1.5 Unless the context requires otherwise, any reference in this agreement to a clause or schedule is to a clause of or schedule to this agreement, any reference to a part or paragraph is to a part or paragraph of a schedule to this agreement, any reference within a schedule to a part is to a part of that schedule, and any reference within a part of a schedule to a paragraph is to a paragraph of that part of that schedule.

1.6 This agreement incorporates the schedules to it.

1.7 The contents list, headings and any descriptive notes are for ease of reference only and shall not affect the construction or interpretation of this agreement.

1.8 Any indemnity or covenant to pay (Payment Obligation) being given on an After‑Tax Basis means that, when, but only to the extent that, the amount payable pursuant to such Payment Obligation (Payment) is subject to a deduction or withholding required by law in respect of Tax or is chargeable to any Tax in the hands of the recipient, such amount shall be varied so as to ensure that, after taking into account:

(a) the amount of Tax required to be deducted or withheld from, and the Tax chargeable on, such amount (including on the increased amount); and

(b) any Relief which is available to the indemnified party or the recipient of the Payment solely as a result of the matter or thing giving rise to the Payment Obligation, receiving the Payment or the deduction or withholding in question, the recipient of the Payment is in the same position as it would have been in had no such deduction or withholding been required or such Tax been payable.

1.9 Hain Celestial undertakes to the Purchasers that it remains responsible for each other Sellers' obligations, covenants and undertakings under this agreement and each other Acquisition Document, and shall procure that each other Seller duly and punctually performs and observes all such obligations, covenants and undertakings under this Agreement and each other Acquisition Document to which it is a party, and for these purposes "procure" means that Hain Celestial shall use, lawfully and in a manner that does not put Hain Celestial in breach of any fiduciary duty, all voting rights, powers of direction and other powers vested in it from time to time (whether acting alone or with others).

2 Sale and purchase of Shares

2.1 Subject to the terms of this agreement, each Seller shall sell and each Purchaser shall purchase the particular Shares for which it is identified as the respective seller or purchaser in Schedule 1, with effect from Completion.

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2.2 The Shares shall be sold with full title guarantee free from all Encumbrances and together with all rights which are at the Completion Date attached or accruing to them including, without limitation, the right to receive all dividends (including where declared and, on Completion, unpaid), distributions and interest declared, made, accrued or paid on or at any time after Completion.

2.3 Each Seller severally waives any right of pre-emption or other restriction on transfer in respect of the Shares, and agrees to procure on Completion the irrevocable waiver of any such right or restriction conferred on any other person.

2.4 On or prior to the date of this agreement:

(a) the Sellers shall deliver or make available to the Purchasers:

(i) a duly executed copy of the Disclosure Letter duly executed by Hain Celestial;

(ii) a duly executed copy of the signing authority which authorises the execution by such Seller of each of the Acquisition Documents to which such Seller is a party; and

(iii) a duly executed copy of the Officer's Certificate; and

(b) the UK Purchaser shall deliver to the Sellers:

(i) a copy of the UK Purchaser's board minutes or written resolutions, duly signed by the chairperson of the meeting or the directors of the UK Purchaser (as applicable); and

(ii) a duly executed copy of the power of attorney in relation to the UK Purchaser’s execution of this Agreement and each of the other Acquisition Documents to which the UK Purchaser is a party; and

(c) the German Purchaser shall deliver to the Sellers:

(i) a duly executed copy of the power of attorney in relation to the German Purchaser’s execution of this Agreement and each of the other Acquisition Documents to which the German Purchaser is a party.

2.5 As soon as reasonably practicable following the date of this agreement (and no later than two (2) Business Days thereafter), Hain Celestial shall deliver or make available to the Purchasers an electronic download of the contents of the Data Room, as set out in the Data Room Index by providing access to the electronic download to each person notified by the Purchasers’ Lawyers to the Sellers’ Lawyers prior to the execution of this agreement.

3 Consideration

3.1 Consideration

The Consideration is calculated as follows:

(a) the Initial Consideration; plus

(b) the Deferred Consideration (if any),

which shall be paid in accordance with clause 3.2.

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3.2 Payment of Consideration

(a) On Completion, the Purchasers shall pay the Initial Consideration to the Sellers, and such Initial Consideration shall be apportioned between the Sellers (and paid to each relevant Seller’s Nominated Account) as follows: (i) in respect of the Base Price, each Seller shall receive the amount(s) set out against the set(s) of Shares being sold by it in column (5) in Schedule 1 (as updated pursuant to clause 6); (ii) in respect of the Fixed Ticker Amount and the Loaned Ticker Amount (if any), each Seller shall receive the Relevant Proportion(s) corresponding to the set(s) of Shares being sold by it; and (iii) Notified Leakage shall be deducted in accordance with clause 3.3.

(b) As soon as reasonably practicable (and in any event, within 140 days) following Completion, the Purchasers shall pay the Deferred Consideration (if any) to the Sellers, and such Deferred Consideration shall be apportioned between the Sellers (and paid to each relevant Seller’s Nominated Account) in the Relevant Proportions.

3.3 Allocation of Notified Leakage

Any Notified Leakage shall be deducted from the Consideration payable in respect of the set or sets of Shares to which it relates, determined as follows:

(a) where the Notified Leakage is attributable to a particular Target Company, it shall be deducted from the Consideration payable in respect of the set of Shares in such Target Company, provided that in the case of Lima, it shall be deducted from the Consideration payable apportioned between those sets of Shares in Lima pro rata to their respective Relevant Proportions;

(b) where the Notified Leakage is attributable to a particular Group Company (other than the Target Companies), it shall be deducted from the Consideration payable in respect of the set of Shares in the Target Company which is the majority owner of that Group Company, provided that in the case of Lima’s Group Company subsidiaries, it shall be deducted from the Consideration payable apportioned between those sets of Shares in Lima pro rata to their respective Relevant Proportions;

(c) where paragraphs (a) and (b) do not apply but the Seller that received the relevant Leakage (or for whose benefit it was made) is clearly ascertainable, it shall be deducted from the Consideration payable to that Seller and, where that Seller is selling more than one set of Shares, shall be apportioned between those sets of Shares in the proportion which the Relevant Proportion of each such set of Shares bears to the aggregate of the Relevant Proportions of all sets of Shares sold by that Seller; and

(d) where neither paragraph (a) nor paragraph (b) nor paragraph (c) applies, it shall be deducted from the Consideration payable in respect of all sets of Shares in the Relevant Proportions.

3.4 Change to apportionment of Consideration

Where a requirement of law in any relevant jurisdiction of a Target Company requires that the apportionment of the Consideration set out in clause 3.1 is altered, such apportionment shall be amended so as to give effect to the relevant legal requirement in respect of the Target Company or Target Companies in the relevant jurisdiction and the Consideration attributable to the remaining Target Companies shall be adjusted as required (to achieve an unchanged aggregate Consideration) on the basis of their Relevant Proportions (but adjusted to the minimum amount required to give effect to the requirements of local law in the relevant jurisdiction). Hain Celestial and the Purchasers shall seek to agree on an updated breakdown of the Consideration attributable to each set of Shares following any such amended

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apportionment (both acting reasonably) within 15 Business Days of notification in writing by one party to the other of any requirement of law in any relevant jurisdiction of a Target Company to amend the apportionment. If the Purchaser and Hain Celestial do not reach agreement within such period, then each of the Purchaser and Hain Celestial may (at their discretion) elect to apportion the Consideration as they each see fit (acting reasonably and in good faith).

3.5 Claims to be treated as reducing Consideration

Any payment by a Seller:

(a) in respect of any Claim or any Leakage Claim shall, subject to clause 3.5(b) and to the extent legally possible, be deemed to reduce the Consideration received by that Seller; or

(b) in respect of any Claim or any Leakage Claim that:

(i) relates to specific Shares; or

(ii) relates to the business undertaken by a particular Target Company or its subsidiaries,

shall, to the extent legally possible, be deemed to reduce the Consideration applicable to the relevant Shares.

4 Intra‑group debt

4.1 Prior to Completion, Hain Celestial shall procure that:

(a) each relevant member of the Retained Group pays to the relevant Group Companies all amounts owed by the Retained Group to the Group Companies as at Completion (other than amounts owed in respect of ordinary course trading), whether or not then due; and

(b) each Group Company pays to each relevant member of the Retained Group all amounts owed by it to the Retained Group as at Completion (other than amounts in respect of ordinary course trading), whether or not then due.

4.2 In respect of ordinary course trading amounts:

(a) Hain Celestial shall procure payment to the Purchasers (on behalf of each relevant Group Company) of any amounts owed by the Retained Group to any Group Company in respect of ordinary course trading, such payments to be made in accordance with the trading terms applicable to such amounts as at Completion, or, where no such trading terms exist, in any event within 60 days after Completion; and

(b) the Purchasers shall procure payment to Hain Celestial (on behalf of each relevant member of the Retained Group) of any amounts owed by any Group Company to any member of the Retained Group in respect of ordinary course trading, such payments to be made in accordance with the trading terms applicable to such amounts as at Completion, or, where no such trading terms exist, in any event within 60 days after Completion.

5 Conditions

5.1 For the purposes of this clause 5:

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(a) Clearance means, in relation to a Relevant Regulator and the transactions contemplated by the Acquisition Documents:

(i) the grant or issue by that Relevant Regulator of each consent, approval, clearance, confirmation, authorisation, decision, licence or non-objection (howsoever described) required under the applicable Regulatory Law in order for those transactions to be lawfully completed, whether granted unconditionally or subject to any condition, obligation, commitment, undertaking or remedy;

(ii) the expiry, lapse or termination of each waiting, review, standstill or suspensory period applicable under the relevant Regulatory Law (including, in each case, any extension of it) without that Relevant Regulator having prohibited those transactions, opened or referred those transactions for an in-depth or second phase investigation, in each case such that those transactions may lawfully be completed;

(iii) the receipt of confirmation from that Relevant Regulator that those transactions do not constitute a notifiable concentration or notifiable transaction under, or otherwise fall outside the scope of, or that it has no jurisdiction under, the applicable Regulatory Law; and

(iv) in relation to the Competition and Markets Authority of the United Kingdom, Clearance shall also be deemed to have been obtained if the Competition and Markets Authority has confirmed in writing that it does not intend to open a merger investigation in relation to those transactions or 20 Business Days have elapsed from the date on which the Briefing Paper was submitted to the Competition and Markets Authority without it having opened a merger investigation, requested that a merger notice be submitted or requested further information in relation to those transactions, and Cleared shall be construed accordingly;

(b) Relevant Regulator means each of the following authorities, and Relevant Regulators means all of them:

(i) the Austrian Federal Competition Authority (Bundeswettbewerbsbehörde) and the Austrian Federal Cartel Prosecutor (Bundeskartellanwalt) and, where the transactions contemplated by the Acquisition Documents are referred to it, the Austrian Cartel Court (Kartellgericht), in each case acting under the Austrian Cartel Act 2005;

(ii) the Competition and Consumer Protection Commission of Ireland, acting under Part 3 of the Competition Act 2002 of Ireland (as amended);

(iii) the German Federal Cartel Office (Bundeskartellamt), acting under the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen);

(iv) the Competition and Markets Authority of the United Kingdom, acting under Part 3 of the Enterprise Act 2002;

(v) the Austrian Federal Ministry of Economy, Energy and Tourism (Bundesministerium für Wirtschaft, Energie und Tourismus), acting under the Austrian Investment Control Act (Investitionskontrollgesetz);

(vi) the Interfederal Screening Commission (Interfederale Screeningscommissie / Commission interfédérale de filtrage) established under the cooperation

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agreement of 30 November 2022 between the Belgian Federal State, the Flemish Region, the Walloon Region, the Brussels-Capital Region, the Flemish Community, the French Community, the German-speaking Community, the Common Community Commission and the French Community Commission on the establishment of a mechanism for the screening of foreign direct investments, together with each federal or federated government entitled to take a decision under that cooperation agreement; and

(vii) the Minister for Enterprise, Tourism and Employment of Ireland, acting under the Screening of Third Country Transactions Act 2023 of Ireland;

(c) Regulatory Law means, in relation to each Relevant Regulator, the legislation identified against that Relevant Regulator in the definition of "Relevant Regulator", in each case as amended, extended, re-enacted or replaced from time to time, and together with all secondary legislation, regulations and associated regulatory rules and guidance made under it; and

(d) Briefing Paper means the briefing paper in respect of the transactions contemplated by the Acquisition Documents to be submitted by the Purchasers to the Competition and Markets Authority of the United Kingdom in accordance with clause 5.4(a).

5.2 Completion is conditional on:

(a) Clearance in relation to each Relevant Regulator by the Regulatory Conditions Longstop Time (Regulatory Conditions); and

(b) Hain Celestial entering into, or procuring the entry into, an amendment (or amendment and restatement) to the Credit Agreement which shall (inter alia) contain:

(i) an extension to the Maturity Date (as such term is defined in the Credit Agreement) of not less than nine months; and

(ii) the consent of the Lenders (as defined in the Credit Agreement) to the Sellers' entry into this Agreement, and the implementation of the transactions contemplated herein,

by the Finance Condition Longstop Time (Finance Condition).

5.3 The Regulatory Conditions are not capable of being waived. The Finance Condition is capable of being waived in writing by the Purchasers.

5.4 The Purchasers shall use best endeavours to procure that the Regulatory Conditions are satisfied as soon as reasonably practicable and, in any event, by the Regulatory Conditions Longstop Time, subject to the provisions of this clause 5.4. The parties agree that ‘best endeavours’ in this context shall mean that the Purchasers shall:

(a) prepare and submit the necessary filings, notifications, applications and, where applicable, pay the related fees to the Relevant Regulators as soon as reasonably possible and, in any event, within the later of: (i) 10 Business Days of the date of this Agreement; and (ii) 5 Business Days of the date on which Hain Celestial has provided all information in the Sellers' Group's possession that is necessary for the preparation of the relevant filing, notification or application;

(b) prepare and submit the Briefing Paper to the Competition and Markets Authority of the United Kingdom as soon as reasonably possible and, in any event, within the later of: (i) 10 Business Days of this Agreement; and (ii) 5 Business Days of the date on

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which Hain Celestial has provided all information in the Sellers' Group's possession that is necessary for the preparation of the Briefing Paper;

(c) give Hain Celestial and the Sellers' Lawyers reasonable notice of and the opportunity to participate in all meetings and significant telephone or other conferences with each Relevant Regulator, unless prohibited by such regulator;

(d) offer and give to each Relevant Regulator any undertaking(s) required to obtain its approval to the transactions contemplated by this agreement (a Remedies Offer), provided that the Purchasers shall not be required to offer or agree to divest any business or assets of the Purchasers’ Group (other than the Group Companies), or accept any behavioural remedies or any other remedial actions that relate to, or would impose obligations or restrictions on, any member of the Purchasers’ Group (other than the Group Companies);

(e) where a Remedies Offer is accepted by any Relevant Regulator, commit and undertake to deliver and act in accordance with the terms of such Remedies Offer;

(f) use best endeavours to secure the satisfaction of the Regulatory Conditions by the end of the initial period of review to avoid the need for any in-depth or additional review period or process being initiated by any Relevant Regulator in relation to the transactions contemplated by this agreement including, for the avoidance of doubt, by making one or more Remedies Offers (subject to clause 5.4(d)) on a timely basis; and

(g) not, and procure that the Purchasers’ Group shall not, announce or make any acquisition or enter into any agreement or arrangement which is likely to prejudicially affect or significantly delay satisfaction of the Regulatory Conditions.

5.5 Hain Celestial shall use all reasonable endeavours to procure that the Finance Condition is satisfied as soon as reasonably practicable and, in any event, by the Finance Condition Longstop Time.

5.6 Each of the Purchasers and Hain Celestial shall:

(a) promptly provide to the other all information in its or: (i) in the case of the Purchasers, the Purchasers’ Group's; or (ii) in the case of Hain Celestial, the Sellers' Group's possession that is necessary or desirable for the preparation of any filings or submissions to, or responses to requests for information from, any Relevant Regulator;

(b) provide the other with a reasonable opportunity to comment on the drafts of all such filings, submissions and responses and take account of all reasonable comments received;

(c) promptly submit any submissions and responses to information requests to each Relevant Regulator and provide a copy to the other; and

(d) keep the other informed as to its progress in satisfying the Conditions, and notify the other immediately when:

(i) any Condition is satisfied (with copies of appropriate evidence); and

(ii) it becomes aware of any matter which is likely to result in any Condition becoming incapable of being satisfied or prevent it from being satisfied by the Finance Condition Longstop Time or Regulatory Condition Longstop Time (as applicable).

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Nothing in this clause 5.6 shall oblige Hain Celestial or the Purchasers to provide to the other any of their own or (in the case of the Purchasers) the Purchasers’ Group's or (in the case of Hain Celestial) the Sellers' Group's confidential business information, without first redacting that element or providing it only to the other party's external lawyers on a confidential lawyer to lawyer basis and on the basis that it will not be shown or otherwise communicated to the Purchasers or Hain Celestial or the Sellers (as the case may be).

5.7 Without limiting Hain Celestial’s obligation under clause 5.6(d), until the Finance Condition is satisfied Hain Celestial shall:

(a) discuss with the Purchasers in good faith on a regular basis, and provide regular updates, on its progress in satisfying the Finance Condition, which shall include discussions and updates in relation to any implications of the status of progress from time to time;

(b) provide reasonable access to members of the management team of the Sellers’ Group as reasonably requested by the Purchasers to allow the Purchasers to discuss with them Hain Celestial’s progress in satisfying the Finance Condition, which shall include discussions in relation to any implications of the status of progress from time to time; and

(c) provide reasonable access to the persons advising the Sellers’ Group in relation to its engagement with its lenders and Hain Celestial’s satisfaction of the Finance Condition as reasonably requested by the Purchasers.

5.8 This agreement shall terminate automatically at the Regulatory Condition Longstop Time, if the Regulatory Conditions have not then been satisfied.

5.9 The Purchasers may, by notice in writing to the Hain Celestial, terminate this Agreement at any time following the Finance Condition Longstop Date but prior to Completion if the Finance Condition has not been satisfied by the Finance Condition Longstop Date in accordance with clause 5.3.

6 Indebtedness Schedule

6.1 As soon as practicable after satisfaction or, as applicable, waiver of the last of the Conditions (but not less than twelve (12) Business Days prior to the Completion Date), Hain Celestial shall provide the Purchasers with a schedule in the agreed terms (the Indebtedness Schedule) setting out:

(a) the number (if any) of the Additional Hain Frozen Shares and/or Additional Lima Shares issued pursuant to the KPMG Steps;

(b) the amount and allocation of the Initial Consideration and the Deferred Consideration payable to each of the Sellers for the Shares held by them reflecting the issue (if applicable) of the Additional Hain Frozen Shares and/or Additional Lima Shares pursuant to the KPMG Steps;

(c) an updated Schedule 1 reflecting the issue (if applicable) of the Additional Hain Frozen Shares and/or Additional Lima Shares pursuant to the KPMG Steps with the portion of the Base Price and Relevant Proportion applicable to the Additional Hain Frozen Shares and the Hain Frozen Shares and the Additional Lima Shares and the Lima Shares in such updated Schedule 1 being equal to the portion of the Base Price (prior to any Notified Leakage) and Relevant Proportion for the Hain Frozen Shares and Lima Shares (respectively) set out in the version of Schedule 1 in this agreement;

(d) the Locked Box Ticker Amount;

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(e) the Extracted Ticker Amount (if any);

(f) the Loaned Ticker Amount (if any);

(g) the Notified Leakage (if any);

(h) the Initial Consideration;

(i) the Deferred Consideration (if any); and

(j) the bank account of each of the Sellers to which the Consideration payable to each Seller in accordance with clause 3.1 should be paid (together, the Sellers’ Nominated Accounts and each, a Seller’s Nominated Account).

6.2 As soon as practicable, but in any event no later than five (5) Business Days, after the provision of the Indebtedness Schedule pursuant to clause 6.1, Hain Celestial and the Purchasers shall, if requested by the Purchasers, procure that representatives of Hain Celestial and/or the Sellers (on the one hand) and the Purchasers (on the other hand) attend a call or meeting to discuss the Notified Leakage amount and the Indebtedness Schedule.

6.3 In the event that Completion is deferred beyond the intended Completion Date in accordance with the terms of this agreement and an Indebtedness Schedule has been delivered to the Purchasers prior to such deferral occurring, Hain Celestial shall be entitled to deliver a revised Indebtedness Schedule to the Purchasers in accordance with clause 6.1 and the Indebtedness Schedule previously submitted shall cease to apply or be relevant for all purposes.

7 Pre‑Completion matters

7.1 Pending Completion and subject to clause 7.2, Hain Celestial shall procure that:

(a) each Group Company shall not do, or agree to do, any of the following things:

(i) make any alterations to its constitutional documents or (other than to implement the transactions contemplated by any Acquisition Document) pass any resolution of its shareholders or any class of its shareholders;

(ii) create, allot, issue or grant any option over or right to subscribe for any shares, other securities convertible into shares or loan capital;

(iii) capitalise any reserves, redeem any shares, purchase its own shares or reduce its share capital;

(iv) declare, pay or make any dividend or other distribution to anyone other than a Group Company;

(v) change its accounting reference date;

(vi) acquire or dispose of any shares or any other interest in any company or business or any material (in the context of the Group Companies taken as a whole) fixed asset (other than current assets in the ordinary course of business or as set out in the Capex Plan);

(vii) liquidate any Group Company or dispose of any shares in any Group Company;

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(viii) other than to comply with law or for serious misconduct, dismiss or give notice of dismissal to, any Senior Employee;

(ix) other than to comply with law, make any material alterations to the terms and conditions of employment (including remuneration and benefits) of any Senior Employee, other than:

(A) any alterations which have been agreed by any Group Company before the date of this agreement and which have been Disclosed; or

(B) salary increases in the ordinary course of business not exceeding 4% on an aggregated basis across the Group Companies;

(x) other than to comply with law:

(A) increase the remuneration (including salary, pension contributions, bonuses, commissions and benefits in kind) of directors or employees of the Group Companies by more than 4% (on an aggregated basis); or

(B) materially vary the terms of employment of any director or employee; or

(C) provide or agree to provide any gratuitous material payment or benefit to any director, officer or employee or any of their dependants;

(xi) establish any new pension scheme or discontinue, materially amend or exercise any material discretion in relation to the Pension Schemes;

(xii) terminate or give any notice to terminate any Material Contract;

(xiii) amend or renew any Material Contract on terms materially different from those applying immediately prior to such renewal or amendment, where such amendment or renewal is outside of the ordinary course of business of the Group Companies and inconsistent with past practice;

(xiv) commence, settle or make any admission in respect of any litigation or arbitration or Tax enquiry involving an amount in dispute or claimed, or otherwise involving payment by or to any Group Company, in excess of £150,000;

(xv) incur or commit to incur any growth or innovation capital expenditure as set out in column F of the Capex Plan (Growth/Innovation Capex);

(xvi) incur any capital expenditure (that is not Growth/Innovation Capex) in excess of the aggregate amount of capital expenditure (that is not Growth/Innovation Capex) set out in the Capex Plan;

(xvii) incur any borrowings or arrange any additional borrowing or credit facilities or enter into any guarantee, indemnity, hedging arrangements with a third party, create any Encumbrance over its shares, assets or undertakings or enter into any other arrangement for the incurrence of financial indebtedness (other than by way of operation of law in the ordinary course of trading and except borrowings in the ordinary course of business under facilities available to it as at the date of this agreement);

(xviii) create any Encumbrance over any of its assets or undertaking;

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(xix) enter into any joint venture or legal partnership or agreement or other arrangement for the sharing of profits or assets (other than overrider arrangements with retailers in the ordinary course of business);

(xx) except in the ordinary course of business, acquire or dispose of any freehold or leasehold property or grant or surrender a lease in respect of such property (for the avoidance of doubt, the ordinary course of business in this context does not include the acquisition, disposal or surrender of any properties used for manufacturing, production, distribution or storage of the Group Companies’ products);

(xxi) grant or enter into any licence, agreement or arrangement concerning any part of its name or trading names or the goodwill attaching to the same or any other part of its Registered IP (other than in the ordinary course of business);

(xxii) give any guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to any other person (other than another Group Company);

(xxiii) acquire any surrendered losses from any person (other than another Group Company) in return for cash or any other asset;

(xxiv) amend the tax returns of any Group Company or make, amend or withdraw any claim, election, surrender, notice, consent or other relevant filing for Tax purposes in each case in a manner which is inconsistent with the past practice of that Group Company, save where such amendment or withdrawal is: (a) requested by a Tax Authority; or (b) required in order to correct a manifest error;

(xxv) change the Tax residence of any Group Company (including for the purpose of any double taxation arrangement), or create any permanent establishment or other place of business of any Group Company in a jurisdiction in which it is not so resident;

(xxvi) make any material change to any Group Company's methods, policies, principles or practices of Tax accounting or methods of reporting or claiming any amounts for Tax purposes, or submit any Tax return, in each case that is in a manner which is materially inconsistent with the past practice of that Group Company; or

(xxvii) cancel or fail to renew (in all material respects on the same terms and at similar levels of cover as prevail at the date of this agreement) any of its material insurance policies;

(b) each Group Company otherwise carries on its business in all material respects in the ordinary course and consistent with past practice over the 12 months prior to the date of this agreement (subject to clause 7.2(c));

(c) each Group Company shall use reasonable endeavours to incur capital expenditure (that is not Growth/Innovation Capex) in accordance with the Capex Plan;

(d) each Group Company shall manage its working capital in the ordinary course of business consistent with the Group's standard practices in the 12-month period prior to the date of this agreement;

(e) no Group Company shall other than in the bona fide interests of the Group Companies: (i) accelerate the collection of, or offer any discount or other incentive for the early settlement of, its trade or other debtor balances; (ii) manage down, or defer

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the replenishment of, inventory balances; (iii) delay, stretch or extend the payment of its trade or other creditor balances; or (iv) enter into, amend or voluntarily terminate any factoring, invoice discounting, receivables purchase, reverse factoring or supply chain finance arrangement, in each case other than to an immaterial extent or with the Purchasers' prior written consent (not to be unreasonably withheld, delayed or conditioned); and

(f) each Group Company shall maintain in force insurance coverage that is consistent in all material respects with the insurance coverage that such member of the Group maintains as at the date of this agreement.

7.2 Permitted actions

Clauses 7.1 shall not restrict or prevent a Group Company from doing anything:

(a) required by, or to give effect to, any Acquisition Document;

(b) contemplated by, required by, or to give effect to, the steps set out in the KPMG Steps Paper;

(c) permitted by, pursuant to or to give effect to clause 7.11;

(d) with the Purchasers' prior written consent (not to be unreasonably withheld, delayed or conditioned);

(e) to comply with any Applicable Law; or

(f) that is reasonably undertaken in response to an emergency or disaster with a view to minimising any adverse effect on the business of any Group Company.

7.3 The parties hereto acknowledge that Purchasers or its affiliates will be entering into the Facilities prior to Completion in connection with the partial funding of the Consideration. If so requested in writing by the Purchasers, Hain Celestial shall use reasonable endeavours to procure that the Group Companies, to the extent permitted by Applicable Law, provide such assistance to the Purchasers as the Purchasers may reasonably require from the Group Companies in connection with the entry into of the Facilities, including using reasonable endeavours to:

(a) (subject to appropriate confidentiality obligations being in place), provide all relevant documents, data and other relevant information of the Group Companies, which are necessary to obtain the third party financing and as are reasonably requested in writing by the Purchasers;

(b) participate in meetings (which may be virtual) and presentations with any potential or actual financing parties and provide reasonable access during working hours to the management, accounting and finance teams of the Sellers when appropriate and as reasonably requested in writing by the Purchasers;

(c) provide reasonable access, assistance and cooperation (including regular updates) and any related access and information necessary for (x) completion of field exams and audits and (y) inventory appraisals and asset valuations of the Group Companies, on an entity-basis and divided by each asset class as required in connection with the third party financing;

(d) co-operate with the Purchasers to enable either the Purchasers or the Sellers' Group (at the election of the Sellers) to seek to obtain any necessary collateral access agreements from landlords and other third parties in possession of the collateral for the financing;

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(e) provide reasonable assistance to the Purchasers, including by way of reasonable access to the management of the Group Companies in the verification of any warranties and covenants required to be given by the Group Companies pursuant to the terms of any third party financing, including using reasonable endeavours to provide such information as is reasonably requested by the Purchasers to enable a City of London Law Society Certificate of Title in relation to the Properties to be prepared; and

(f) provide reasonable assistance to the Purchasers including by way of reasonable access to management of the Group Companies (and any member of the finance and accounting terms of the Group Companies identified by management as being appropriate) to assist with the on-boarding of IT interface requirements of the third party finance provider, provided, for the avoidance of doubt, no Group Company shall be required to: (i) provide any guarantees or other security in respect of any such financing; (ii) incur any liability under any financing document; or (iii) become a party to any financing document, in each case, prior to Completion and any reasonable third party costs and expenses incurred by or on behalf of any member of the Retained Group in connection with this clause 7.3 shall be borne by or on behalf of the Purchasers and shall be promptly repaid to Hain Celestial by the Purchasers.

7.4 KPMG Steps Paper

(a) Hain Celestial shall use all reasonable endeavours to and shall procure that each member of the Sellers’ Group and each Group Company shall use all reasonable endeavours to ensure that the KPMG Steps are completed in full and in all respects in accordance with the KPMG Steps Paper prior to Completion.

(b) Hain Celestial may not make any amendment(s) to the KPMG Steps Paper or the KPMG Steps unless it has first obtained the prior written consent of the Purchasers to such amendment(s) (and in each case only to the extent of such consent), such consent not to be unreasonably withheld, delayed or conditioned. The parties agree that it will not be reasonable for the Purchasers to withhold their consent (and such consent shall not be withheld, delayed or conditioned by the Purchasers) to any amendment(s) to the KPMG Steps Paper or the KPMG Steps where: (i) as a result of such amendment(s), the net amount of the cash to be extracted plus the Cash Extraction Tax Liability does not exceed £99,167,620; (ii) such amendment(s) will not result in the Group Companies being in breach of Applicable Laws; and (iii) there is no other detrimental impact to: (A) the Group Companies or the Purchasers’ Group (in each case, as a whole) as a result of such amendment(s); or (B) to the Purchasers’ ability to comply with the Financing Documents.

(c) The Purchasers covenant that the Financing Documents shall not include any provision the purpose of which is to restrict or prohibit the Purchasers’ discretion to provide consent under clause 7.4(b).

7.5 Material Contracts

(a) Without prejudice to Clauses 7.1 and 7.2, from the date of this agreement until Completion, Hain Celestial shall notify the Purchasers in writing within five Business Days of becoming aware of any of the following in relation to a Material Contract:

(i) any written notice of actual or threatened termination or non-renewal of a Material Contract by any party to it;

(ii) any written notice of material breach or alleged material breach (by any party) of a Material Contract, or any written notice of default or claim of breach given or received in connection with a Material Contract; or

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(iii) any material adverse variation, renegotiation, or suspension of performance of a Material Contract, or any materially adverse amendment to its material terms (in each case, that has been provided in writing), and shall, on request, provide the Purchasers with such further details and supporting documents relating to the matter as the Purchasers may reasonably request, except that nothing in clause 7.5(a) shall require Hain Celestial to provide, or the Purchasers to request or use, information in a manner that would breach Applicable Laws (and where required by Applicable Laws such details and/or supporting documents may be exchanged on a clean-team basis).

(b) From the date of this agreement until Completion, Hain Celestial undertakes that it will (and will procure that each Group Company will) at the written request of either of the Purchasers and to the extent permitted by Applicable Law(s):

(i) take such steps (at the Purchasers’ cost) as are reasonably requested by the Purchasers to obtain written consent to the transactions contemplated by this agreement from each of: (x) LMCL in relation to the L Licence and (y) RHA in relation to the A Distribution Agreement (Change of Control Consent); and

(ii) use reasonable endeavours to facilitate an introduction and/or meetings with LMCL and/or RHA in connection with the transactions contemplated by this agreement.

7.6 D&O Insurance

The Purchasers shall (at its sole cost) procure that, on or around Completion, a directors' and officers' "run-off" or "tail" liability insurance policy (the Run-Off Policy) is incepted for a period of six years from Completion for the benefit of each person who was a director or officer of a Group Company at any time in the two years immediately prior to Completion and who is not, immediately following Completion, a director, officer or employee of any member of the Retained Group (each a Covered Person), in respect of any act, omission, event or matter occurring on or before Completion.

7.7 German RETT

(a) The Sellers and the Purchasers shall cooperate in good faith for the purposes of filing any required notices in relation to German real estate transfer tax (RETT) in respect of the transactions contemplated by this agreement.

(b) The Sellers shall prepare draft notifications required to be filed by applicable law (it being understood by the parties that no separate RETT notification is required solely as a result of Completion), including draft notifications in accordance with sections 1 para. 3, 19 and 20 of the German real estate transfer tax act, and share those drafts with the Purchasers at least 10 Business Days prior to the due date for the filing of such relevant notification. The Sellers shall incorporate all reasonable comments by the Purchasers that are provided within 5 Business Days following receipt of the draft notification by the Purchasers and provide the Purchasers with an accordingly revised draft 1 Business Day prior to the due date for the filing of such relevant notification at the latest.

(c) The Sellers shall procure the joint and timely filing, by the relevant Seller, the relevant Group Company and the Purchaser, of any notification finalised pursuant to paragraph (b).

7.8 Long term incentive plans

Hain Celestial shall:

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(a) ensure that any participation by employees of the Group Companies in any long term incentive plans of the Retained Group (LTIPs) automatically terminates or is otherwise terminated with effect from Completion, such that, at Completion, no Group Company shall have any remaining obligations under any such LTIPs; and

(b) with effect from Completion, to the extent any cash amount is paid by a Group Company pursuant to and in accordance with the terms of the LTIPs after the Locked Box Accounts Date (LTIP Amount) promptly pay to the relevant Purchaser (or, if applicable, the Purchasers, apportioned in accordance with clause 3.3) on demand on an After-Tax Basis an amount in cash equal to the LTIP Amount.

7.9 Agreements with lenders

Hain Celestial shall not, and shall procure that its subsidiaries shall not, enter into any agreement with its lenders which could reasonably be expected to materially prejudice the Sellers’ ability to perform their obligations under this agreement.

7.10 Investigations by governmental authorities

If, at any time after the date of this agreement and prior to Completion, Hain Celestial becomes aware of any action, suit, investigation or proceeding pending or threatened in writing against any Seller before any governmental authority which challenges or seeks to prevent the transactions contemplated by this agreement, Hain Celestial shall, as soon as reasonably practicable and in any event within five Business Days of the same coming to its attention, notify the Purchasers in writing giving reasonable details (to the extent known at that time), and shall keep the Purchasers reasonably informed in writing of any material developments in relation to it.

7.11 Excess Ticker Amount

(a) The Sellers may, without any consent being required from the Purchasers, prior to Completion extract from the Group Companies an amount in cash not exceeding, in aggregate, the Excess Ticker Amount in such manner as it determines, provided that such extraction will not result in the Group Companies being in breach of Applicable Laws.

(b) Without prejudice to paragraph 7.11(a), prior to extracting any amount in cash from the Group Companies pursuant to paragraph 7.11(a), the Sellers shall inform the Purchasers of the nature of the manner of extraction and shall enter into reasonable discussions and consult with the Purchasers in good faith in relation to the manner of extraction.

(c) If and to the extent the Sellers determine that the full amount of the Excess Ticker Amount will not be extracted prior to Completion pursuant to paragraph 7.11(a), the Sellers and Purchasers shall, in good faith, seek to agree a mechanism (or mechanisms) for the Group Companies to loan (in aggregate) an amount equal to the Excess Ticker Amount less the Extracted Ticker Amount (if any) to the Purchasers in cash at (but conditional on) Completion, it being acknowledged by each party that such mechanism should: (i) minimise any Tax and other costs incurred by the Group Companies and the Purchasers’ Group; (ii) maximise the amount of the Excess Ticker Amount less the Extracted Ticker Amount (if any) that is able to be loaned to the Purchasers prior to Completion; and (iii) not result in the Group Companies or Purchasers’ Group being in breach of Applicable Laws. For the avoidance of doubt, such mechanism or loan shall not be required to be implemented or entered into unless it has been agreed in writing by Hain Celestial and the Purchasers.

(d) The Purchasers shall use any amount lent to the Purchasers pursuant to clause 7.11(c) (the mechanism(s) for which shall, for the avoidance of doubt, need to have

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been agreed by Hain Celestial and the Purchasers) to fund the payment of the Loaned Ticker Amount to the Sellers at Completion as part of the Initial Consideration pursuant to clause 3.2(a).

7.12 Pre-Completion updates

(a) From the date of this agreement until Completion, Hain Celestial and the Purchasers shall procure that representatives of the Sellers, the Purchasers and the Group Companies hold update calls or meetings not less than once every two weeks (or upon such other frequency as the parties may otherwise agree in writing) to discuss, in all cases to the extent permitted by Applicable Laws, matters relating to the preparation for Completion and the ongoing performance of the business, including: (i) progress on the implementation of the KPMG Steps (including any proposed changes to any such steps); (ii) any Leakage that has occurred since the Locked Box Accounts Date; (iii) the key performance indicators of the Group Companies' business, including trading performance and cash flow; (iv) any matters requiring approval pursuant to clause 7.1 and clause 7.2; (v) the status of satisfaction of the Conditions; (vi) progress towards implementation of the TSA Exit Plan; (vii) planning towards Completion generally; (viii) progress towards entry into of the Facilities; and (ix) the process of extracting the Excess Ticker Amount pursuant to clause 7.11.

(b) Each of Hain Celestial and the Purchasers shall procure that such calls or meetings are attended by representatives of sufficiently senior standing and knowledge from each of the Sellers and the Purchasers, and the Sellers shall also ensure the attendance of sufficiently senior representatives and knowledge of the relevant Group Companies. Where appropriate and upon sufficient prior written notice, the parties may also have external advisors or other representative attend such calls or meetings, as reasonably required to address the topics to be discussed.

7.13 German NIS-2 Regime

From the date of this agreement until Completion, Hain Celestial shall procure: (i) that the Group Companies take reasonable steps to promptly assess the applicability of the German NIS-2 Regime to the Group Companies; and (ii) if it is assessed that any Group Companies are subject to the German NIS-2 Regime, that such Group Companies promptly take reasonable and appropriate steps to fully comply with the German NIS-2 Regime. Hain Celestial shall provide reasonable updates to the Purchaser in respect of the foregoing, including answering, to the extent it is able to, any reasonable questions of the Purchasers with respect to the Group Companies’ compliance with the German NIS-2 Regime.

7.14 EWKFondsG

(a) Subject to clauses 7.14(b) and 7.14(f), with effect from Completion, Hain Celestial shall indemnify the Purchasers against all EWKFondsG Indemnified Losses that are incurred by Natumi GmbH and/or Mona Sojalund GmbH, provided that any amount paid to the Purchasers under this clause 7.14(a) shall not exceed, in aggregate, one million euros (€1,000,000).

(b) The Purchasers shall be entitled to demand payment from Hain Celestial under clause 7.14(a) only following any EWKFondsG Trigger Event. Any such demand shall: (i) set out the amount of EWKFondsG Indemnified Losses incurred by Natumi GmbH and/or Mona Sojalund GmbH and details of the adverse determination or finding by the relevant Authority (or, if applicable, the settlement or other determination of any EWKFondsG Indemnified Losses); and (ii) set out the bank account(s) of the relevant Purchaser(s) into which such payment should be made, and following any such demand Hain Celestial shall promptly (and in any event within 10 Business Days) pay to the relevant Purchaser(s) an amount in cash equal to the EWKFondsG Indemnified Losses.

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(c) Where Hain Celestial has made a payment to the Purchasers under clause 7.14(a) and the Purchasers or any Group Company subsequently recovers from a third party (including any Authority) a sum which compensates the Purchasers or Group Companies (or refunds to the Purchasers or Group Companies) some or all of the EWKFondsG Indemnified Losses which are the subject of that payment, the Purchasers shall: (i) promptly notify Hain Celestial of the fact and provide such information as Hain Celestial may reasonably require; and (ii) pay to Hain Celestial promptly (and in any event within 10 Business Days) after receipt an amount equal to the amount of EWKFondsG Indemnified Losses recovered or refunded from the third party (less any reasonable costs of recovery).

(d) In respect of any EWKFondsG Determination Process the Purchasers shall, from Completion:

(i) (subject to the Purchasers being entitled to employ their own legal advisers) procure that Natumi GmbH and Mona Sojaland GmbH take any action that Hain Celestial reasonably requests to avoid, resist, dispute, appeal, compromise or defend any EWKFondsG Determination Process;

(ii) take reasonable steps to avoid (or, to the extent it is not avoided, minimise the impact of) an adverse determination or finding in any EWKFondsG Determination Process; and

(iii) not (and shall procure that each Group Company shall not) cease to defend, make any agreement, settlement, admission of liability or compromise in relation to any EWKFondsG Determination Process without the prior written approval of Hain Celestial.

(e) From the date of this agreement until Completion:

(i) the Purchasers shall use reasonable endeavours to seek an endorsement to the W&I Policy to the effect that the Purchasers would be entitled to recover under such W&I Policy all EWKFondsG Losses incurred by the Group Companies (subject to the W&I Policy’s de minumus, retention and limit of liability) (an EWKFondsG Endorsement); and

(ii) Hain Celestial shall provide reasonable assistance to the Purchasers in relation to the Purchaser seeking an EWKFondsG Endorsement, including by:

(A) providing reasonable updates to the Purchaser in respect of any EWKFondsG Determination Process;

(B) answering, to the extent it is able to, any reasonable questions of the Purchasers with respect to any EWKFondsG Determination Process; and

(C) providing reasonable access to the persons advising the Group Companies in relation to any EWKFondsG Determination Process as reasonably requested by the Purchasers.

(f) Clause 7.14(a) shall not apply if an EWKFondsG Endorsement is provided by the Insurer prior to Completion.

(g) Following Completion, the Purchasers shall promptly notify Hain Celestial of any EWKFondsG Recovered Losses being refunded to Mona Naturprodukte GmbH and provide such information as Hain Celestial may reasonably require in connection therewith.

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(h) If any EWKFondsG Recovered Losses are refunded to Mona Naturprodukte GmbH following a payment being made by Hain Celestial pursuant to clause 7.14(a), an amount equal to the lower of: (i) the amount of EWKFondsG Recovered Losses that have been so refunded; and (ii) the amount of the payment that has been made by Hain Celestial pursuant to clause 7.14(a) shall be paid by the Purchasers to Hain Celestial promptly (and in any event within 10 Business Days) after receipt by Mona Naturprodukte GmbH of such EWKFondsG Recovered Losses.

8 Completion

8.1 Completion of the sale and purchase of the Shares shall take place remotely on the Completion Date (or at such place as may be agreed in writing between the Purchasers and Hain Celestial). The Purchasers shall not be obliged to complete the purchase of any of the Shares unless the purchase of all of the Shares is completed simultaneously.

8.2 On Completion:

(a) Hain Celestial shall comply with the obligations in Part 1 of Schedule 6; and

(b) the Purchasers shall comply with the obligations in Part 2 of Schedule 6 (as applicable).

8.3 If, on the Completion Date, the obligations of: (i) the Purchasers under clause 8.2(b); or (ii) Hain Celestial under clause 8.2(a) are not complied with on the Completion Date in any material respect, then Hain Celestial (in the case of either Purchasers non‑compliance) or the Purchasers (in the case of Hain Celestial's non‑compliance) may by notice to the other:

(a) proceed to Completion to the extent reasonably practicable having regard to the defaults which have occurred (and without limiting the rights under this agreement);

(b) postpone Completion to another date not less than two nor more than ten Business Days after the Completion Date (so that the provisions of this clause 8.3 (other than this clause 8.3(b)) shall apply as if that later date is the Completion Date); or

(c) subject to Completion having first been postponed in accordance with clause 8.3(b), terminate this agreement.

8.4 As soon as practicable following Completion, the Purchasers shall pay or procure the payment in full of the Transaction Bonuses to the relevant individuals that are entitled to them in accordance with their terms (or otherwise on the next payroll date of the relevant Group Companies). Such procurement obligation shall be fulfilled by the Purchasers paying (or otherwise procuring payment) on behalf of and as agent for the relevant Group Companies who are required to pay the Transaction Bonuses to the recipients of such Transaction Bonuses, net of any applicable employment withholding Taxes (including any income tax and associated national insurance contributions or apprenticeship levy (or foreign equivalents of the same) which are required by law to be withheld and paid to the relevant Tax Authority).

Retained Group's personnel

8.5 If any person alleges after Completion that Lee Boyce has, on or before Completion, breached the duty he owes or owed to any Group Company as a director or shadow director, the Purchasers shall (save in the case of fraud):

(a) promptly procure that all the shareholders of the Group Company in relation to which such breach is alleged ratify by way of a unanimous written resolution all acts and/or omissions of such director, or shadow director, which are alleged to constitute such breach of duty; and

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(b) procure that no member of the Purchasers’ Group shall bring any claim in relation to the alleged breach of duty.

Acts following Completion

8.6 Hain Celestial shall procure that, promptly following Completion, the German civil law notary who notarised the notarial deed of transfer in respect of the Natumi Share and the Mona Share (to be delivered in accordance with clause 8.3(a) and paragraphs 1.6 and 1.7 of Part 1 and paragraphs 2.1 and 2.2 of Part 2 of Schedule 6) files with the relevant commercial register (Handelsregister), in accordance with section 40 Limited Liability Companies Act (GmbHG), an updated list of shareholders (Gesellschafterliste) of each of Natumi and Mona reflecting the transfer of the Natumi Share and the Mona Share, respectively, to the German Purchaser, and delivers to the German Purchaser a copy of each such filed shareholders’ list once it becomes available.

8.7 In relation to the transfer of Lima Shares (and, to the extent issued pursuant to the KPMG Steps, the Additional Lima Shares), promptly following Completion:

(a) Hain Celestial shall deliver to the German Purchaser, the original share register of Lima, in which Hain Celestial shall procure that the transfer of the Lima Shares and, to the extent issued pursuant to the KPMG Steps, the Additional Lima Shares to the German Purchaser is recorded and signed by, or on behalf of, Hain Celestial Europe B.V. (as transferor of the Lima Shares) and, to the extent applicable, Hain US Finco (as transferor of the Additional Lima Shares); and

(b) following delivery pursuant to clause 8.7(a), the German Purchaser shall sign the entry in the share register of Lima recording the transfer of the Lima Shares and any Additional Lima Shares to the German Purchaser, so as to make the transfer enforceable against Lima and third parties.

9 Purchaser warranties and undertakings

9.1 As at the date of this agreement and at Completion, each Purchaser warrants to each Seller that:

(a) it is validly existing and is a company duly incorporated and registered under the law of its jurisdiction of incorporation;

(b) it has the legal right, full power and all necessary consents and authorisations to enter into and to perform its obligations under this agreement and each other Acquisition Document to which it is or will be party;

(c) this agreement and each other Acquisition Document to which it is or will be party constitutes, or will when executed constitute, legal, valid and binding obligations on it in accordance with their respective terms (assuming that each such Acquisition Document has been properly executed by the other parties to it and that their entry into it has been duly authorised);

(d) the entry into and performance of its obligations under this agreement and each other Acquisition Document by it will not:

(i) conflict with or breach any provision of its constitutional documents;

(ii) breach any agreement or instrument to which it is a party or by which it is bound and which is material in the context of the transactions contemplated by this agreement;

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(iii) conflict with or breach any Applicable Law or any requirement of any Authority to which it is subject or submits which is material in the context of the transactions contemplated by this agreement; or

(iv) require the consent, approval or authorisation of any Authority;

(e) it is acquiring the relevant Shares for itself and not wholly or partly as agent or broker for any other person;

(f) there are no agreements, arrangements or understandings (whether or not of a legally binding nature) for any of the relevant Shares or any interest in any of them to be sold, transferred or otherwise disposed of to, or held for the benefit of, any person other than itself;

(g) it and all other parties have entered into the Financing Documents, all material terms of which (other than the commercial terms relating to interest rates, fees and financial covenants) have been disclosed to the Sellers in writing;

(h) neither: (i) the UK Purchaser, (ii) the German Purchaser nor (iii) any member of the Purchasers’ Group, (iv) any of their respective officers or directors, nor (v) to each of the Purchasers’ knowledge, any of their respective employees or agents, has been, is, or is reasonably suspected to be, a Sanctioned Person; and

(i) the funds the Purchasers will use to pay the Consideration do not constitute criminal property (as that term is defined by the Proceeds of Crime Act 2002) or otherwise derive from any breach of Sanctions Laws.

9.2 The warranties set out at clauses 9.1(h) and 9.1(i) shall be given and apply only to the extent that they do not result in any violation of the Blocking Regulation by the Purchasers.

9.3 For the purposes of the warranty set out in clause 9.1(g) given by the Purchasers on the date of this agreement only (and not the warranty to be given at Completion), the reference to the Financing Documents in such warranty shall exclude the Facilities Agreements.

9.4 Purchasers’ funding

The Purchasers shall, and shall procure that the Purchasers’ Group shall:

(a) use all reasonable endeavours to procure that the Facilities are consummated and that the Facilities Agreements are entered into on substantially the same terms as contained in the Financing Term Sheet as regards to: (i) conditionality and (ii) drawdown amount, and all conditions precedent in the Financing Term Sheet are satisfied, in each case, prior to Completion;

(b) not permit the extraction or withdrawal of, or cause or permit, any part of the Completion Funding Commitment (as defined in the Equity Commitment Letter) to be redeemed, repaid or extracted, in each case prior to termination of the Equity Commitment Letter or to be used for any purposes which might prejudice the Purchasers' ability to pay the Consideration on Completion;

(c) take all steps necessary to comply with and exercise its rights to obtain funds under the Financing Documents and the Equity Commitment Letter to enable the Purchasers to pay the Consideration on Completion (in each case in accordance with their respective terms); and

(d) not amend or agree to amend the terms of, or waive any of its rights under, the Financing Documents and/or the Equity Commitment Letter in a way which might

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prejudice its ability to obtain funds to enable the Purchasers to pay the Consideration on Completion.

9.5 No rights against persons other than the Sellers

Each of the Purchasers undertakes to the Sellers that (save in the case of fraud) it:

(a) has no rights against (and unconditionally and irrevocably waives any rights it may have against); and

(b) shall not make any claim against (and unconditionally and irrevocably waives any claim it may have against),

the Sellers' Group (other than those members of the Sellers' Group that are party to any Acquisition Document and only then under and pursuant to the terms of the relevant Acquisition Document) or any current or former Representative of the Sellers' Group (or any of them) in connection with the transactions contemplated by the Acquisition Documents.

10 Sellers' Warranties and undertakings

10.1 Warranties

(a) Hain Celestial warrants to the Purchasers in the terms set out in the General Warranties, the warranty in paragraph 1.5 of Schedule 3 and the Tax Warranties as at the date of this agreement.

(b) Hain Celestial warrants to the Purchasers in the terms set out in the Title Warranties (excluding the warranty in paragraph 1.5 of Schedule 3) as at the date of this agreement and at Completion.

10.2 Separate and independent

Each of the Warranties is separate and independent.

10.3 Tax Warranties

The only Warranties given by Hain Celestial in relation to Tax are the Tax Warranties and none of the other Warranties shall be, or shall be deemed to be, whether directly or indirectly, a Warranty in relation to Tax.

10.4 Knowledge

Save in respect of the Title Warranties, each Warranty given by Hain Celestial is qualified by a reference to (and is only given to the extent of) the knowledge of Hain Celestial as at the date of this agreement, which knowledge shall be interpreted to mean only those facts, matters and circumstances of which any of the Senior Employees and/or Kristy Meringolo are actually aware as at the date of this agreement and Hain Celestial shall not be required to make any enquiry of other relevant persons in respect of such Warranties.

10.5 No rights against the Group Companies, etc

Save in the case of fraud, Hain Celestial undertakes to the Purchasers, the Group Companies and any of their directors, officers, employees, consultants or agents that it:

(a) has no rights against (and unconditionally and irrevocably waives any rights it may have against); and

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(b) shall not make any claim against (and unconditionally and irrevocably waives any claim it may have against),

any Group Company or any of their directors, officers, employees, consultants or agents in respect of any misrepresentation, inaccuracy or omission in or from any information or advice provided by any such person to Hain Celestial or its advisers on which or whom Hain Celestial has, or may have, relied to give any Warranty and/or prepare the Disclosure Letter.

11 Leakage and Tax conduct matters

11.1 Each of the Sellers severally (but not jointly or jointly and severally): (i) warrants that from the period from the Locked Box Accounts Date to the date of this agreement there was not, to their knowledge, any Leakage (other than any Leakage Disclosed to the Purchasers prior to the date of this agreement); and (ii) undertakes to the Purchasers to procure that there will be no Leakage in the period from (but excluding) the date of this agreement up to (and including) Completion.

11.2 The Purchasers acknowledge and agree that their sole remedy in respect of any Leakage (including any claim under clause 11.1) shall be a claim for payment of the relevant Leakage Amount under clause 11.3.

11.3 Hain Celestial shall promptly pay to the relevant Purchaser (or, if applicable, the Purchasers, apportioned in accordance with clause 3.3) on behalf of the relevant Seller on demand on an After-Tax Basis an amount in cash equal to any Leakage Amount, save to the extent already deducted from the Consideration in accordance with clause 3.2(a).

11.4 Any demand for payment under clause 11.3 must set out reasonable details of the Leakage, the Leakage Amount, the amount payable by Hain Celestial and the bank account(s) of the relevant Purchaser(s) into which such payment should be made.

11.5 Hain Celestial shall not be liable under clause 11.3 or otherwise for any Leakage Amount requested by the Purchasers unless:

(a) Completion has occurred in accordance with the terms of this agreement; and

(b) a demand for payment is made against Hain Celestial in accordance with clause 11.4 prior to 31 October 2027.

11.6 Each Seller severally undertakes to promptly notify the Purchasers in writing if it becomes aware of the occurrence of any Leakage which has taken place prior to Completion.

11.7 Within fifteen (15) Business Days of receipt by Hain Celestial of a demand under clause 11.3 (the Claimed Leakage Amount), Hain Celestial shall notify the Purchasers in writing whether it accepts or disputes (in whole or in part) the Claimed Leakage Amount, providing reasonable details of its grounds for any dispute. Failure by Hain Celestial to respond within such period shall be deemed to be a dispute by Hain Celestial of the Leakage Amount in full.

11.8 If Hain Celestial disputes (or is deemed to reject) the Claimed Leakage Amount (in whole or in part), Hain Celestial and the Purchasers shall seek in good faith to agree on the amount of the disputed Leakage within fifteen (15) Business Days of Hain Celestial’s dispute notice (or deemed rejection of the Claimed Leakage Amount) (the Leakage Dispute Resolution Period).

11.9 If Hain Celestial and the Purchasers fail to reach agreement on the disputed amount within the Leakage Dispute Resolution Period, either Hain Celestial (on the one hand) or one or both of the Purchasers (on the one hand) may, by written notice to the other, communicate its

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intention to refer the dispute to an independent expert (the Leakage Expert) for final determination. The Leakage Expert shall be:

(a) an internationally recognised accounting firm (other than the auditors of any Group Company), with relevant experience in similar M&A transactions;

(b) agreed upon by Hain Celestial and the Purchasers in writing within ten (10) Business Days after such communication, or, failing such agreement, Hain Celestial and the Purchasers shall agree a list of not less than four internationally recognised accounting firms and legal counsel of the Purchasers shall appoint the firm from this list by lot;

(c) engaged on written terms of reference agreed by Hain Celestial and the Purchasers (or, absent agreement within five Business Days of the Leakage Expert’s appointment, on such terms as the Leakage Expert considers appropriate, acting reasonably) which shall require the Leakage Expert to determine the disputed amount within thirty (30) Business Days of appointment (or such longer period as the Leakage Expert may reasonably require).

11.10 The Leakage Expert shall act as an expert and not as an arbitrator and shall determine the disputed Claimed Leakage Amount (or the disputed part thereof) having regard to the terms of this agreement, the evidence and submissions provided by the parties, and such other matters as the Leakage Expert considers relevant. The Leakage Expert’s determination shall be final and binding on the Parties, save in the case of manifest error or fraud. The Leakage Expert shall be required to seek independent legal advice where they consider that such advice is required.

11.11 The fees and expenses of the Leakage Expert shall be borne and paid by the Sellers and the Purchasers (in each case pro rata in the Relevant Proportions) as the Leakage Expert may in its absolute discretion (taking into account its determination of the disputed Claimed Leakage Amount) determine, failing which they shall be borne and paid 50% by the Sellers (pro rata in the Relevant Proportions), on the one hand, and 50% by the Purchasers (pro rata in the Relevant Proportions), on the other hand. Each Party shall bear its own costs in connection with any proceedings before the Leakage Expert.

11.12 Within ten (10) Business Days of (i) Hain Celestial’s acceptance of the Claimed Leakage Amount, (ii) agreement by the parties on the disputed amount, or (iii) the Leakage Expert’s determination (as applicable), Hain Celestial shall pay or procure payment to the relevant Purchaser (or, if applicable, the Purchasers, apportioned in accordance with clause 3.3) the amount so accepted, agreed or determined (as the case may be), if any.

11.13 Adjustment for Leakage prior to Completion

(a) If the Purchasers:

(i) are notified of any Leakage under clause 11.6; or

(ii) otherwise become aware prior to Completion of Leakage that is agreed by the relevant Seller to constitute Leakage

(together, Notified Leakage),

the Consideration to be paid to the relevant Seller shall be reduced by the full amount of such Notified Leakage pursuant to clause 3 (and the payment of the amount of the Consideration so reduced shall be an absolute discharge of: (i) the Purchasers’ obligations hereunder in respect of the Consideration to be paid to the relevant Seller

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pursuant to this agreement; and (ii) the relevant Seller's obligations under clause 11.3 in relation to the Notified Leakage).

(b) For the avoidance of doubt:

(i) the fact that any Leakage comes to the attention of either of the Purchasers on or prior to Completion but is not agreed by the relevant Seller to constitute Leakage (and is thereby not included in the Notified Leakage deducted from the Consideration payable under clause 3), shall not affect the Sellers’ obligations or the Purchasers’ rights pursuant to clause 11.3 or otherwise under this agreement in respect of that Leakage Amount; and

(ii) the fact that Notified Leakage has been deducted from the Consideration pursuant to this clause 11.13, shall not preclude either of the Purchasers from claiming any further amounts payable pursuant to clause 11.3 if and to the extent the actual Leakage Amount exceeds the amount included in relation thereto in the Notified Leakage.

11.14 Following Completion, the Purchasers undertake to promptly notify Hain Celestial in writing if they become aware of any Assessment, and shall, and shall procure that each Group Company shall, take such action and give such information and assistance in connection with the affairs of each Group Company as Hain Celestial may reasonably request to avoid, resist, appeal or compromise any Assessment.

11.15 The Purchasers shall not be required to take any action or procure any action pursuant to clause 11.14:

(a) unless the Purchasers and each Group Company are each promptly indemnified by Hain Celestial (on an After-Tax Basis) against all losses, third party costs, damages and expenses that are or may be thereby incurred (including Tax);

(b) unless (if requested by the Purchasers) the Group Company concerned has been advised by leading independent tax counsel acceptable to the Purchasers in their reasonable discretion, after disclosure of all relevant information and documents, that it is reasonable to take the action requested by Hain Celestial; or

(c) if, in the Purchasers’ reasonable opinion, the action may conflict with obligations under any policy of insurance, including the W&I Policy, may lead to any aspect of such a policy being unenforceable, or may constitute a breach of any provision of such policy.

11.16 If Hain Celestial does not request the Purchasers to take any appropriate action within fourteen days of notice to Hain Celestial under clause 11.14, or no action is required to be taken by virtue of any of the provisions of clause 11.15, the Purchaser shall be free to satisfy or settle (or to allow the Group Company concerned to satisfy or settle) the relevant Tax Liability on such terms as it may in its absolute discretion think fit.

11.17 For the purposes of clause 11.14, in determining whether an action requested by Hain Celestial is reasonable, regard shall be had to all the circumstances, including without limitation:

(a) the merits of the relevant Assessment and the prospects of the requested action successfully resisting or compromising the Assessment (or any adjudication in respect thereof) (having regard to any advice obtained pursuant to clause 11.15(c));

(b) any costs likely to be incurred in connection with the action requested; and

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(c) the potential Cash Extraction Tax Liability that could arise from the Assessment and the proportions in which that Cash Extraction Tax Liability, and any costs, would be borne as between Hain Celestial and the Purchaser having regard to all relevant limitations on liability.

11.18 Hain Celestial shall not be liable for any Cash Extraction Tax Liability if, but then only to the extent that, the Cash Extraction Tax Liability has been or is made good or is otherwise compensated for or discharged without cost to the Purchasers or any Group Company.

11.19 To the extent not submitted prior to Completion, Hain Celestial shall (at its own cost):

(a) procure the preparation of the Tax returns of each Group Company for accounting periods ending before Completion (the Relevant Periods);

(b) procure the preparation of all documentation relating to the Tax returns of each Group Company for the Relevant Periods;

(c) procure the preparation of any Tax returns of a Group Company which relate solely to a step undertaken in accordance with the KPMG Steps Paper; and

(d) procure the delivery to the Purchasers a draft of any Tax return and/or related documentation for which Hain Celestial is responsible under paragraphs (a) to (c) above a reasonable period (and in any event not less than 30 Business Days) before the date on which it is due to be filed.

11.20 Except with the Purchasers’ written consent, Hain Celestial shall not, and shall procure that its duly authorised agents do not, prepare any Tax return (or any related documentation): (a) in connection with the tax affairs of a Group Company for a Relevant Period unless the return or other document is on a basis which is consistent with past practice, the Accounts and the Locked Box Accounts; or (b) under clause 11.19(c) unless the return or other document is on a basis which is consistent with the tax analysis contained in the KPMG Steps Paper. Hain Celestial shall procure that no Tax return or other documentation is prepared pursuant to clause 11.19 which is not, so far as Hain Celestial is aware, complete, true and accurate in all respects, and not misleading.

11.21 The Purchasers shall:

(a) procure that each Group Company causes the Tax returns and other documentation and matters provided to it in draft by Hain Celestial under clause 11.19 to be authorised, signed and submitted to the appropriate Tax Authority, provided that the Purchasers shall not be obliged to procure the submission of any Tax return or documentation to the extent it (acting reasonably and in good faith, having taken appropriate professional advice) considers any position reflected in it to be incorrect, not true and accurate in all material respects, or considers that it is more likely than not that such position is incorrect, and the Purchaser (or the relevant Group Company) shall be entitled to make such amendments to any such Tax return or documentation as it reasonably considers necessary before submission; and

(b) give, and procure that each Group Company gives, Hain Celestial or its agent all such assistance as may be reasonably required to prepare the Tax returns and documentation mentioned in clause 11.19.

11.22 If the Purchasers propose to make amendments to any Tax return or documentation prepared by Hain Celestial before submission, the Purchasers shall notify Hain Celestial of such amendments prior to submission and shall procure that account is taken of any reasonable comments provided in writing by Hain Celestial, provided that such comments are received promptly.

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11.23 Subject to clauses 11.15 to 11.22 and 11.24 to 11.27 below, following Completion the Purchasers or their duly authorised agents shall have sole conduct of all Tax affairs of each of the Group Companies and shall be entitled to deal with such Tax affairs in any way in which it, in its absolute discretion, considers fit.

11.24 In respect of any Tax accounting period of a Group Company commencing prior to the Completion Date (the Straddle Period), the Purchasers shall procure that the Tax returns of each Group Company not prepared prior to Completion shall be prepared on a basis which is consistent with the tax analysis in the KPMG Steps Paper, provided that the Purchasers shall not be obliged to procure the submission of any Tax return or documentation to the extent it (acting reasonably and in good faith, having taken appropriate professional advice) considers any position reflected in it to be incorrect, not true and accurate in all material respects, or considers that it is more likely than not that such position is incorrect.

11.25 The Purchasers shall procure that the Group Companies provide to Hain Celestial copies of all Tax returns in respect of the Straddle Period no later than 20 Business Days before the date on which such Tax returns are required to be filed with the appropriate Tax Authority without incurring interest or penalties to the extent that the Tax return relates to the implementation of the KPMG Steps (and for the avoidance of doubt, the Purchasers shall be entitled to redact such returns as required). In respect of the Tax treatment of the KPMG Steps only, the Purchasers shall further procure that reasonable account is taken of Hain Celestial’s comments before the Tax returns are submitted to the appropriate Tax Authority.

11.26 The Sellers shall provide such assistance as the Purchasers shall reasonably request in preparing all Tax returns and related documentation relating to the Straddle Period.

11.27 The rights of the Sellers under clauses 11.14 to 11.26 are subject in all respects to the rights of the Insurer and the obligations of the Purchaser under the W&I Policy, and shall not under any circumstances require the Purchasers or any Group Company to take (or refrain from taking) any action which is inconsistent with the rights of the Insurer or the obligations of the Purchaser under the W&I Policy, or which could reasonably be expected to prejudice any claim by the Purchasers under the W&I Policy.

12 Sellers limitations

12.1 The liability of the Sellers under or in respect of any Claim shall be limited by, and all Claims shall be dealt with in accordance with, the provisions set out in Schedule 5 and Part 1 of Schedule 4.

12.2 Nothing in Schedule 5 or in Part 1 of Schedule 4 shall operate to exclude or limit any liability of a Seller or any remedy available to the Purchasers in relation to any Claim that arises as a result of fraud on the part of the Sellers.

13 W&I Policy

The Purchasers undertake to the Sellers that:

(a) the W&I Policy will include:

(i) a provision that the Insurer shall have no right of subrogation against the Sellers, other than in the event of fraud by the Sellers (Subrogation Waiver); and

(ii) express provisions to allow the Sellers to enforce the Subrogation Waiver under the CRTPA (Third Party Rights Provisions); and

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(b) no amendments or variations shall be made to the Subrogation Waiver or the Third Party Rights Provisions which have the effect of increasing the liability of any of the Sellers under the W&I Policy and/or any other Acquisition Document without the prior written consent of the Sellers.

14 Non-solicitation

14.1 Hain Celestial covenants with the Purchasers that it shall not (and that it shall procure that each other member of the Retained Group shall not) for a period of two years after Completion solicit, employ or engage:

(a) any Senior Employee; or

(b) any other person employed by any Group Company who, at Completion, holds the role of Senior Manager or above.

14.2 Nothing in clause 14 shall prohibit or prevent any member of the Retained Group from employing any person who responds (without being directly solicited) to a recruitment advertisement or whose employment with the Purchasers’ Group has been terminated.

15 Confidentiality and announcements

15.1 Definitions

In this clause 15:

Announcements means the Signing Announcement and the Completion Announcement.

Signing Announcement means the announcement to be agreed pursuant to clause 15.2(a) which may be issued by Hain Celestial and the Purchasers (acting jointly or independently) following the signing of this agreement.

Completion Announcement means an announcement to be agreed pursuant to clause 15.2(b) which may be issued by Hain Celestial and the Purchasers (acting jointly or independently) after Completion.

discloser means the person making the announcement or disclosing or using the information; and, for the purposes of clause 15.6(a), includes its group.

Relevant Party means:

(a) when the discloser is a member of the Purchasers’ Group, the Sellers; and

(b) when the discloser is a member of the Sellers' Group, the Purchasers.

15.2 Announcements

The Sellers and Purchasers agree that:

(a) as soon as practicable after the date of this agreement, Hain Celestial and Purchasers shall discuss in good faith to agree the form of the Signing Announcement;

(b) after the date of this agreement, Hain Celestial and Purchasers shall discuss in good faith to agree the form of the Completion Announcement; and

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(c) other than the Announcements, no party shall, and each party shall procure that its group shall not, at any time issue, or procure the issue of, any press release, circular or other publicity relating to the existence or provisions of this agreement or any other Acquisition Document or the sale of the Shares.

15.3 Group Companies' confidential information

Hain Celestial shall not, and shall procure that no member of the Retained Group shall, for a period of two years from the Completion Date, disclose to any person, or use for its own benefit, any confidential information of any Group Company that it holds at Completion.

15.4 Transaction confidentiality

Each party shall, and the Purchasers shall procure that the Purchasers’ Group shall, at all times keep confidential:

(a) the provisions and subject matter of, and the negotiations relating to, this agreement and any other Acquisition Document; and

(b) all confidential information of the other party or its group (in the case of the Purchasers, as such group is constituted immediately before Completion) received by it as a result of negotiating, entering into or performing this agreement, and shall use the information only for the purposes contemplated by this agreement or any other Acquisition Document.

15.5 Permitted announcements and disclosures

Clauses 15.2, 15.3 and 15.4 shall not restrict the making of any announcement or the disclosure or use of information:

(a) with the prior written consent of the Relevant Party, such consent not to be unreasonably withheld or delayed;

(b) which is required by any law, Judgment, Authority or securities exchange (including, without limitation, any required filings with the United States Securities and Exchange Commission, including filing of any material transaction documents); or

(c) that is consistent in all material respects with the Announcements, or any other announcement issued in accordance with this clause 15.5.

15.6 Other permitted disclosures

Clauses 15.3 and 15.4 shall not restrict the disclosure or use of information if, but only to the extent:

(a) the information is or becomes publicly available (other than as a result of a breach by the discloser of any provision of (i) this agreement or (ii) the confidentiality agreement referred to in clause 15.7);

(b) the information is independently developed after Completion;

(c) disclosure is made on a strictly confidential and need to know basis by the discloser to (i) its group; or (ii) any of its or their Representatives, insurers, pension trustees, auditors or current or prospective funders;

(d) expressly required or permitted by this agreement;

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(e) required in connection with any legal action or proceedings (including any Acquisition Dispute); or

(f) disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party or any member of its group.

15.7 Termination of confidentiality agreement between the parties

The confidentiality agreement entered into by Hain Celestial and Aurelius Investment Advisory Limited and dated 2 December 2025 shall terminate on Completion. Such termination shall not affect either party's accrued rights (including the right to claim any remedy for breach or non‑performance), obligations and liabilities under or in relation to the non‑disclosure agreement as at the date of termination. Pending Completion, if, but only to the extent that, there is any inconsistency between the terms of the non‑disclosure agreement and the terms of this agreement, the terms of this agreement shall prevail.

16 Sellers' Group names and marks, etc

16.1 Subject to clauses 16.2 and 16.3, the Purchasers shall not use, acquire, or claim any right, title or interest in or to, and shall procure that no other member of the Purchasers’ Group shall use, acquire, or claim any right, title or interest in or to, at any time after Completion, directly or indirectly:

(a) any company or trading name, domain name, logo or trade or service mark (whether registered or unregistered) which includes the words "Hain" and/or "Celestial" (together, Sellers' Group Names and Marks); or

(b) any word or device which is confusingly similar.

16.2 The Purchasers shall procure that all references to and usages of the Sellers' Group Names and Marks and any other wording or signs that suggest any continued association with the Sellers' Group are removed from all of the Group Companies:

(a) websites, premises, all marketing materials, business stationery, business cards, emails, purchase orders, letterheads, invoices and other communications and documents which are in possession or control of the Group Companies and all assets owned or used by the Group Companies (excluding products and packaging), as soon as reasonably practicable and in any event within 180 days of the Completion Date; and

(b) products and packaging as soon as reasonably practicable and in any event within 12 months of Completion.

16.3 Pending such removal, each Group Company may continue its pre-existing use of the Sellers' Group Names and Marks on its websites and assets solely in connection with its business as carried on at Completion, and each Seller (for itself and on behalf of the Sellers' Group) grants to each Group Company a non-exclusive and royalty free licence to do so.

16.4 The Purchasers shall indemnify on an After‑Tax Basis the Sellers and each other member of the Retained Group against any loss arising or accruing in connection with the use by the Purchasers’ Group of Sellers' Group Names and Marks after the Completion Date.

16.5 The Purchasers shall procure that any Group Company whose corporate name includes the word "Hain" or "Celestial" (or any word which is confusingly similar) changes its name to remove it no later than 20 Business Days following Completion.

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16.6 Hain Celestial shall not use, acquire, or claim any right, title or interest in or to, and shall procure that no other member of the Retained Group shall use, acquire, or claim any right, title or interest in or to, at any time after Completion, directly or indirectly, any company or trading name, domain name, logo or trade or service mark (whether registered or unregistered) which includes any name or mark owned by or associated with any Group Company (together, Group Company Names and Marks), or any word or device which is confusingly similar, excluding for the avoidance of doubt any Sellers' Group Names and Marks.

16.7 Hain Celestial shall procure that, no later than 20 Business Days following Completion, any member of the Retained Group whose corporate name includes any Group Company Names and Marks (or any word which is confusingly similar) changes its name so as to remove any such reference (but excluding, for the avoidance of doubt, a change to the corporate name of The Hain Daniels Group Limited). In particular, Hain Celestial shall procure that prior to the Completion Date, Ella's Kitchen Inc. and Ella's Kitchen Group Limited shall change their corporate names to remove reference to the words "Ella's Kitchen".

16.8 Hain Celestial (on behalf of the Sellers) shall indemnify on an After‑Tax Basis the Purchasers and each other member of the Purchasers’ Group (including the Group Companies after Completion) against any loss arising or accruing in connection with the use by the Retained Group of Group Company Names and Marks after the Completion Date.

17 Access to information

17.1 The Purchasers shall procure that:

(a) all books of account, records, documents and information of any Group Company (in whatever form) relating to the period before Completion (Group Company Information) are preserved for seven years from the Completion Date or, if longer, as long as is required by applicable law; and

(b) (on giving reasonable notice to the Purchasers) the Sellers' Group and its Representatives are permitted during normal business hours to have access to, and to take copies (at the Sellers' expense) of, such Group Company Information as they reasonably require for Tax, accounting or insurance purposes, or to comply with any law, Judgment or requirement of any Authority or securities exchange.

17.2 Hain Celestial shall procure that:

(a) all books of account, records, documents and information of or relating to any Group Company (in whatever form) relating to the period before Completion that are retained by the Sellers' Group (Retained Information) are preserved for seven years from the Completion Date or, if longer, as long as is required by applicable law; and

(b) (on giving reasonable notice to the Seller) each Group Company and its Representatives are permitted during normal business hours to have access to, and to take copies (at such Group Company's expense) of, its Retained Information as they reasonably require for Tax, accounting or insurance purposes, or to comply with any law, Judgment or requirement of any Authority or securities exchange.

18 Insurance

18.1 The Sellers acknowledge and agree with the Purchasers that they will ensure that all insurance cover provided in relation to Group Companies pursuant to policies maintained by the Retained Group (each a Seller Insurance Policy) shall continue from the date of this agreement up to Completion.

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18.2 The Purchasers acknowledge and agree with the Sellers that, on and with effect from Completion:

(a) all insurance cover provided in relation to the Group Companies pursuant to each Seller Insurance Policy shall cease;

(b) it shall be the sole responsibility of the Purchasers to ensure that adequate insurances are put in place for each Group Company; and

(c) it will procure that no Group Company makes any claim under any Seller Insurance Policy,

other than a claim under an "occurrence based" Seller Insurance Policy and where such claim is permitted under the terms of such Seller Insurance Policy to be made following Completion in respect of any act, omission, event or occurrence arising prior to Completion which is notified to the relevant insurer (or to Hain Celestial in writing for onward notification) on or before the date falling three (3) months after the Completion Date (a Permitted Insurance Claim).

18.3 In respect of any Permitted Insurance Claim, Hain Celestial shall (and shall procure that each other relevant member of the Retained Group shall), provide such assistance (at the sole cost of the Purchasers) as the Purchasers or the relevant Group Company may reasonably require in connection with the notification and recovery of such Permitted Insurance Claim, including promptly notifying the relevant insurer of the Permitted Insurance Claim following a written request from the Purchasers' to do so, providing copies of such documentation as is reasonably required by the Purchasers in connection with bringing or seeking recovery for the Permitted Insurance Claim and promptly paying to the Purchasers (or at the direction of the Purchasers the relevant Group Company) any proceeds actually recovered from the insurer in respect of the Permitted Insurance Claim (less any costs of the Retained Group) and shall not settle, compromise or withdraw the Permitted Insurance Claim without the Purchasers prior written consent (not to be unreasonably withheld, delayed or conditioned).

18.4 In respect of employers' liability insurance (or its equivalent in any relevant jurisdiction) maintained by any member of the Retained Group and which benefitted the Group Companies in any period prior to Completion (Historic EL Policy), Hain Celestial shall:

(a) upon the written request of the Purchaser following Completion, provide the Purchasers with the following information in respect of each such Historic EL Policy that is so requested: (i) the identity of the insurer; (ii) policy numbers; (iii) periods of cover; (iv) limits of indemnity; and (v) date of inception; and

(b) only with respect to any Historic EL Policies which are active immediately prior to Completion, provide the Purchasers, no later than 30 days prior to Completion, the following information in respect of each such Historic EL Policies: (i) the identity of the insurer; (ii) policy numbers; (iii) periods of cover; (iv) limits of indemnity; and (v) date of inception.

19 Termination

19.1 If this agreement terminates automatically pursuant to clause 5.8 or is terminated pursuant to clause 5.9 or 8.3(c), then each party's further rights, obligations and liabilities under this agreement shall cease immediately on termination, except for:

(a) each party's accrued rights (including the right to claim any remedy for breach or non‑performance), obligations and liabilities as at the date of termination; and

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(b) each party's continuing rights, obligations and liabilities under clause 1 (Definitions and interpretation), clause 11.14 and Schedule 5 (Sellers' limitations), clause 15 (Confidentiality and announcements), clause 19 (Termination), clause 21 (Third party rights), clause 22 (Costs and expenses), clause 25 (Entire agreement), clause 26.1 (Severance), clause 26.2 (Variation), clause 26.3 (Waiver), clause 26.4 (Cumulative remedies), clause 26.5 (Reasonableness), clause 26.6 (Counterparts), clause 27 (Notices) and clause 28 (Agent for service).

19.2 Except as stated in clauses 5.8, 5.9 and 8.3(c) or in the case of fraud, no party shall have any right to rescind or terminate this agreement or to treat it as having been repudiated (whether before or after Completion).

20 Assignment and successors

20.1 In this clause 20:

(a) any reference to the Purchasers' rights under this agreement includes all or any benefits or rights of the Purchasers under this agreement, including the Warranties (together with any cause of action arising out of or in connection with any Warranty); and

(b) any reference to the Sellers' rights under this agreement includes all or any benefits or rights of the Sellers under this agreement, including in respect of any Consideration.

20.2 Except as provided in clauses 20.3, 20.4 and 20.6, no party may assign, transfer, grant any Encumbrance over, declare any trust over or deal in any other way with its rights under this agreement, without the prior written consent of:

(a) in the case of the Purchasers, Hain Celestial; and

(b) in the case of any of the Sellers, the Purchasers and each of the other Sellers.

20.3 Each of the Purchasers may assign its rights under this agreement to a member of the Purchasers' Group, provided that the relevant Purchaser remains fully responsible for the performance of its obligations pursuant to this agreement and shall be liable to the Sellers for all acts and omissions of its assignee as if they were the acts and omissions of the relevant Purchaser itself. Such assignee shall not be entitled to enforce any right assigned to it if it ceases to be a member of the Purchasers’ Group. The assigning Purchaser shall procure that such assignee reassigns such rights under this agreement back to a member of the Purchasers’ Group before such assignee ceases to be a member of it.

20.4 Each Purchaser may assign or grant any Encumbrance over its rights under this agreement by way of security in favour of any person who has agreed to provide finance to the Purchasers’ Group to assist in the transaction contemplated by this agreement, and/or to any agent or trustee of such person for the time being, provided that any such assignee or grantee shall not be entitled to assign such rights other than by way of the enforcement or release of such security, provided that the assigning Purchaser remains fully responsible for the performance of its obligations pursuant to this agreement and shall be liable to the Sellers for all acts and omissions of its assignee as if they were the acts and omissions of the assigning Purchaser itself. Notwithstanding any such assignment by way of security, the Sellers may, unless and until it receives notice of enforcement of the relevant security interest, deal with the assigning Purchaser in relation to all matters arising out of or in connection with this agreement.

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20.5 If either of the Purchasers assigns or grants an Encumbrance over its rights under this agreement as permitted by this clause 20, then:

(a) the assigning Purchaser shall, as soon as reasonably practicable, give notice of such assignment or grant to the Sellers; and

(b) the liability of the Sellers to the assignee or other person entitled to the assigning Purchaser’s rights under this agreement pursuant to this clause 20 and the assigning Purchaser shall not (in aggregate) be greater than it would have been had such assignment or grant (as the case may be) not taken place, and all the rights, benefits and protections afforded to the Sellers shall continue to apply for the benefit of the Sellers as against the assignee or such other person as they would have applied as against the assigning Purchaser.

20.6 A Seller may assign its rights under this agreement to another member of the Sellers' Group, provided that the relevant Seller remains fully responsible for the performance of its obligations pursuant to this agreement and shall be liable to the Purchasers for all acts and omissions of its assignee as if they were the acts and omissions of relevant Seller itself. Such assignee shall not be entitled to enforce any right assigned to it if it ceases to be a member of the Sellers' Group. The Sellers shall procure that such assignee reassigns such rights under this agreement back to the Sellers' Group before such assignee ceases to be a member of it.

20.7 If a Seller assigns its rights under this agreement as permitted by this clause 20, then:

(a) the relevant Seller shall, as soon as reasonably practicable, give notice of such assignment or grant to the Purchaser; and

(b) the liability of the Purchaser to the assignee or other person entitled to the Seller's rights under this agreement pursuant to this clause 20 and the relevant Seller shall not (in aggregate) be greater than it would have been had such assignment or grant (as the case may be) not taken place, and all the rights, benefits and protections afforded to the Purchaser shall continue to apply for the benefit of the Purchaser as against the assignee or such other person as they would have applied as against the relevant Seller.

20.8 This agreement shall be binding on and continue for the benefit of the successors and assignees of each party.

21 Third party rights

21.1 Those persons named, or which fall within the class of persons described in, column (1) of the table below (Third Parties) may enforce against the parties the benefits and rights given to them under the provision(s) set out against their name or class in column (2) subject to and in accordance with the terms of such clause(s) and the CRTPA.

(1) Third Party	(2) May enforce
Each Group Company and any of their directors, officers or Senior Employees	clause 10.5 (No rights against the Group Companies, etc.)
Lee Boyce	clause 8.5 (Retained Group's personnel)

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(1) Third Party	(2) May enforce
Those persons identified in clause 9.5 (other than any Seller)	clause 9.5 (No rights against persons other than the Sellers)
Each member of the Sellers' Group (other than any Seller)	clause 15 (Confidentiality) and clause 16 (Sellers' Group names and marks, etc)
Those persons identified in clause 17.1 (other than any Seller)	clause 17.1 (Access to information)

21.2 The parties may, without the consent of any Third Party, rescind or vary this agreement in such a way as to extinguish or alter the benefits or rights conferred by clause 21.1.

21.3 Except as provided in clause 21.1, a person who is not a party to this agreement shall not have any right under the CRTPA to enforce any term of this agreement. This clause does not affect any right or remedy of any person which exists or is available otherwise than pursuant to the CRTPA.

22 Costs and expenses

22.1 The Purchasers shall pay promptly all stamp duty, notarial fees, transfer taxes, documentary taxes, registration taxes, real estate transfer taxes (including RETT) or other similar Tax payable in connection with the transfers of the Shares pursuant to this agreement.

22.2 Hain Celestial shall indemnify the Purchasers on an After‑Tax Basis (but excluding any recoverable VAT) against all third party costs and expenses reasonably incurred that are (or, in the case of Tax, will be) incurred by the Purchasers’ Group following the date of this agreement in connection with obtaining advice on Hain Celestial’s ability to satisfy the requirement set out in clause 5.2(b)(i) of the Finance Condition (and any related advice on any implications of the status of progress of satisfaction of such requirement from time to time), provided that any amount paid to the Purchasers under this clause 22.2 shall not exceed, in aggregate, one million pounds (£1,000,000) (the Indemnified Costs). Any demand by the Purchasers to Hain Celestial for payment of Indemnified Costs pursuant to the indemnity in this clause 22.2 shall: (i) set out the amount of Indemnified Costs incurred; (ii) set out the bank account(s) of the relevant Purchaser(s) into which such payment should be made; and (iii) attach any applicable invoices in the Purchasers’ possession relating to such Indemnified Costs, and following any such demand Hain Celestial shall promptly (and in any event within 10 Business Days) pay to the relevant Purchaser(s) an amount in cash equal to the Indemnified Costs provided that any such demand may only be made on or after the date falling 30 days following the date of this agreement.

22.3 Unless otherwise expressly provided in this agreement, each party shall bear its own costs and expenses incurred in relation to the negotiation, preparation, execution and implementation of, and the transactions contemplated by, this agreement.

23 Payments, etc

23.1 Any payment to be made to a Seller under this agreement shall be effected by transfer of immediately available sterling funds through a UK clearing bank to the relevant Seller’s Nominated Account or to such other account as may be notified to the Purchasers for this purpose in respect of any Seller. Any payment to be made to any Seller under this agreement or any other Acquisition Document shall be made in full, without any set‑off, counterclaim,

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deduction or withholding whatsoever, unless required by law. If any such deduction or withholding is required by law, the party making such deduction or withholding shall promptly provide the recipient of the payment evidence that amount of the deduction or withholding has been accounted for to the relevant Tax Authority. The Sellers and Purchasers shall cooperate in good faith to minimise such deduction or withholding in accordance with applicable law, including by taking any procedural steps to ensure that the recipient of the payment is able to secure the benefit of available reliefs under a double taxation treaty.

23.2 Any payment to be made to the Purchasers under this agreement shall be effected by transfer of immediately available sterling funds through a UK clearing bank to the account of the Purchasers notified to the relevant Seller for this purpose. Any payment to be made to any Purchaser under this agreement or other Acquisition Document shall be made in full, without any set off, counterclaim, deduction or withholding whatsoever, unless required by law. If any such deduction or withholding is required by law, the party making such deduction or withholding shall promptly provide the recipient of the payment evidence that amount of the deduction or withholding has been accounted for to the relevant Tax Authority. The Sellers and Purchasers shall cooperate in good faith to minimise such deduction or withholding in accordance with applicable law, including by taking any procedural steps to ensure that the recipient of the payment is able to secure the benefit of available reliefs under a double taxation treaty.

24 Further assurance

On and after Completion, each of the Sellers shall, so far as it is reasonably able, from time to time and at the Purchasers’ expense, execute and deliver (or procure to be executed and delivered), all such other documents as the Purchasers may reasonably request to effect the transfer of the Shares held by that Seller to the Purchasers.

25 Entire agreement

25.1 In this clause 25, Representation means representation, warranty, statement or assurance (whether contractual or otherwise).

25.2 The Acquisition Documents (as varied in accordance with their terms) constitute the entire agreement and understanding between the parties in connection with the transactions contemplated by the Acquisition Documents. Accordingly, they supersede and extinguish all previous agreements, arrangements and understandings between, and (unless, but only to the extent, incorporated in the Acquisition Documents) all Representations given by, the parties in connection with such transactions.

25.3 Each party acknowledges that it has not relied on, or been induced to enter into any Acquisition Document by, any Representation given by any person (whether a party to this agreement or not) that is not incorporated in any Acquisition Document.

25.4 No party shall be liable in equity, contract or tort, under the Misrepresentation Act 1967 or in any other way for any Representation that is not incorporated in any Acquisition Document.

25.5 No party shall be liable in tort or under the Misrepresentation Act 1967 for any Representation that is incorporated in any Acquisition Document.

25.6 This clause 25 shall not exclude or limit any liability or remedy arising as a result of any fraud.

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26 General

26.1 Severance

If any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect, that shall not affect or impair the legality, validity or enforceability of any other provision of this agreement. If any illegal, invalid or unenforceable provision of this agreement would be legal, valid and enforceable if some part or parts of it were deleted, such provision shall apply with the minimum deletion(s) necessary to make it legal, valid and enforceable.

26.2 Variation

No variation of this agreement shall be valid unless it is in writing and signed by or on behalf of each Seller and the Purchasers.

26.3 Waiver

Unless otherwise expressly provided in this agreement, no right or remedy under or in respect of this agreement shall be precluded, waived or impaired by:

(a) any failure to exercise or delay in exercising it;

(b) any single or partial exercise of it;

(c) any earlier waiver of it, whether in whole or in part; or

(d) any failure to exercise, delay in exercising, single or partial exercise of or earlier waiver of any other such right or remedy.

26.4 Cumulative remedies

Unless otherwise expressly provided in this agreement, the rights and remedies under this agreement are in addition to, and do not exclude, any rights or remedies provided by law (including equitable remedies).

26.5 Reasonableness

Each party confirms that it has received independent legal advice relating to all of the matters provided for in the Acquisition Documents, including the terms of clause 19 (Termination), clause 25 (Entire agreement), Schedule 5 (Seller limitations), and agrees for the purposes of the Misrepresentation Act 1967 and the Unfair Contract Terms Act 1977 that the provisions of each Acquisition Document are fair and reasonable.

26.6 Counterparts

This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute one and the same agreement.

26.7 Effect of Completion

Each provision of this agreement (other than any obligation which is fully performed at Completion) shall remain in full force and effect after Completion.

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27 Notices

27.1 Form of Notice

Any notice or other communication to be given or made to a party under or in connection with this agreement (Notice) shall be in English, in writing and signed by or on behalf of the party giving it.

27.2 Method of giving Notice

Any Notice shall be sent to the relevant party at the postal or email address and for the attention of the person specified in clause 27.3. Service or delivery of a Notice must be effected:

(a) personally, by hand delivery or by courier (using an internationally recognised courier company);

(b) by prepaid recorded delivery post or equivalent if the address of the party receiving the Notice (Recipient) is in the same country as the party serving or delivering the Notice (Sender); or

(c) by email.

27.3 Contact details for Notices

The postal and email addresses of the parties for the purposes of clause 27.2 are:

Sellers' Agent	The Hain Daniels Group Limited
For the attention of:	Kristy Meringolo and Andrew Burchill
Address:	c/o Templar House 4225 Park Approach, Thorpe Park, Leeds LS15 8GB (and with effect from Completion, such address as is notified to the Purchasers pursuant to clause 28.5(d))
Email	[Redacted] [Redacted]
with a copy (in each case which shall not constitute notice or acceptance of any right to serve legal proceedings) to:	DLA Piper UK LLP Attention: Robert Bishop/Chris Arnold 160 Aldersgate Street, London EC1A 4HT [Redacted] [Redacted] (Ref: Project Island)

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UK Purchaser:
For the attention of:	Tristan Nagler and Edward Taylor (with a copy to Shawn der Kinderen)
Address:	33 Glasshouse Street 3rd Floor, London, United Kingdom
Email:	[Redacted] and [Redacted] (with a copy to [Redacted]
with a copy (in each case which shall not constitute notice or acceptance of any right to serve legal proceedings) to:	Freshfields LLP Attention: Maria Ledeneva 100 Bishopsgate, London EC2P 2SR [Redacted]
German Purchaser:
For the attention of:	Tristan Nagler and Edward Taylor (with a copy to Shawn der Kinderen)
Address:	Ludwig-Ganghofer-Straße 6, 82031 Grünwald, Germany
Email:	[Redacted] and [Redacted] (with a copy to [Redacted]
with a copy (in each case which shall not constitute notice or acceptance of any right to serve legal proceedings) to:	Freshfields LLP Attention: Maria Ledeneva 100 Bishopsgate, London EC2P 2SR [Redacted]

or, in each case, such other address or contact as a party may notify to the others in accordance with this clause 27. Notice of any change shall be effective five Business Days after the date on which it is deemed to have been served or delivered in accordance with this clause 27, or such later date as may be specified in the Notice.

27.4 Deemed service or delivery

Any Notice which has been served or delivered in accordance with clause 27.2 shall be deemed to have been served or delivered:

(a) if served or delivered personally, by hand or by courier, at the time of service or delivery at the relevant address;

(b) if posted by prepaid recorded delivery post or equivalent, at 10:00am on the third Business Day after the date of posting; or

(c) if sent by email, at the time the email is sent,

provided that if, under clauses 27.4(a) or 27.4(c), any Notice would be deemed to have been served or delivered after 5:00pm on a Business Day and before 9:00am on the next Business Day, such Notice shall be deemed to have been served or delivered at 9:00am on the second of such Business Days.

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27.5 Proof of service or delivery

In proving service or delivery of a Notice, it shall be sufficient to prove:

(a) that the envelope containing the Notice was properly addressed and either:

(i) that service or delivery personally, by hand or by courier was made to such address; or

(ii) posted by prepaid recorded delivery post (or equivalent) and delivered to the address on it; or

(b) in the case of email, that the email was properly addressed and sent to the email address of the Recipient for the purposes of clause 27.2.

27.6 Service of process

Clause 27 shall not apply to the service of process in any legal action or proceedings relating to any Acquisition Dispute.

28 Agent for service

28.1 In this clause 28, German Purchaser's Agent means Aurelius Investment Advisory Limited of 33 Glasshouse Street, 3rd Floor, London, United Kingdom, W1B 5DG (or any substitute agent appointed pursuant to clause 28.3) and Sellers' Agent means The Hain Daniels Group Limited of Templar House 4225 Park Approach, Thorpe Park, Leeds, United Kingdom, LS15 8GB (or any substitute agent appointed pursuant to clause 28.6).

German Purchaser's Agent

28.2 The German Purchaser:

(a) (subject to clause 28.3) irrevocably appoints the German Purchaser's Agent as its agent to accept service on its behalf of: (i) Notices and (ii) process in any legal action or proceedings before the courts of England and Wales or arbitration relating to any Acquisition Dispute;

(b) irrevocably agrees that any Notice to be given to it is deemed to have been properly given if it is given to the German Purchaser's Agent in accordance with the provisions of clause 27 (whether or not such Notice is forwarded to or received by the German Purchaser); and

(c) irrevocably agrees that failure by the German Purchaser's Agent to notify it of the process will not invalidate the legal action or proceedings concerned.

28.3 If, for any reason, the German Purchaser's Agent ceases to be able to act as agent or no longer has a postal address in the United Kingdom, the German Purchaser shall immediately:

(a) (subject to this clause 28.3) irrevocably appoint a substitute agent with a postal address in the United Kingdom; and

(b) notify the Sellers of the name, address and relevant contact (where appropriate) of the substitute agent.

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28.4 Such appointment and notice shall be effective five Business Days after the date on which the notice given pursuant to clause 28.3(b) is deemed to have been served or delivered in accordance with clause 27.

Sellers' Agent

28.5 Each of the Sellers:

(a) (subject to clause 28.6) irrevocably appoints the Sellers' Agent as its agent to accept service on its behalf of (a) Notices and (b) process in any legal action or proceedings before the courts of England and Wales or arbitration relating to any Acquisition Dispute;

(b) irrevocably agrees that any Notice to be given to it is deemed to have been properly given if it is given to Sellers' Agent in accordance with the provisions of clause 27 (whether or not such Notice is forwarded to or received by the Sellers' Agent);

(c) irrevocably agrees that failure by the Sellers' Agent to notify it of the process will not invalidate the legal action or proceedings concerned; and

(d) irrevocably agrees to notify the Purchasers' in writing of an updated postal address in the United Kingdom for the Sellers' Agent prior to Completion.

28.6 If, for any reason, the Sellers' Agent ceases to be able to act as agent or no longer has a postal address in the United Kingdom, the Sellers shall immediately:

(a) (subject to this clause 28.6) irrevocably appoint a substitute agent with a postal address in the United Kingdom; and

(b) notify the Purchasers of the name, address and relevant contact (where appropriate) of the substitute agent.

28.7 Such appointment and notice shall be effective five Business Days after the date on which the notice given pursuant to clause 28.6(b) is deemed to have been served or delivered in accordance with clause 27.

29 Governing law and jurisdiction

29.1 This agreement and any Acquisition Dispute are governed by and shall be construed in accordance with English law.

29.2 Any Acquisition Dispute shall be referred to and finally settled under the Rules of Arbitration of the London Court of International Arbitration in effect at the time of arbitration (the Rules). In the event of any conflict between the Rules and this agreement, the provisions of this agreement shall prevail.

29.3 The number of arbitrators will be three. Hain Celestial shall nominate one member of the tribunal and the Purchasers shall jointly nominate one member of the tribunal within 10 Business Days of the commencement of the arbitration. If either Hain Celestial or the Purchasers fails to nominate an arbitrator within the agreed timeframe, the appointing authority shall appoint an arbitrator on their behalf. Within 10 Business Days of the confirmation of appointment of the second arbitrator, the two appointed arbitrators shall jointly nominate a third arbitrator who shall act as chairperson of the tribunal.

29.4 The parties confirm that they opt out of the emergency arbitrator provisions.

29.5 The seat, or legal place, of arbitration will be London, England.

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29.6 The language to be used in the arbitral proceedings will be English.

29.7 If this agreement is translated into any language other than English, the English language text shall prevail.

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Schedule 1 The Sellers, the Shares and the Consideration

(1) Name of Seller	(2) Address	(3) Shares	(4) Name of Purchaser	(5) Portion of Base Price (£)	(6) Relevant Proportion (%)
Ella's Kitchen Group Limited	Ella's Barn 22 Greys Green Farm, Rotherfield Greys, Henley-On-Thames, Oxfordshire, England, RG9 4QG	100 ordinary shares of £1.00 each in the capital of Ella's Brands	UK Purchaser	[Redacted]	[Redacted]
		100 ordinary shares of £1.00 each in the capital of Ella's IP	UK Purchaser	[Redacted]	[Redacted]
The Hain Daniels Group Limited	Templar House 4225 Park Approach, Thorpe Park, Leeds, England, LS15 8GB	3 ordinary shares of £1.00 each in the capital of Hain Frozen	UK Purchaser	[Redacted]	[Redacted]
Hain Celestial Europe B.V.	Eduard Van Beinumstraat 28, 1077 Amsterdam, Netherlands	1 share with nominal amount of €60,250 in the capital of Natumi	German Purchaser	[Redacted]	[Redacted]
		432,238 shares in the capital of Lima	German Purchaser	[Redacted]	[Redacted]
The Hain Celestial Group, Inc.	221 River Street, 12th Floor, Hoboken, New Jersey 07030, USA	1 share with nominal amount of €51,000 in the capital of Mona	German Purchaser	[Redacted]	[Redacted]
To the extent that Additional Lima Shares are issued pursuant to the KPMG Steps:
HCGI US Finance Co LLC	221 River Street, 12th Floor, Hoboken, New Jersey 07030, USA	To be completed pursuant to clause 6	German Purchaser	To be completed pursuant to clause 6	To be completed pursuant to clause 6
To the extent that Additional Hain Frozen Shares are issued pursuant to the KPMG Steps:
The Hain Daniels Group Limited	Templar House 4225 Park Approach,	To be completed pursuant to clause 6	UK Purchaser	To be completed pursuant to clause 6	To be completed pursuant to clause 6

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(1) Name of Seller	(2) Address	(3) Shares	(4) Name of Purchaser	(5) Portion of Base Price (£)	(6) Relevant Proportion (%)
Thorpe Park, Leeds, England, LS15 8GB

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Schedule 2 Warranted Information

Part 1 The Target Companies

[Redacted]

Part 2 The Subsidiaries

[Redacted]

Part 3 Freehold Property

[Redacted]

Part 4 Leasehold Property

[Redacted]

Part 5 Tenancy at Will Properties

[Redacted]

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Schedule 3 Warranties

1 The Sellers

1.1 Each Seller is validly existing and is a company duly incorporated and registered under the laws of its jurisdiction of incorporation.

1.2 Each Seller has the legal right, full power and authority and all necessary consents and authorisations to enter into and perform its obligations under this agreement and each other Acquisition Document to which it is or will be party.

1.3 This agreement and each other Acquisition Document to which a Seller is or will be party constitutes, or will when executed constitute, legal, valid and binding obligations on the relevant Seller and will be enforceable in accordance with its respective terms (assuming that each such Acquisition Document has been properly executed by the other parties to it and that their entry into it has been duly authorised).

1.4 The entry into and performance of its respective obligations under this agreement and each other Acquisition Document by each Seller will not:

(a) conflict with or breach any provision of its respective constitutional documents;

(b) breach any agreement or instrument to which it is party or by which it is bound and which is material in the context of the Acquisition;

(c) conflict with or breach any Applicable Law or any requirement of any Authority to which it is subject or submits and which is material in the context of the Acquisition; or

(d) require the consent, approval or authorisation of any Authority to be obtained by it.

1.5 There is no action, suit, investigation or proceeding pending or threatened in writing against any Seller before any governmental authority which challenges or seeks to prevent the transactions contemplated by this agreement.

2 Share capital

2.1 The Shares (in respect of the Target Companies, as set out in Part 1 of Schedule 2), the issued shares of each Subsidiary (as set out in Part 2 of Schedule 2) and those issued shares in the share capital of Mona other than the Mona Share (as set out in Part 1 of Schedule 2):

(a) are legally and beneficially owned by the relevant Seller or a Group Company (as applicable), as set out in Part 1 and Part 2 of Schedule 2 (save that, at Completion and to the extent issued pursuant to the KPMG Steps, the Additional Lima Shares shall be legally and beneficially owned by Hain US Finco and the Additional Hain Frozen Shares shall be legally and beneficially owned by The Hain Daniels Group Limited);

(b) constitute (in each case) the entire issued share capital of the relevant entity;

(c) have been properly and validly allotted and are fully paid up; and

(d) are free from any Encumbrance.

2.2 No person has any right (whether contingent or otherwise) to require any Group Company:

(a) to allot, or grant rights to subscribe for, shares in any Group Company; or

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(b) to convert any existing securities into, or to issue securities that have rights to convert into, shares in any Group Company.

3 Interests in other companies, etc.

3.1 No Group Company is the legal or beneficial owner of, or has agreed to acquire, any shares, securities or other interests in any company (other than another Group Company). There are no silent partnerships, fiduciary relationships, sub-participations or voting arrangements with regard to any of the Group Companies.

3.2 No Group Company is, or has agreed to become, a member of any partnership, joint venture or consortium (other than recognised trade associations).

3.3 No Group Company has any branch or permanent establishment outside its country of incorporation.

3.4 Except as expressly contemplated under this agreement or any other Acquisition Documents, no member of the Sellers’ Group owns, operates or has a right to any assets or conduct of any business which, in each case, are or is (respectively) relevant to the business of the Group Companies, and no member of the Sellers' Group has any claim or liability (whether accrued, contingent, disputed or otherwise which relates to or arises out of the assets, business or operations of any Group Company, in each case whether arising before, on or after Completion.

3.5 There are no outstanding payment or other obligations for any Group Company in connection with any acquisitions or divestitures of shares or material assets made by any of the Group Companies in the last five years.

4 Corporate information and compliance

4.1 Each Group Company is a company duly incorporated and registered under the laws of its jurisdiction of incorporation.

4.2 The information set out in Part 1 and Part 2 of Schedule 2 relating to the Group Companies is accurate in all material respects.

4.3 The Disclosed Information contains a copy of the current constitutional documents of each Group Company.

4.4 The registers and minute books required to be maintained by each Group Company under the laws of its jurisdiction of incorporation are in its possession or under its control and are up to date in all material respects and have properly kept record of all meetings and decisions of all corporate bodies and the related minutes or written resolutions fully and correctly reflect the matters which have been dealt with during those meetings or in those decisions (and the meetings of the Group Companies were duly convened and quorate and decisions were validly passed). No Group Company has received written notice that any of them should be rectified.

4.5 The Group Companies have the full corporate capacity, power and authority under the Applicable Law to own or use their respective assets and properties and to carry on their respective business as currently conducted.

4.6 The Group Companies have acted in compliance with any capital maintenance rules under the Applicable Law of the jurisdiction they were incorporated under.

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5 Insolvency

5.1 No liquidator, administrator, receiver or similar officer has been appointed in relation to any Group Company or any Seller or the whole or any material part of its respective assets or undertaking and there are no circumstances which are likely to result in such an appointment.

5.2 No resolution has been passed or order made for the winding up or any other reorganisation or reconstruction of any Group Company or any Seller. No petition has been presented for the winding up of any Group Company or any Seller which has not been withdrawn or dismissed.

5.3 No arrangement or compromise has been made by any Group Company with its creditors generally.

5.4 No application has been made to court for an administration order in respect of any Group Company or any Seller.

5.5 No notice of intention to appoint an administrator of any Group Company or any Seller has been given or filed.

5.6 No Group Company or Seller has entered into any transaction or arrangement which is capable of being set aside, stayed, reversed or rescinded, avoided or otherwise affected in whole or in part under the Insolvency Act 1986 or any equivalent Applicable Laws.

5.7 The Sellers and the Group Companies are neither insolvent or overindebted under the Applicable Law of the jurisdiction they were incorporated under or unable to pay their debts as they fall due, nor is such situation imminent. The Sellers and the Group Companies have neither ceased nor suspended payments with any of their creditors.

6 Accounts

The Accounts:

6.1 were each prepared in accordance with Applicable Laws and generally accepted accounting practices in force at the date to which they were prepared in the jurisdiction of incorporation of the relevant Group Company;

6.2 give a true and fair view of the assets, liabilities and financial position as well as the state of affairs of the relevant Group Company as at the Accounts Date, and of its profit or loss of the relevant Group Company for the financial year ended on the Accounts Date;

6.3 were prepared on a basis consistent with the statutory accounts of the relevant Group Company for the previous financial year;

6.4 make provision for any redundant, obsolete or unsaleable stock which has been wholly written off and all damaged or slow‑moving stock has been written down appropriately, in each case as required by applicable accounting standards, and the value attributed to the remaining stock and work in progress did not exceed the lower of cost or net realisable value as at the Accounts Date;

6.5 are not affected by any extraordinary, exceptional or non-recurring items.

7 Management Accounts

The Management Accounts were prepared on a basis consistent with that used to prepare the management accounts of the Group Companies for the previous financial year and do not materially misstate the financial position of the Group Companies as a whole as at 30 June

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2026 and the profit and loss of the Group Companies for the period in to which they relate, and the Management Accounts were prepared in good faith and with due care and attention, it being acknowledged that they have not been prepared on a statutory basis and have not been reviewed or considered by any Group Company's auditors.

8 Locked Box Accounts

The Locked Box Accounts were prepared from the accounting records of the Group Companies, with reasonable care and attention, in good faith, as at the Locked Box Accounts Date and have been prepared and presented in accordance with US GAAP on the same basis as the Management Accounts and applying the basis, methods, policies of accounting, valuation and exercise of accounting judgement as were used in the Management Accounts. The Locked Box Accounts are not misleading in any material respect and do not materially overstate the assets, or materially understate the liabilities, of the Group Companies as at the Locked Box Accounts Date.

9 Period since the Locked Box Accounts Date

Since the Locked Box Accounts Date:

9.1 no Group Company has changed its accounting reference date;

9.2 each Group Company has operated in all material respects in the ordinary course of its business;

9.3 in respect of each Group Company, no resolution of its shareholders (ordinary or special) has been passed and no dividend or distribution has been declared, authorised or paid (except as provided for in the definition of Permitted Leakage);

9.4 no Group Company has acquired or disposed of a business as a going concern or any other material asset other than as specifically Disclosed in the Capex Plan and the document 7.9.1.2 of the Data Room, as required for the conduct of its business;

9.5 the Group Companies have not incurred capital expenditure in excess of eight million pounds £8,000,000 in aggregate;

9.6 no Group Company has written off or debts owed to it in excess of five hundred thousand pounds £500,000 in aggregate;

9.7 no material maintenance, safety or other committed capex has been materially deferred, cancelled or reallocated since the Locked Box Accounts Date;

9.8 none of the Group Companies has incurred any material liabilities or obligations other than those (i) reflected in the Management Accounts, or (ii) incurred in the ordinary course of business of the Group Companies since the Locked Box Accounts Date;

9.9 no Group Company has delayed, deferred or withheld payment of any creditor or other payable beyond its normal payment terms or routine, recurring payment practices in the best interest of the Group, or otherwise failed to pay its creditors and other payables in the ordinary course of business;

9.10 no Group Company has accelerated, factored, discounted or otherwise sought early collection of any receivable, or offered any discount or incentive for the early payment of any receivable, other than in the ordinary course of business;

9.11 no Group Company has changed any of its accounting policies, principles, practices, bases or methods (including in relation to revenue recognition, capitalisation, depreciation, accruals,

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provisioning or the treatment of inventory), save as required by law or applicable accounting standards; and

9.12 no Group Company has incurred, assumed or repaid any borrowing or other indebtedness in the nature of borrowing, other than in the ordinary course of business consistent with past practice.

10 Funding

10.1 The Disclosed Information contains details of any overdrafts, loans, borrowings or other indebtedness or other financial facilities (including in respect of loan stock/notes, letters of credit, bank guarantees or similar facilities, debentures, factoring/invoice discounting/stock financing arrangements, derivatives and hedging arrangements) as well as any intercompany loans and balances, such as from the BMG Cash Pooling Agreement, and any related interest, fees, or guarantees currently available to any Group Company (Group Facilities).

10.2 No Group Company has within the past two years received written notice:

(a) that it is in material default under the terms of any of the Group Facilities (which default remains outstanding at the date of this agreement); or

(b) to repay any of the Group Facilities in advance of their stated maturity,

and there are no circumstances existing (including the entry into and performance of this agreement and all other Acquisition Documents) which are likely to give rise to any such notice.

10.3 No Group Company is a party to any subsisting debt factoring or discounting arrangement or agreement.

10.4 No Group Company has issued any loan capital (including debentures, loan notes and loan stock) that remains in issue. No Group Company has agreed to issue any such loan capital in the future.

10.5 Other than the Cross-guarantee Letter of Support, no Group Company is party to, nor has any liability (including without limitation any prospective or contingent liability) under any Guarantee whether given to support the obligations of the Retained Group or otherwise.

11 Grants and state aid

11.1 The Disclosed Information contains an accurate details of all outstanding grants, subsidies, allowances, loan payments, guarantees or other financial assistance from Authorities: (i) made available to a Group Company in excess of five hundred thousand euros (€500,000); or (ii) made available to a Group Company within the last two (2) years in excess of two hundred and fifty thousand euros (€250,000) ((i) and (ii) together, Grants).

11.2 Within the last three (3) years, no Group Company has received any written notice from an Authority that it has cancelled or revoked any Grant and no such cancellation or revocation has been threatened in writing by an Authority, and there are no facts or circumstances that any such cancellation or revocation will be made or threatened.

11.3 No Group Company has received Grants that will or may become repayable as a result of or in connection with Completion.

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12 Assets

For the purposes of this paragraph 12 only, a material asset means an asset (other than the Properties, raw materials and packaging, IP, goodwill and finished goods) with a book value in the relevant Group Company's Accounts of, or one acquired since then at a purchase price of, more than one hundred and fifty thousand pounds (£150,000).

12.1 Each Group Company owns all of its material assets free from any Encumbrance, other than those:

(a) disposed of in the ordinary course of its business;

(b) subject to hire purchase or finance lease agreements; or

(c) subject to liens arising by operation of law.

12.2 All material assets are:

(a) in the possession of or under the control of the Group Companies (save where held by a third party in the ordinary course of business);

(b) used by the Group Companies; and

(c) in good working order and repair (normal wear and tear excepted) in all material respects.

12.3 The Disclosed Information contains details of each hire purchase or finance lease agreement under which any material asset is held by any Group Company (Finance Lease Agreements).

12.4 No Group Company has within the past two years received written notice from a counterparty to any Finance Lease Agreement that it is in material breach of its obligations under such agreement (which breach remains outstanding at the date of this agreement).

12.5 No Group Company is in breach of any Finance Lease Agreement and there are no circumstances which are likely to give rise to such a breach.

13 Stock

Each Group Company's stocks of raw materials, consumables, packaging and unfinished goods are in the relevant Group Company's possession or control and comprise items of the type and quality regularly used by or produced in its business.

14 Debtors

No Group Company is owed any sums other than trade receivables incurred in the ordinary course of business.

15 Real property

15.1 The Properties comprise all the land and buildings owned or occupied by any Group Company. No Group Company has any right of ownership, right of use, option, right of first refusal, contractual obligation to purchase or any other right affecting any land or buildings other than the Properties.

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15.2 The brief particulars of the Properties set out in Part 3, Part 4 and Part 5 of Schedule 2 are, in all material respects, accurate and not misleading.

15.3 In relation to each lease under which any part of the Leasehold Properties are held:

(a) the rents and other monies due and payable under it have been paid in accordance with the relevant contractual terms;

(b) the Group Company named in Part 4 of Schedule 2 as the "Lessee" has not received within the past two years written notice from the landlord that it is or may in the future be considered in material breach of its obligations under such lease (which breach remains outstanding at the date of this agreement), and there are no facts or circumstances that are reasonably likely to lead to such a notice; and

(c) there are no notices, negotiations or proceedings pending concerning outstanding rent reviews.

15.4 The Group Companies are the sole occupants of the Properties. No other person has any right to occupy any of the Properties.

15.5 The Properties have the benefit of all rights necessary for their continued use, enjoyment and maintenance by the Group Companies for the purpose of the existing business carried on at or from the Properties, including all necessary access rights and utilities.

15.6 No Group Company has any continuing liability in respect of any property (other than the Properties) as an original contracting party or by virtue of any direct covenant having been given on a sale or assignment to any Group Company.

15.7 The Group Companies named in Part 3 and Part 4 of Schedule 2 are the legal and beneficial owners of the freehold or leasehold (as applicable) interests in the Properties, as stated therein.

15.8 The Group Company named in Part 5 of Schedule 2 is entitled to occupy the relevant Tenancy at Will Property pursuant to the terms of a tenancy at will.

15.9 The Freehold Properties are free from any Encumbrance. No person has claimed to be entitled to any such Encumbrance.

15.10 There are no material disputes or proceedings relating to the Properties or their use which are likely to prevent or significantly impede the Group Companies from carrying on their businesses in all material respects as currently conducted at the Properties or to give rise to any material payment obligation of any Group Company.

15.11 No Group Company has received formal written notice from any Authority that the current use of the Properties is in breach of planning or zoning laws.

15.12 In relation to planning regarding the Properties:

(a) the existing use of the Properties is authorised under planning legislation or the Properties have been used for the existing use continuously in excess of over 10 years without concealment or abandonment;

(b) the Properties have been used and developed at all times in compliance with all planning permissions, planning conditions and other planning consents relating to the Properties;

(c) there are no existing breaches of planning control affecting the Properties; and

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(d) no enforcement notice, breach of condition notice, (temporary) stop notice, or other planning enforcement action has been issued in respect of the Properties and there are no circumstances which might reasonably give rise to any such action.

15.13 With respect to the Freehold Properties detailed at Part 3 of Schedule 2, there are neither (i) outstanding or unfulfilled instructions or requirements imposed in writing by formal ordinance by any public authority, nor (ii) cancellations or revocations of the public building or other public permits relating to the freehold properties and their use.

15.14 There has been no flooding, subsidence, heave or significant structural or drainage defect at the Properties.

16 Environmental matters

16.1 The Group Companies have all Environmental Consents required to operate their businesses as currently conducted and are not in material breach of any conditions of any Environmental Consent.

16.2 No steps have been taken which remain outstanding in relation to the revocation, cancellation, suspension, withdrawal, amendment, variation, restriction or surrender of any Environmental Consent held by a Group Company and there are no facts or circumstances that are reasonably likely to lead to the revocation, cancellation, withdrawal, suspension, restriction or inability to renew any such Environmental Consent.

16.3 Each Group Company conducts its business in all material respects in accordance with Environmental Laws.

16.4 No Group Company has received within the past three years any written notice, proceedings or claims from any person, authority, regulatory body, court or competent organisation alleging any material breach of or material liability under Environmental Law, and there are no facts or circumstances that are reasonably likely to lead to such notice, proceedings or claims.

16.5 No Group Company is engaged in, nor has it been notified of, any material litigation, investigation, proceedings or enforcement actions relating to any breach of or liability under Environmental Law, and there are no facts or circumstances that are reasonably likely to lead to such litigation, investigation, proceedings or enforcement actions.

17 Health and Safety

17.1 Each Group Company conducts its business in all material respects in accordance with Health and Safety Laws.

17.2 No Group Company has received within the past four years any written notice, proceedings or claims from any person, authority, regulatory body, court or competent organisation alleging any material breach of or material liability under Health and Safety Laws, and there are no facts or circumstances that are reasonably likely to lead to such notice.

17.3 No Group Company is engaged in, nor has it been notified of, any material litigation, investigation, proceedings or enforcement actions relating to any breach of or liability under Health and Safety Laws, and there are no facts or circumstances that are reasonably likely to lead to such litigation, investigation, proceedings or enforcement actions.

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18 Insurance

18.1 The Disclosed Information contains an accurate list with summary details of the material insurance policies maintained by or on behalf of any Group Company (Policies).

18.2 No insurer has disputed or given any indication that it intends to dispute the validity of any of the Policies on any grounds or materially alter its provided coverage, and the insurance cover under the Policies has not been terminated by either party. All premiums in relation to the Policies have been duly paid when they were due.

18.3 The Disclosed Information contains details of all insurance claims in excess of two hundred thousand pounds £200,000 per claim made by any Group Company in the last two (2) years.

18.4 There are no outstanding claims or circumstances which could give rise to a claim by any Group Company pending under any of the Policies pursuant to which coverage has been denied in writing by the underwriters of such Policies, and there are no facts or circumstances that are reasonably likely to give rise to a claim.

18.5 Under the Policies, the Group Companies maintain, and has maintained throughout the period for which it has been legally required to do so, all insurances as are required by Applicable Law and has maintained them to applicable statutory requirements and/or applicable compulsory insurance requirements.

19 IP

19.1 The Group Companies (taken together) own, free from all Encumbrances, or have licensed to one or more of them, the IP which is necessary for the conduct of the business of each Group Company as currently carried on (Business IP). The Business IP is sufficient in all material respects to enable the Purchasers and the Group Companies to conduct the business immediately following the Completion in substantially the same manner as the business is currently carried on. No member of the Sellers’ Group (other than, before Completion, the Group Companies) has any interest in or right to use any of the Business IP.

19.2 The Disclosed Information contains accurate details of all material Registered IP. Any Business IP, to the extent registerable, has been validly registered, is or is in the process of being validly registered with any competent national or international registry (including all renewals, extensions and applications for registration) in the name of one of the Group Companies.

19.3 All applicable registration fees for the Registered IP have been paid in full.

19.4 All domain names used, or required to be used, in or in connection with the Business as presently carried on are listed in the Disclosed Information (the Domain Names).

19.5 Each Group Company is the registrant, legal owner or beneficial owner of the Domain Names used by it in connection with the Business and has the right to use the websites accessible through such Domain Names.

19.6 In the last three years, no Group Company has received any written notice challenging the validity of any material Registered IP, and there are no facts or circumstances that are reasonably likely to lead to such notice.

19.7 The Group Companies have not licensed or agreed to license any material IP rights to, or otherwise permitted the use of any material IP rights it owns by, any third party.

19.8 In the last three years, no third party has materially infringed any material Business IP, and there are no facts or circumstances that are reasonably likely to lead to such infringement.

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19.9 The Disclosed Information contains accurate details of the licences (other than software licences) granted to any Group Company relating to the Business IP (Material IP Licences In). The Material IP Licences In remain in full force and effect and are not subject to any right of termination by the relevant licensors as a result of or in connection with Completion, and no counterparty has acquired, exercised or threatened to exercise any right to terminate, amend, suspend or restrict any Material IP Licence In.

19.10 No Group Company has within the past two years received written notice from any counterparty to any Material IP Licence In that it is in material breach of such licence (which breach remains outstanding at the date of this agreement), and there are no facts or circumstances that are reasonably likely to lead to such notice. No Group Company is in material breach of any Material IP Licence In.

19.11 Within the past three years, no Group Company has received any written notice alleging that the Group Company has infringed or misused any third party's IP, and there are no facts or circumstances that are reasonably likely to lead to such notice.

19.12 No Group Company has disclosed any confidential information or proprietary know-how that is material to the business of a Group Company, other than (i) to the extent required by law or regulation, a court or a regulator, or (ii) pursuant to a contract with the relevant disclosee under which the relevant disclosee owes an enforceable contractual obligation to a Group Company to keep that information and proprietary know-how confidential.

19.13 No Group Company has received any written notice alleging a breach, default or non-compliance under the C Agreement or the R Agreement, nor any written notice of termination, suspension, non-renewal or intention to exercise any rights or remedies under either agreement.

19.14 Use of open source software by any Group Company is limited to software incorporated within solutions supplied by third-party providers and is permitted under the applicable contracts with such providers.

19.15 No use of open source software by any Group Company has resulted in:

(a) any obligation to disclose, license or make available source code;

(b) any claim, allegation or investigation against any Group Company relating to licence compliance; or

(c) any material restriction on the Group's use, exploitation, licensing or commercialisation,

in respect of any material software used in the Business.

20 IT Systems

20.1 In this paragraph 20, IT Systems means the computer systems used by any Group Company other than the internet and third party telecommunications networks.

20.2 The Disclosed Information contains accurate details of the software licences (other than standard off‑the‑shelf licences) that are material to the IT Systems.

20.3 No Group Company is in material breach of any such licence, and there are no facts or circumstances that are reasonably likely to lead to a claim that there has been such breach.

20.4 No proprietary software is owned by, or has been developed for, any Group Company.

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20.5 The Disclosed Information contains accurate details of the Group Companies' disaster recovery plans for the IT Systems. Customary procedures are in place at the Group Companies designed to ensure the security of the IT Systems and data stored on them.

20.6 The IT Systems are in satisfactory working order in all material respects. There has not been a breakdown, failure or third party breach of the IT Systems during the two years prior to the date hereof which had a materially disruptive effect on any Group Company's ability to carry on its business in the ordinary course and there are no facts or circumstances that are reasonably likely to lead to such breakdown, failure or third party breach.

21 Data protection

21.1 Each Group Company has in place and maintains adequate policies procedures, assessments, registers, and governance documentation to the extent required to ensure continued compliance with Data Protection Laws.

21.2 Each Group Company has issued privacy notices to all relevant data subjects which comply with Data Protection Laws.

21.3 Each Group Company has in place an adequate data breach response plan, maintains appropriate records of personal data breaches, and has implemented appropriate technical and organisational measures which enable it to comply with the mandatory data breach notification requirements set out in Data Protection Laws.

21.4 Each Group Company has in place appropriate agreements, as required by Data Protection Laws, with all data processors processing personal data on its behalf.

21.5 Each Group Company has complied with all data subject requests (including requests for access to personal data, the cessation of specified processing activities in relation to personal data and the rectification and/or erasure of personal data) as required by Data Protection Laws, and there are no such outstanding requests.

21.6 Each Group Company has materially complied with all Data Protection Laws, including applicable notification and registration obligations as required under Data Protection Laws.

21.7 In the last 12 months no person or other body has:

(a) alleged that any Group Company has failed to comply with the provisions of any Data Protection Laws;

(b) complained to any Group Company about its use of personal data; or

(c) been awarded compensation, claimed or taken action against any Group Company for breach of any Data Protection Laws,

and there are no circumstances which are likely to give rise to any such allegations, complaints, awards, claims or actions.

21.8 The Group Companies maintain ISO 27001 certifications applicable to its relevant systems (including IT Systems).

22 Contracts

22.1 The Disclosed Information contains a copy of each up-to-date and subsisting Material Contract (to the extent that the terms of such contract are included within a written agreement). The Material Contracts create valid and enforceable rights and obligations upon

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the respective parties, remain in full force and effect and have not expired, terminated or been rescinded.

22.2 No Group Company has received, within the 12 months preceding the date of this agreement, written notice from any counterparty to any Material Contract that such Group Company is in material breach of such contract (being a breach that would have a material adverse effect on the relevant Group Company) and there are no circumstances which are likely to give rise to such a breach.

22.3 No counterparty to a Material Contract is in material breach of or has repudiated such Material Contract (being a breach or repudiation that would have a material adverse effect on the relevant Group Company).

22.4 Save for agreements detailed in the Disclosed Information, no Group Company is a party to, bound by or liable under, any agreement or arrangement which materially limits or excludes its right to do business and/or compete in any geographical area or field or with any person.

23 Key Customers and Key Suppliers

23.1 In the 12 months preceding the date of this agreement, no Key Customer or Key Supplier has:

(a) stopped or reduced substantially its trading with any Group Company;

(b) substantially changed the terms of its trading (other than price changes in the ordinary course) with any Group Company in a manner which is materially adverse to the relevant Group Company; or

(c) notified any Group Company of its intention to do any of the matters listed in (a) and (b) above or to not prolong its trading with a Group Company,

and there are no facts or circumstances which are likely to give rise to any of the events listed in (a) and (b) above.

23.2 No Group Company has given or paid (or agreed to give or pay) any material discount, volume rebate, allowance, commission payment or the like (whether or not legally binding) to any of its Key Customers other than in the ordinary course of its business.

23.3 In the 12 months preceding the date of this agreement, no Group Company has experienced a material shortage of supply of raw materials or packaging which caused it in any material respect to be unable to meet customer demand.

24 Product safety

24.1 In the 24 months prior to the date of this agreement, there has been no product safety related withdrawal or recall in respect of products manufactured or supplied by any Group Company, nor do any circumstances exist which are reasonably likely to give rise to the occurrence of such a recall or withdrawal.

24.2 In the 24 months prior to the date of this agreement, no Group Company has received written notice from an Authority concerning any potential or actual breach of any applicable Food Safety Laws.

24.3 Each Group Company has, where required in accordance with local laws, registered its food manufacturing premises as a food business with each relevant Authority. The Group Companies have not manufactured, labelled, sold or supplied any product or service that is or was in any material respect faulty, defective, or dangerous or which does not comply in any

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material respect with any warranties or representations expressly or impliedly made by any Group Company or with Applicable Law.

24.4 In the 24 months prior to the date of this agreement, each Group Company has complied in all material respects with Food Safety Laws and holds all Food Permits required to operate their businesses as currently conducted and are not in material breach of any conditions of any Food Permit.

24.5 The Disclosed Information contains accurate details of each end consumer claim made in the last 12 months which resulted or could result in a payment to the customer in excess of £50,000.

25 Sanctions

25.1 No Seller or Group Company, nor any of their respective officers, directors, employees or agents, has been, is, or is reasonably suspected to be, a Sanctioned Person.

25.2 No Group Company, nor any of their respective officers, directors or employees:

(a) is in violation of, or has at any time in the last three years violated, any applicable Sanctions Laws;

(b) is engaging or has engaged at any time in the last three years in any transaction or activity with, in relation to or for the benefit of, or is otherwise involved in any business with, any Sanctioned Person;

(c) has received notice from any Sanctions Authority related to or concerning any actual, suspected or potential violation of, or non-compliance with, any Sanctions Laws;

(d) has in the last three years submitted any voluntary or mandatory self-report or self-disclosure in respect of any actual or potential noncompliance with Sanctions Laws, and no such self-report or self-disclosure is currently in contemplation; and/or

(e) is or has in the last three years been engaged in, subject to or party to any Sanctions Action, and no Sanctions Action has been threatened against any Group Company.

25.3 Each Group Company has instituted and maintained adequate policies and procedures designed to promote compliance with applicable Sanctions Laws.

The warranties in this paragraph 25, given by Hain Celestial, apply only to the extent that they do not result in any violation of the Blocking Regulation by Hain Celestial.

26 Competition

26.1 In the last two years, no Group Company has given any formal written assurance or undertaking to any Authority in relation to competition laws in any jurisdiction in which it carries on business (Competition Laws) which materially affects its ability to carry on its business consistent with past practice.

26.2 No Group Company is the subject of any current formal investigation by any relevant Authority in relation to Competition Laws and there are no facts or circumstances which are likely to give rise to any such investigation.

26.3 No Group Company is in receipt of any payment, guarantee, financial assistance or other aid from the government or any state body which was not, but should have been, notified to the

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European Commission under Article 108 of the Treaty on the Functioning of the European Union for decision declaring such aid to be compatible with the internal market.

27 Employees and terms of employment

27.1 The Disclosed Information includes:

(a) an accurate overview of the number of employees of the Group Companies as at February 2026, including anonymised information regarding annual salaries, bonuses, incentive arrangements or payments and other compensation, and date of entry for all employees of the Group Companies;

(b) copies of the employment agreements (or material details of the terms of employment) of each Senior Employee;

(c) a representative sample of standard terms and conditions of employment used for each grade of employee of each Group Company, and details of the staff handbooks and employment policies which apply to each Group Company's employees; and

(d) details of the share incentive schemes, share option schemes or profit sharing, long term incentive plan / LTIP, bonus or other incentive schemes applicable to any of the Group Companies' employees.

27.2 No Group Company owes anything to its employees other than remuneration for the current pay period, accrued holiday pay for the current holiday year, accrued bonuses for the current bonus period and expenses claims (as applicable). In particular, no Group Company has incurred, and no employee of any Group Company will be entitled to claim, any additional vacation entitlement as a result of the conversion of the vacation year to the calendar year.

27.3 All options, awards, rights and entitlements granted under any incentive arrangement of a Group Company will either lapse, be exercised or be settled in full or otherwise cease to subsist at Completion and, following Completion, no Group Company will have any liability or obligation (whether contingent or otherwise) in respect of any such incentive arrangement.

27.4 No Group Company is under any obligation to make any material change in the basis of remuneration or other benefits paid or provided to any of its employees. No material salary increases have been resolved or announced in writing but not yet implemented and there are no outstanding loans between a Group Company and any of its employees.

27.5 Each Group Company has complied in the last five (5) years in all material respects with any Applicable Laws with respect to employees in each of the jurisdictions in which the Group Companies’ business is being conducted.

27.6 In the last three years, no Group Company has been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment Regulations) 2006) and, within this period, none of the employees or former employees of any Group Company have transferred to a Group Company under any such regulations.

27.7 The Sellers and each Group Company have (to the extent such obligations have arisen in the last three years) complied with their obligations to inform and consult with trade unions and/or other representatives of workers and to send notices to the Secretary of State pursuant to sections 188 to 194 of TULRCA and regulations 13 and 14 of TUPE.

27.8 The Disclosed Information contains accurate details of any individuals who provide services to any Group Company under an agreement which is not a contract of employment with a Group Company (including any contractor, agency worker or consultant) and the terms on

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which they are engaged. No freelancer, contractor, agency worker or consultant of the Group Companies would be required to be reclassified as an employee under Applicable Law.

27.9 All legal requirements for temporary work have been observed by the Sellers and the Group Companies.

27.10 All social security contributions for each Group Company's employees were fully paid when due.

27.11 No employee will become entitled to (i) any payment or other benefit solely as a result of or in connection with Completion for which a Group Company would be liable or (ii) terminate his/her employment solely as a result of the Transaction, in each case except for statutory severance claims or termination rights.

27.12 No commission or bonus scheme operated by any Group Company or other variable pay arrangements in place have given rise to any liability or claim (whether actual, contingent or prospective) for underpayment of holiday pay under any Applicable Laws, including but not limited to the Working Time Regulations 1998 and any relevant case law interpreting the calculation of holiday pay to include commission, bonuses and variable pay. Each Group Company has at all times complied with its legal obligations in respect of holiday pay calculations for employees and workers whose remuneration includes commission, bonuses and/or other variable pay.

28 Senior Employees

28.1 No Group Company has given notice of termination or retirement to, or received notice of resignation or retirement from, any Senior Employee.

28.2 No Group Company has made any offer of employment to any person who, if employed, would hold the role of Senior Manager or above, which has either been accepted or remains open for acceptance.

29 Collective agreements, etc.

The Disclosed Information contains accurate details of all agreements or arrangements entered into by any Group Company with, or recognising, any trade union, works council, staff association or other body representing any of its employees. The Group Companies have complied in all material respects with all obligations arising out of any such collective agreements.

30 Employment disputes

30.1 No Group Company was involved in the last three (3) years or is involved in any industrial dispute, including strikes, work stoppages, or other proceedings (including with any Authority, any works council or other employee representatives) that is of material importance to that Group Company and no such industrial dispute is threatened in writing against any Group Company, and there are no facts or circumstances that are reasonably likely to lead to such an industrial dispute.

30.2 No Group Company has any dispute, claim, legal action, proceeding, suit, litigation, prosecution, arbitration or any other form of alternative dispute resolution or liability outstanding with or in relation to any of its current or former officers, employees or consultants, no such dispute is pending or threatened and there are no circumstances which are likely to give rise to such a dispute or liability. No Group Company has received written notice of the intent of any Authority responsible for the enforcement of any Applicable Law with regard to labour matters to conduct an investigation with respect to any Group Company

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in the last three (3) years, and no such investigation is currently in progress and there are no facts or circumstances that are reasonably likely to lead to such investigation.

30.3 No mass dismissals which would give rise to a notification to an Authority, have been announced in writing in the past two (2) years or are currently being planned.

31 Pension benefits

31.1 The Disclosed Information contains accurate details of the Pension Schemes and there are no other Pension Benefits applicable to the employees of any Group Company and, save with respect of the Pension Schemes, no Group Company has any obligation to provide or contribute to the provision of any Pension Benefits for or in respect of any of the current or former directors, officers or employees of any Group Company or any of their dependents nor has any proposal been announced in writing or written agreement been reached to establish or contribute to any arrangement providing any Pension Benefits. Death benefits are fully insured and salary sacrifice arrangements have been implemented pursuant to valid amendments.

31.2 Each Group Company has at all times complied in all material respects with its obligations in relation to the Pension Schemes and the provision of Pension Benefits, including Applicable Laws.

31.3 No Group Company is subject to regulatory investigation or intervention or other regulatory action in relation to the provision of Pension Benefits and there are no circumstances that could reasonably be expected to result in such an investigation, intervention or action.

31.4 All contributions which have fallen due for payment in relation to the Pension Schemes have been paid.

31.5 No Group Company has ever been connected with or an associate of an employer that participates or has ever participated in a defined benefit occupational pension scheme.

31.6 No employee of any Group Company has any enhanced right to benefits which are not “old-age, invalidity or survivors’ benefits” for the purposes of the Acquired Rights Directive (2001/23/EC) or equivalent local laws.

31.7 All benefits (other than refunds of contributions with interest where appropriate) payable under any Pension Scheme on the death of an employee of any Group Company are fully insured with an insurance company.

32 Compliance with laws

32.1 Each Group Company conducts its business in all material respects in accordance with the Applicable Laws of any jurisdiction in which it is incorporated or carries on business, and no Group Company has received, within the last five (5) years, any written notice or order from any Authority alleging that the operation of the business by any of the Group Companies was not in material compliance with Applicable Laws, and there are no facts or circumstances that are reasonably likely to lead to such notice or order.

32.2 Each Group Company holds all material licences, consents, permits and authorities necessary to carry on its business in the places and in the manner in which it is currently carried on (Consents).

32.3 No Group Company is in breach of the terms or conditions of any Consent, and there are no facts or circumstances which would justify a revocation, withdrawal, suspension or termination of any Consent.

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33 Anti-bribery, anti-corruption and anti-fraud

33.1 Each Group Company and its current and former officers and employees and any person whose acts or defaults may be attributed to such Group Company have complied with all applicable anti-bribery, anti-corruption and anti-fraud laws (including any which have extra-territorial effect) and codes of practice (Anti-Corruption Laws and Anti-Fraud Laws).

33.2 In the last three (3) years, no Group Company is or has been the subject of any pending, threatened or existing investigation, inquiry or litigation, administrative or enforcement proceedings regarding any offence or alleged offence under the Anti-Corruption and Anti-Fraud Laws in any jurisdiction and no circumstances exist that are likely to result in any such investigation, inquiry or litigation, administrative or enforcement proceedings.

33.3 Each agent, representative or third party that is or was authorised to act on behalf of a Group Company or any other person who performs or has performed services for or on behalf of a Group Company (Business Intermediary) has conducted its business relating to such Group Company in compliance with all Anti-Corruption and Anti-Fraud Laws.

33.4 Each Group Company has instituted and maintained good faith policies and procedures designed to ensure compliance by each Group Company and its officers, employees and Business Intermediaries for the time being, and by any person whose acts or defaults may be attributed to each Group Company, with all Anti-Corruption Laws and Anti-Fraud Laws. The Group Companies and Business Intermediaries and, in relation to the business of the Group Companies, to the extent related to their business, the Sellers’ Group and their respective officers, workers, agents and employees, have in the past five (5) years complied in all material respects with such policies and procedures.

34 Litigation

34.1 No Group Company is involved in any civil, criminal, regulatory or arbitration proceedings with a claim value (excluding legal costs) in excess of £200,000 (Litigation).

34.2 There is no Litigation pending or threatened by or against any Group Company; and there are no circumstances likely to give rise to any such Litigation.

35 Judgments, etc

35.1 There is no outstanding judgment, order, ruling or decision by any Authority against any Group Company.

35.2 There are no outstanding settlement agreements or similar written agreements with any Authority or other person.

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Schedule 4 Tax

Part 1 Tax Covenant

1 Definitions and interpretation

1.1 In this Schedule:

Accounting Period means any period by reference to which any income, profit or gains, or any other amounts relevant for the purposes of Tax, are measured or determined.

Accounts Relief means a Relief which has been treated as an asset in the Accounts.

Actual Tax Liability means a liability of any Group Company to make a payment or increased payment of Tax.

Effective Tax Liability means:

(a) the Unavailability in whole or in part of any Accounts Relief; or

(b) the utilisation or set‑off against any Tax or against income, profits or gains of any Purchasers' Relief in circumstances where, but for such set‑off, an Actual Tax Liability would have arisen in respect of which the Sellers would have been liable to the Purchasers under this Schedule.

Event means any act, omission, supply, import, acquisition, disposal, payment, fact, event, distribution, state of affairs or transaction whatsoever and includes, without limitation, the expiry of any period of time, the entry into of this agreement, the satisfaction of any condition in this agreement and Completion (and any reference to an Event occurring includes a reference to any Event which is deemed for the purposes of Tax to have occurred).

Purchasers' Relief means:

(a) an Accounts Relief;

(b) a Relief which arises in the ordinary course of business of any Group Company in the period commencing immediately after the Accounts Date and ending on Completion;

(c) a Relief arising to any Group Company by reference to an Event occurring, or during any period or part‑period commencing, after Completion; or

(d) a Relief arising at any time to any member of the Purchasers’ Group (other than a Group Company).

Purchasers’ Tax Group means the Purchasers, each Group Company and any other company which is treated for the purposes of any Tax as being a member of the same group of companies as the Purchasers or as being associated with the Purchasers.

Purchasers’ Tax Group Company means any member of the Purchasers’ Tax Group.

Relief means any loss, allowance, credit, deduction, exemption, set‑off, refund or other relief from or relating to any Tax or to the computation of income, profits or gains for the purposes of any Tax or any right to repayment of Tax.

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Tax means:

(a) any form of tax and any duty, levy, withholding, contribution, impost or tariff in the nature of tax, including social security, national insurance and apprenticeship levy; and

(b) any penalties fines, surcharges, charges and interest which relate to any matter within paragraph (a) or to any failure or delay in preparing or filing any account, record, form, return or computation required to be kept, preserved, maintained or submitted to any person for the purposes of any matter within paragraph (a), in each case regardless of whether such amount is chargeable against, or attributable to, directly or primarily, any Group Company or any other person, and regardless of whether any amount in respect of it is recoverable from any other person.

Tax Authority means any Authority, whether of the United Kingdom or elsewhere, competent to impose, assess, collect or administer any Tax.

Tax Liability means any Actual Tax Liability or Effective Tax Liability, or any other liability which gives or may give rise to a claim under the Tax Covenant or a Tax Warranty Claim.

Unavailability means, in relation to a Relief, not available for any reason, including loss, disallowance, reduction, cancellation, modification, claw‑back, counteraction, non‑existence or non‑availability ab initio, and Unavailable shall be construed accordingly.

VAT means:

(a) value added tax imposed pursuant to the Value Added Tax Act 1994;

(b) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); or

(c) any other tax of a similar nature (whether levied by reference to added value or sales or otherwise), wherever imposed.

1.2 The value of an Effective Tax Liability is:

(a) where the Effective Tax Liability involves the unavailability of any Accounts Relief:

(i) if the Accounts Relief which is unavailable is a right to repayment of Tax, the amount of the repayment which is unavailable; and

(ii) if the Accounts Relief which is unavailable is not a right to repayment of Tax, the amount of Tax which any Group Company could have saved by utilising or setting‑off the Accounts Relief had the Accounts Relief been available (assuming that the Group Company had sufficient income, profits or gains against which to set‑off or utilise the Unavailable Accounts Relief) on the basis of the Tax rates current at Completion; or

(b) where the Effective Tax Liability involves the utilisation or set‑off of a Purchasers’ Relief, the amount of Tax which the relevant Group Company saves by such utilisation or set‑off.

1.3 In this Schedule, references to a Tax Liability in respect of income, profits or gains earned, accrued or received include a Tax Liability in respect of income, profits or gains treated for the purposes of the relevant Tax as having been earned, accrued or received.

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2 Tax Covenant

Hain Celestial covenants to pay to the Purchasers (on an After-Tax Basis) an amount equal to:

2.1 any Actual Tax Liability arising by reference to any Event which occurred or any income, profits or gains which were earned, accrued or received on or before Completion;

2.2 the value of any Effective Tax Liability;

2.3 any Actual Tax Liability arising by reference to the non‑payment of Tax by the Sellers or any other person (other than any Group Company) which is, or has been, treated for the purposes of any Tax as being connected with a Group Company (prior to Completion) or any of the Sellers (at any time); and

2.4 any reasonable out of pocket costs, fees and expenses properly incurred after Completion by any Purchasers’ Tax Group Company in connection with successfully making any claim under this schedule or in relation to the subject matter of such claim.

3 Tax Claim limitations

3.1 Hain Celestial shall not be liable under any Tax Claim in respect of any Tax Liability if, but only to the extent that:

(a) provision, reserve or allowance has been made in the Accounts or the Enterprise to Equity Bridge in respect of the Tax Liability or the Tax Liability has been paid or discharged and the payment or discharge of the Tax Liability has been taken into account in the Accounts or the Enterprise to Equity Bridge;

(b) the Tax Liability arose as a result of an Event occurring in the ordinary course of a Group Company's business between the Accounts Date and Completion;

(c) the Tax Liability results from any change in law, generally accepted accounting principles or the rates of Tax, in each case occurring after Completion;

(d) the Tax Liability arises or is increased by virtue of any change after Completion in the bases, methods or policies of accounting of any Group Company, except where such change is necessary to comply with any law or generally accepted accounting practice in force at Completion;

(e) any Relief, other than a Purchasers’ Relief, is available at no cost to a Group Company to set against or otherwise mitigate the Tax Liability;

(f) such Tax Liability has been discharged or satisfied without cost to the Purchasers, any Group Company or any member of the Purchasers’ Group;

(g) such Tax Liability is Permitted Leakage.

3.2 Hain Celestial shall not be liable more than once in respect of the same Tax Liability giving rise to a Tax Claim or other claim under this agreement.

4 Payment and due date

4.1 Where Hain Celestial becomes liable to make a payment in respect of a claim under the Tax Covenant, the due date for making that payment shall be the tenth Business Day after the

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Purchasers make a demand for payment, or, if later, whichever of the following dates is applicable:

(a) in the case of an Actual Tax Liability, the fifth Business Day before the last date on which the relevant Group Company would have had to have paid the Actual Tax Liability in order to avoid any related interest or penalty; or

(b) in a case falling within paragraph (a) of the definition of "Effective Tax Liability", where the Accounts Relief which is Unavailable was a right to repayment of Tax, the date on which the relevant Group Company otherwise would have received such repayment had it been available; or

(c) in a case falling within paragraph (b) of the definition of "Effective Tax Liability", the date on which any Group Company would have become liable to make a payment of Tax but for the utilisation or set‑off of the Purchasers’ Relief.

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Part 2 Tax Warranties

1 Tax compliance and general

1.1 All liabilities, whether actual, deferred, contingent or disputed, of each Group Company for Tax measured by reference to income, profits or gains earned, accrued or received on or before the Accounts Date or arising in respect of an Event occurring or deemed to occur on or before the Accounts Date are fully provided for or (as appropriate) disclosed in the Accounts, and the amount of any Tax asset shown in the Accounts does not exceed the amount actually available.

1.2 Since the Accounts Date, no Group Company has been involved in any transaction which has given or may give rise to a liability to Tax on any Group Company (or would have given or might give rise to such liability but for the availability of any Relief) other than Tax in respect of transactions entered into by the Group Company concerned in the ordinary course of business as carried on at the Accounts Date.

1.3 Each Group Company has in the previous four years, and within any appropriate time limits, submitted all Tax returns, given all notices and supplied all other information required to be supplied to all relevant Tax Authorities. All such information was and remains complete and accurate in all material respects and all such returns and notices were complete and accurate in all material respects and were made on the proper basis.

1.4 Each Group Company has in the previous four years duly discharged all Tax which has fallen due for payment.

1.5 Each Group Company has in the previous four years properly made all deductions and withholdings on account of Tax required to be made in respect of any payment made or benefit provided on or before the date of this agreement and has to the extent required by law or the published practice of a Tax Authority properly accounted for all such deductions and withholdings.

1.6 Each Group Company has in the previous four years maintained and has in its possession or under its control all records and documentation that it is required to maintain for the purposes of any Tax.

1.7 No Group Company has in the previous four years been subject to any non‑routine investigation or audit or visit by any Tax Authority. So far as Hain Celestial is aware, there is no planned investigation or non-routine enquiry, audit or non-routine visit by any Tax Authority in relation to any Group Company, and there are no facts or circumstances which might cause such an investigation, enquiry, audit or visit to be instituted.

1.8 Within the past four years, no Group Company nor any director or officer of any Group Company (in their capacity as such) has paid or become liable to pay, and, so far as the Sellers are aware, there are no facts or circumstances by reason of which it or they may become liable to pay to any Tax Authority, any penalty, fine, surcharge or interest in respect of Tax (including in respect of any failure to make any return, give any notice or supply any information to any relevant Tax Authority, or any failure to keep or preserve any records or to pay Tax on the due date for payment), or has been criminally convicted of any offence related to Tax. No Group Company has within the past four years been required to provide any security in respect of any amount of Tax and no asset of a Group Company is subject to any charge or power of sale in favour of any Tax Authority.

1.9 No transaction in respect of which any consent, ruling, confirmation or clearance (each a Ruling) was required or sought from any Tax Authority has been entered into or carried out by any Group Company without such Ruling having first been lawfully and validly obtained for the transaction carried out, and all information supplied to any Tax Authority in connection

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with any such Ruling fully and accurately disclosed all facts and circumstances material to the giving of such Ruling. Any transaction for which such Ruling was obtained has been carried out only in accordance with the terms of such Ruling and the application on which the Ruling was based and at a time when such Ruling was valid and effective. No facts or circumstances have arisen since any such Ruling was obtained which would cause the Ruling to become invalid, unlawful or ineffective.

1.10 In relation to each Group Company, the Disclosed Information gives full details of all surrenders of group relief which have not been finally agreed or otherwise determined, or where the losses or other amounts to which the claim relates have not been finally agreed or otherwise determined, and any payments made or agreed to be made in respect of such surrenders.

1.11 Neither the entry into nor performance of obligations under the Acquisition Documents, nor the satisfaction of any condition to which this agreement is subject will give rise to the deemed disposal of any asset, an obligation to pay any Tax which was previously deferred or any other Tax charge other than in respect of actual sale proceeds received by any Group Company.

1.12 The amount of Tax chargeable on each Group Company during any accounting period ending on or within four years of the Accounts Date has not depended upon any concession, agreement or other arrangement with any Tax Authority (other than concessions, agreements or arrangements that are the subject of the published practice or guidance of a Tax Authority).

1.13 Each Group Company has fulfilled all of the requirements and made all relevant payments or deductions as required under the IR35 Rules and/or Off Payroll Working Rules or otherwise and holds all documentation relating to all engagements, including but not limited to status determination statements. The Sellers shall ensure all documentation relating to all engagements are available to the Purchasers upon Completion.

1.14 There are no outstanding disagreements or representations in respect of any status determination statement produced in respect of a relevant engagement involving any Group Company and to which the Off-Payroll Working Rules apply.

2 Employees

All social security, social fund or similar contributions and sums payable to any Tax Authority under any payroll Tax or deduction at source system due and payable by any Group Company up to the date of this agreement have been paid, and each Group Company has made all such deductions and retentions as should have been made under applicable laws and regulations in respect thereof.

3 Overseas matters

3.1 Each Group Company is and has in the previous four years been resident for Tax purposes only in the jurisdiction in which it is incorporated, and no Group Company is or has in the previous four years been subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business in that jurisdiction.

3.2 No Group Company is liable for any Tax as the agent of any other person or business or constitutes a permanent establishment of any other person, business or enterprise for any Tax purpose.

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4 Close companies

No Group Company is, nor has at any time within the previous four years been, a close‑investment holding company as defined by section 34 CTA 2010.

5 Stamp taxes

5.1 Each document under the control of the Group Companies, or to the production of which the Group Companies is entitled, and on which each Group Company relies or may rely to prove title to any asset or to establish or defend any right, has been duly stamped.

5.2 Each Group Company has duly paid all stamp duty reserve tax for which it has at any time in the previous four years been liable.

5.3 Each Group Company has in the previous four years complied in all material respects with the provisions of part 4 of and schedules 3 to 20 to the Finance Act 2003 (stamp duty land tax) any regulations made thereunder

6 Value added tax

6.1 Each Group Company has in the previous four years complied in all material respects with all laws relevant to VAT and has made and obtained correct and up‑to‑date records and invoices and other documents appropriate or requisite for the purposes of such laws.

6.2 No Group Company has, in the previous four years, been required to give any security for VAT.

7 Inheritance tax

Neither the assets nor the shares of each Group Company are, or may be, subject to any charge by virtue of section 237 of the Inheritance Tax Act 1984 and no person has or may have power under section 212 of the Inheritance Tax Act 1984 to raise any capital transfer tax or inheritance tax by sale or mortgage of, or a charge on any of the Group Companies' assets or shares

8 Tax Avoidance

No Group Company has been party to or concerned with any scheme or arrangement of which the main purpose or one of the main purposes was the avoidance of a liability to Tax.

9 Transfer Pricing

In the last four years, all transactions between any Group Companies, or between any Group Company and any current or past member of the Sellers’ Group, have been on arm’s length terms.

10 Miscellaneous

No Event has been carried out as a result of which any Group Company is or may be held liable for any Tax primarily chargeable against or attributable to any person other than that Group Company.

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Schedule 5 Sellers' limitations

1 Maximum aggregate liability

1.1 The liability of the Sellers in respect of all Claims (including interest and costs) and for any Leakage pursuant to clause 11.3 shall not exceed an amount equal to the Consideration.

1.2 Notwithstanding paragraph 1.1:

(a) the aggregate liability of Hain Celestial in respect of all General Warranty Claims and Tax Claims (including interest and costs) shall not exceed an amount equal to one pound (£1.00) (Cap); and

(b) the W&I Policy shall be the Purchasers' sole and exclusive source of recovery in respect of any General Warranty Claim or Tax Claim for any amount exceeding the Cap (notwithstanding any subsequent non‑payment under the W&I Policy or any vitiation, expiry or termination of the W&I Policy or the insolvency of the Insurer (or any subsequent insurer) in respect of the W&I Policy).

2 Small Claims

Without prejudice to the Cap, Hain Celestial shall not be liable for any Warranty Claim unless the liability of Hain Celestial in respect of such Claim (calculated after applying the other provisions of this schedule and Part 1 of Schedule 4, and excluding interest and costs) exceeds thirty thousand pounds (£30,000) (Small Claim). All Warranty Claims arising from substantially the same matter or thing shall be treated as one individual Claim.

3 Claims threshold

Without prejudice to the Cap, Hain Celestial shall not be liable for any Warranty Claim unless and until the aggregate liability of Hain Celestial in respect of all such Claims (calculated after applying the other provisions of this schedule and Part 1 of Schedule 4 and excluding any Small Claim) exceeds six hundred and fourteen thousand six hundred and seventy four pounds and forty six pence (£614,674.46) (excluding interest and costs), in which case Hain Celestial shall (subject to paragraph 1) be liable for one pound (£1.00) only.

4 Notice of Claims

The Sellers shall not be liable for any Claim unless the Purchasers have given notice to the Sellers of such Claim setting out reasonable details of the Claim (including the grounds on which it is based and the Purchasers’ good faith estimate of the amount of the Claim (detailing the Purchasers’ calculation of the loss, liability or damage alleged to have been suffered or incurred)).

5 Time limits for Claims

5.1 The Sellers shall not be liable for any Claim unless the Purchasers have given written notice of such Claim in accordance with paragraph 4 on or before:

(a) in the case of any General Warranty Claim or Tax Warranty Claim, the first anniversary of Completion;

(b) in the case of any Title Claim, the date falling seven years from Completion;

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(c) in the case of any Tax Covenant Claim, the date falling seven years from Completion; and

(d) in the case of any other Claims, the first anniversary of the date on which the matter or thing giving rise to such Claim first occurred.

5.2 The Sellers shall not be liable for any Claim (other than a Claim which has been previously satisfied or settled) unless legal proceedings in respect of such Claim have been commenced by being both properly issued and validly served on the Sellers within six months of the date on which the Sellers were first notified of such Claim (or, in respect of a contingent liability, within six months of the date on which such liability becomes an actual liability (if later)). No new Claim may be made in respect of any matter or thing giving rise to a Claim previously notified, but this will not apply for any Tax Covenant Claims.

6 W&I Policy

The Purchasers acknowledge that the limitations set out in this Schedule 5 shall continue to apply notwithstanding any subsequent non‑payment under the W&I Policy or any vitiation, expiry or termination of the W&I Policy or the insolvency of the underwriters of the W&I Policy.

7 Disclosure

Hain Celestial shall not be liable for any Warranty Claim if the matter or thing giving rise to such Claim has been Disclosed.

8 Accounts and Locked Box Accounts

Hain Celestial shall not be liable for any General Warranty Claim if, but only to the extent that, specific provision, reserve or allowance has been made in the Accounts or Locked Box Accounts in respect of the matter or thing giving rise to such General Warranty Claim, or such matter or thing has otherwise been taken into account in, or specifically referred to in the notes to, the Accounts or the Locked Box Accounts.

9 Enterprise to Equity Bridge

9.1 Hain Celestial shall not be liable in respect of any General Warranty Claim if:

(a) the matter or thing giving rise to such General Warranty Claim constitutes; or

(b) the loss to which the General Warranty Claim relates, comprises or flows from,

anything included as a deduction in the Enterprise to Equity Bridge.

10 Other exclusions and limitations

10.1 Hain Celestial shall not be liable in respect of any General Warranty Claim if, but only to the extent that, such General Warranty Claim arises from or is otherwise attributable to, or the amount of such General Warranty Claim is increased as a result of:

(a) any change in accounting basis, policy or practice of any Group Company or any change in the way an accounting basis is adapted for tax purposes, in each case, made on and/or after Completion save where such change is required to conform such policy or practice with generally accepted policies or practices at Completion; or

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(b) any change in legislation or law or in the interpretation or application of any legislation or law, in each case occurring after the date of this agreement.

11 Leakage

11.1 The Purchasers' only remedy in relation to any matter or thing constituting Leakage is that contained in clause 11.

11.2 The Sellers shall not be liable in respect of any Claim (other than a Tax Claim) if, but only to the extent that, the matter or thing giving rise to such Claim constitutes Permitted Leakage.

12 No double recovery

Any payment made by or on behalf of the Sellers in respect of any Claim or any Leakage pursuant to clause 11 shall satisfy and discharge any other Claim or claim in respect of Leakage pursuant to clause 11 which is capable of being made against the Sellers in respect of the same matter or thing, but only to the extent of the payment made.

13 Contingent Liabilities

The Sellers shall not be liable in respect of any liability (other than a demand or claim under the Tax Covenant) which, at the time of written notice to the Sellers, is contingent only, unless and until such contingent liability becomes an actual liability and is due and payable.

14 Mitigation

Nothing in the Acquisition Documents shall, or shall be deemed to, affect the Purchasers' general legal obligations to take reasonable steps to mitigate any loss, liability or damage which it may suffer or incur.

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Schedule 6 Completion obligations

Part 1 Hain Celestial's obligations on Completion

1 Documents, etc. to be delivered

Hain Celestial shall deliver or procure to be delivered to the Purchasers:

Title to Shares

1.1 duly executed transfers in respect of the Ella's Brands Shares, Ella's IP Shares, Hain Frozen Shares and, to the extent issued pursuant to the KPMG Steps, Additional Hain Frozen Shares in favour of the UK Purchaser;

1.2 to the extent such Target Company has issued share certificates for any Shares, the relevant share certificates (or a deed of indemnity in respect of any lost share certificates in the Agreed Form);

1.3 an executed power of attorney in the Agreed Form from Ella's Kitchen Group Limited in favour of the UK Purchaser to enable the Purchaser to exercise all rights attaching to: (i) the Ella's Brands Shares and (ii) the Ella's IP Shares, until the UK Purchaser becomes the registered holder of them;

1.4 an executed power of attorney in the Agreed Form from The Hain Daniels Group Limited in favour of the UK Purchaser to enable the UK Purchaser to exercise all rights attaching to the Hain Frozen Shares and, to the extent issued pursuant to the KPMG Steps, Additional Hain Frozen Shares, until the UK Purchaser becomes the registered holder of them;

1.5 notifications in the Agreed Form from Ella's Kitchen Group Limited and The Hain Daniels Group Limited in relation to their cessation of significant control over Ella’s IP, Ella’s Brands, and Hain Frozen, as applicable; and

1.6 a duly executed notarial deed of transfer in the Agreed Form in respect of the Natumi Share in the presence of a German civil law notary;

1.7 a duly executed notarial deed of transfer in the Agreed Form in respect of the Mona Share in the presence of a German civil law notary;

1.8 an executed shareholders’ resolution of Mona in the Agreed Form in which (i) its shareholder Mona Oberwart Produktions GmbH waives its pre-emption right in connection with the sale and transfer of the Mona Share, (ii) the shareholders consent to the sale and transfer of the Mona Share (the Mona Waiver Shareholder Resolution);

1.9 an executed waiver declaration from Lima and FORMATIO Beratungs‑ und Beteiligungs GmbH in the Agreed Form in which Lima and FORMATIO Beratungs‑ und Beteiligungs GmbH each waive their pre-emption right in connection with the sale and transfer of the Mona Share (the Mona Waiver Declaration);

Officers, employees and auditors

1.10 the written resignation of Lee Boyce as director of each Group Company which he is a director of immediately prior to Completion;

Records

1.11 to the extent a Group Company is required to legally maintain statutory registers, the relevant statutory registers of such Group Company;

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1.12 the security and authentication codes for the Companies House WebFiling service for each Group Company that is incorporated in the United Kingdom;

Other documents

1.13 the Transitional Services Agreement executed by Hain Celestial and the Service Recipient (as defined therein) but in relation to execution by the Service Recipient, only to the extent the Service Recipient is a Group Company; and

1.14 evidence that the Group Companies have ceased (or will cease with effect from Completion) to be party to the BMG Cash Pooling Agreement.

2 Payments by the Sellers' Group

Hain Celestial shall comply with clause 4.1.

3 Corporate approvals

Sellers

3.1 Insofar as not approved as part of corporate approvals obtained on or around the date of this agreement, Hain Celestial shall deliver that a meeting of the board of directors (or supervisory board) of each Seller is held at which the transfers of the relevant Shares are approved, and authorising the execution of and the performance by each Seller of its obligations under this agreement and each of the Acquisition Documents to be executed by it.

Group Companies

Hain Celestial shall procure that a meeting of the board of directors of each Group Company is held at which:

3.2 (in relation to each Target Company only) the transfers of the relevant Shares are approved for registration (subject only to being duly stamped and the endorsement of the name of the relevant Purchaser on the relevant share certificates, where applicable);

3.3 the resignations referred to in paragraph 1.10 are accepted with effect from the end of the meeting; and

3.4 such persons as the relevant Purchaser nominates at least 10 Business Days prior to Completion are appointed as directors with effect from the end of the meeting.

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Part 2 Purchasers' obligations on Completion

1 Documents, etc. to be delivered

The Purchasers shall deliver to the Sellers:

1.1 a copy of the UK Purchaser's board minutes, duly signed by the chairperson of the meeting;

1.2 the Transitional Services Agreement executed by the Service Recipient (as defined therein) but only to the extent the Service Recipient is a member of the Purchasers' Group (as it is construed prior to Completion)).

2 Transfer of Natumi Share and Mona Share

The German Purchaser shall:

2.1 execute the notarial deed of transfer in the Agreed Form in respect of the Natumi Share in the presence of a German civil law notary; and

2.2 execute the notarial deed of transfer in the Agreed Form in respect of the Mona Share in the presence of a German civil law notary.

3 Payments

3.1 The Purchasers shall pay the Consideration in accordance with clause 3.

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Signature pages

Signed for and on behalf of ELLA'S KITCHEN GROUP LIMITED by:	))	Signature	/s/ Lee A. Boyce

		Name (block capitals)	LEE A. BOYCE
Director/authorised signatory

Signed for and on behalf of HAIN CELESTIAL EUROPE B.V., acting under the company’s authority in accordance with the laws of the territory in which the company is incorporated, by:	))	Signature	/s/ Ariyana Dashiry

		Name (block capitals)	ARIYANA DASHIRY
Director/authorised signatory

Signature	/s/ Wolfgang Goldenitsch

Name (block capitals)	WOLFGANG GOLDENITSCH
Director/authorised signatory

Signed for and on behalf of THE HAIN DANIELS GROUP LIMITED by:	))	Signature	/s/ Lee A. Boyce

		Name (block capitals)	LEE A. BOYCE
Director/authorised signatory

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Signed for and on behalf of THE HAIN CELESTIAL GROUP, INC., acting under the company’s authority in accordance with the laws of the territory in which the company is incorporated, by:	))	Signature	/s/ Lee A. Boyce

		Name (block capitals)	LEE A. BOYCE
Director/authorised signatory

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Signed for and on behalf of HCGI US Finance Co LLC, acting under the company’s authority in accordance with the laws of the territory in which the company is incorporated, by:	))	Signature	/s/ Lee A. Boyce

		Name (block capitals)	LEE A. BOYCE
Director/authorised signatory

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Signed on behalf of Aurelius V AcquiCo Twenty Four Limited by a duly authorised attorney acting under a power of attorney dated 5 September 2026:	))	Signature	/s/ Edward Taylor

		Name (block capitals)	EDWARD TAYLOR
Attorney

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Signed on behalf of AURELIUS V GER AcquiCo Six GmbH by a duly authorised attorney acting under the company’s authority in accordance with the laws of the territory in which the company is incorporated, and under a power of attorney dated 5 September 2026:

))	Signature	/s/ Edward Taylor

	Name (block capitals)	EDWARD TAYLOR
Attorney

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